SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______)

Table of contents

-	Interim Consolidated Report as of June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Roberto Ulissi
Name:	Roberto Ulissi
Title:	Corporate Affairs and Governance - SEVP

Date: August 31, 2017

Interim Consolidated Report as of June 30, 2017

Mission

We are an energy company.

We are working to build a future

where everyone can access energy

resources efficiently and sustainably.

Our work is based on passion

and innovation, on our unique strengths

and skills, on the quality of our people

and in recognising that diversity across

all aspects of our operations

and organisation is something

to be cherished.

We believe in the value of long term

partnerships with the countries

and communities where we operate.

Interim Consolidated Report as of June 30, 2017

Interim Consolidated Report

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook”, regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com

4	Highlights

Operating review

8	Exploration & Production

16	Gas & Power

20	Refining & Marketing and Chemicals

Financial review and other information

24	Financial review

24	Profit and loss account

40	Summarized Group Balance Sheet

43	Summarized Group Cash Flow Statement

48	Risk factors and uncertainties

56	Outlook

57	Other information

Condensed consolidated interim financial statements

60	Financial statements

67	Notes to the condensed consolidated interim financial statements

113	Management’s certification

114	Report of Independent Auditors

Annex

116	List of companies owned by Eni SpA as of June 30, 2017

142	Changes in the scope of consolidation for the first half of 2017

Eni Interim Consolidated Report / Highlights

Highlights

Adjusted results > Adjusted operating profit almost quadrupled to €2.85 billion, driven by a recovery in crude oil prices (the Brent benchmark was up by 30%), hydrocarbon production growth and the outstanding performance reported by mid-downstream segment, due to gas contracts renegotiations and the restructuring initiatives executed in the latest years, which allowed the Company to fully capture a more favorable scenario.

Adjusted net result: profit of €1.21 billion (up by €1.52 billion, compared to a loss in the first half of 2016). Net profit: €0.98 billion (up by €1.81 billion, compared to a loss in the first half of 2016).

Cash flow > Strong cash generation: €4.64 billion, up by 50% from the first half of 2016. The adjusted cash flow from operations, before changes in working capital at replacement cost, amounted to €4.88 billion.

Capex optimization and self-financing > Capex at €4.97 billion (capex pro-forma1 €4.27 billion), finalized to the completion of the relevant projects started in the first part of 2017, as scheduled.

Self-financed 110% of the pro-forma capex. On a yearly basis, confirmed the target of around 18% reduction in the 2017 pro-forma capex vs 2016.

Free cash flow > Approximately €700 million to fund the cash dividend.

Cash neutrality > Organic cash coverage of capex and the floor dividend confirmed at a Brent scenario of approximately 60$/bbl in 2017.

Disposals > Finalized the disposal of a 25% interest in Area 4 in Mozambique to ExxonMobil for a total consideration of approximately $2.8 billion. Finalized the disposal of the Gas & Power retail business in Belgium in July 2017. Overall, in 2017, finalized disposals amount to €2.9 billion, representing 60% of minimum target planned for the 2017-2010 period.

Leverage > As of June 30, 2017, leverage was 0.32, up from 0.28 at December 31, 2016; well below the 0.30 threshold at year end based on Eni’s scenario assumptions, driven by cash flow from operations and disposals.

Interim dividend > In light of the financial results achieved in the first half of 2017 and the Company’s progress on the industrial plan targets, the interim dividend proposal to the Board of Directors will amount to €0.40 per share.

Hydrocarbon production > 1.783 million boe/d in the first half of 2017, up by 2.8% from the comparative period, up by 6.1% excluding negative price effects of PSAs and OPEC cuts (a total amount of 50 kboe/d). Confirmed FY production target of 1.84 mln boe/d (up by 5% from 2016) leveraging on new project start-ups and ramp-ups of fields entered into operations in 2016.

Exploration successes > In the first half of 2017, Eni continued its track record of exploration successes. Successfully drilled two wells in the Amoca discovery offshore Mexico, boosting the resource estimate of Area 1 to 1.3 billion barrels of oil equivalent in place. The definition of the development plan is expected this year. Other relevant successes achieved in Libya, Indonesia and Norway, a total of 500 million boe of additions to the Company’s reserve backlog.

1 Net of reimbursement of capex relating to asset disposals and the advances cashed in from our State owned partners in the Zohr project.

4

Eni Interim Consolidated Report / Highlights

Mozambique > In Area 4, offshore Mozambique, the Coral South LNG project started the execution phase following the signing of the construction contract of the Floating LNG unit and the finalization of project financing agreements.

East Hub >  Eni started production of the East Hub Development Project, in Block 15/06 of the Angolan deep offshore, five months earlier than scheduled and with a time-to-market among the best in the industry.

OCTP > Launched the production from the Integrated Oil&Gas Development Project, in the Offshore Cape Three Points (OCTP) block, off Ghana’s Western coast, in just two and a half years and three months ahead of schedule. The block has more than 770 mboe in place.

Jangkrik > Started-up gas production from the Jangkrik Development Project, in deep water offshore Indonesia, ahead of schedule. Production has reached 450 million mmcf/d, equivalent to 85 kboe/d.

Start-ups and ramp-ups > Contribution from new start-ups and ramp-ups of 2016 projects amounted to 192 kboe/d in the first half of 2017.

The start-ups described confirm the validity of Eni’s model finalized to the continuous improvement of time-to-market.

Zohr > Ongoing progress at the Zohr project: 80% finalized, start-up confirmed by the end of 2017.

Acreage > Acquired new leases in Cyprus, Ivory Coast and Norway, for a total acreage of approximately 11,000 square kilometers.

Val d’Agri Oil Center > On July 18, 2017, Eni has restarted operations at the Val d'Agri Oil Center (COVA) due to approval from the relevant Authorities confirming the functionality of the plant and the presence of all necessary safety conditions.

Safety > The trend in safety improvement continued, reporting a recordable injury frequency rate down by 20.1% from the same period of 2016. There was a 9.5% improvement for employees while for contractors it was 24.6%. This positive performance leveraged on specific training projects and programs to raise awareness of HSEQ issues.

GHG emissions > GHG emission recorded in the first half of 2017 increased by 2.3% compared to the first half of 2016. This trend reflected growth of production in E&P and G&P segment. Methane emissions decreased by 15.6%, leveraging on initiatives finalized to supervise and contain fugitive emissions in Kazakhstan and in other Group’s sites.

5

Eni Interim Consolidated Report / Highlights

Financial highlights and main indicators
		First half
		2017	2016
Net sales from operations	(€ million)	33,690	26,760
Operating profit (loss)		2,674	325
Adjusted operating profit (loss)		2,853	771
Adjusted net profit (loss)		1,207	(315)
- per share (a)	(€)	0.34	(0.09)
- per ADR (a) (b)	($)	0.74	(0.20)
Net profit (loss) (c) (d)		983	(1,242)
- per share (a)	(€)	0.27	(0.23)
- per ADR (a) (b)	($)	0.58	(0.51)
Comprehensive income (c)	(€ million)	(2,725)	(1,761)
Net cash flow from operating activities	(€ million)	4,638	3,100
Adjusted cash flow from operations (e)		4,881	2,477
Capital expenditure (f)		4,973	6,031
of which: exploration		284	170
hydrocarbons development		4,309	4,293
Total assets at period end		117,820	122,341
Shareholders' equity including non-controlling interests at period end		48,929	52,303
Net borrowings at period end		15,467	13,814
Net capital employed at period end		64,396	66,117
of which: Exploration & Production		54,455	55,181
Gas & Power		3,949	5,526
Refining & Marketing and Chemicals		7,003	6,545
Leverage		0.32	0.26
Coverage		5.5	1.1
Current ratio		1.3	1.6
Debt coverage		30.0	22.4
Share price at period end	(€)	13.2	14.5
Weighted average number of shares outstanding	(million)	3,601.1	3,601.1
Market capitalization (g)	(€ billion)	47.4	52.0

(a) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period.

(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.

(c) Attributable to Eni’s shareholders.

(d) 2016 loss includes results of continuing operations and discontinued operations represented by the loss on the initial recognition of the residual interest in Saipem, following the loss of control.

(e) Non GAAP measure. Net cash flow from operations before changes in working capital and excluding inventory holding gains or losses.

(f) Include capital contribution to equity accounted entities.

(g) Number of outstanding shares by reference price at period end.

6

Eni Interim Consolidated Report / Highlights

Main performance indicators
		First half
		2017	2016
Employees at period end	(number)	33,227	33,882
of which: - women		7,741	7,776
- outside Italy		12,388	12,883
Female managers	(%)	24.3	23.6
Total recordable incident rate (TRIR)	(Total recordable incident/worked hours) x 1,000,000	0.33	0.41
- employees		0.30	0.33
- contractors		0.34	0.45
Direct GHG emissions	(mmtonnes CO2 eq)	20.03	19.58
of which: - from combustion and process		15.12	14.68
- from methane		1.02	1.21
- from flaring		3.02	2.85
- from venting		0.87	0.84
R&D expenditure	(€ million)	72	69
Exploration & Production
Employees at period end	(number)	12,186	12,670
Production of hydrocarbons (a)	(kboe/d)	1,783	1,734
- liquids	(kbbl/d)	830	871
- natural gas	(mmcf/d)	5,203	4,713
Production sold (a)	(mmboe)	301	299
Average hydrocarbons realizations (a)	($/boe)	32.73	26.69
Produced water re-injected	(%)	60.2	56.7
Direct GHG emissions	(mmtonnes CO2 eq)	10.64	10.15
Community investment	(€ million)	27	22
Gas & Power
Employees at period end	(number)	4,219	4,338
Worldwide gas sales	(bcm)	41.91	43.77
- Italy		19.88	19.42
- outside Italy		22.03	24.35
Electricity sold	(TWh)	17.76	18.09
Direct GHG emissions	(mmtonnes CO2 eq)	5.57	5.19
Refining & Marketing and Chemicals
Employees at period end	(number)	10,915	10,977
Refinery throughputs on own account	(mmtonnes)	11.45	12.09
Retail sales of refined products in Europe		4.19	4.21
Average throughput of service stations in Europe	(kliters)	869	839
Production of petrochemical products	(ktonnes)	3,033	2,898
Sales of petrochemical products		2,066	1,931
Average plant utilization rate	(%)	77	73
Direct GHG emissions	(mmtonnes CO2 eq)	3.82	4.24
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	2.50	2.10

(a) Includes Eni's share in joint ventures and equity-accounted entities.

7

Eni Interim Consolidated Report / Operating review

Exploration & Production

Started large and highly cash generative projects of East Hub in Angola, Jangkrik in Indonesia and OCTP in Ghana. Confirmed the start-up of Zohr in Egypt by the end of 2017.

Continuing strong exploration track record with approximately 500 million boe of exploration resources. Confirmed 2017 target of 0.8 bln boe of new resources, at a unitary discovery cost of approximately 1 $/boe.

Mineral right portfolio and exploration activities

In the first half of 2017, Eni performed its operations in 44 countries located in five continents. As of June 30, 2017, Eni’s mineral right portfolio consisted of 763 exclusive or shared rights for exploration and development activities for a total acreage of 328,053 square kilometers net to Eni (323,896 square kilometers net to Eni as of December 31, 2016). In the first half of 2017, changes in total net acreage mainly derived from: (i) new leases mainly in Cyprus, Ivory Coast and Norway for a total acreage of approximately 11,000 square kilometers; (ii) the total relinquishment of licenses mainly in Egypt and Kenya covering an acreage of approximately 4,700 square kilometers; (iii) partial relinquishment in Gabon and Pakistan and interest reduction in Egypt for approximately 2,100 square kilometers.

In the first half of 2017, a total of 7 new exploratory wells were drilled (4.7 of which represented Eni’s share), as compared to 8 exploratory wells drilled in the first half of 2016 (4.8 of which represented Eni’s share).

Oil and gas production

In the first half of 2017, oil and natural gas production averaged 1.783 mmboe/d, up by 2.8% from the first half of 2016. This performance was driven by new project start-ups and the ramp-up at fields started up in 2016, mainly in Angola, Egypt, Ghana, Indonesia, Kazakhstan and Norway (an overall contribution of 192 kboe/d) as well as by higher maintenance activity of the first half of 2016. This trend was partly offset by OPEC production cuts, the negative price effect and mature fields declines. When excluding the price effect on PSAs contracts and OPEC cuts (overall approximately 50 kboe/d), hydrocarbon production increased by 6.1%.

8

Eni Interim Consolidated Report / Operating review

Liquids production was 830 kbbl/d in the first half of 2017, down by 4.7% from the same period a year ago. Production shutdowns and mature fields declines were partly offset by start-ups and ramp-ups of the period mainly in Angola, Ghana, Kazakhstan and Norway.

Natural gas production was 5,203 mmcf/d in the first half of 2017, up by 10.5% from the same period a year ago. Start-ups and ramp-ups were partly offset by mature fields declines.

Oil and gas production sold amounted to 301 mmboe. The 21.7 mmboe difference over production (322.7 mmboe) mainly reflected volumes of natural gas consumed in operations (16.6 mmboe), changes in inventory levels and other variations.

Hydrocarbons production (a) (b)
		First half
	(kboe/d)	2017	2016	Change	% Ch.
Italy		127	125	2	1.6
Rest of Europe		210	189	21	11.1
North Africa		692	634	58	9.1
Sub-Saharan Africa		324	346	(22)	(6.4)
Kazakhstan		139	104	35	33.7
Rest of Asia		101	136	(35)	(25.7)
Americas		168	176	(8)	(4.5)
Australia and Oceania		22	24	(2)	(8.3)
		1,783	1,734	49	2.8
Production sold	(mmboe)	301.0	299.0	2.0	0.7

Liquids production (a)
		First half
	(kbbl/d)	2017	2016	Change	% Ch.
Italy		46	40	6	15.0
Rest of Europe		116	94	22	23.4
North Africa		219	246	(27)	(11.0)
Sub-Saharan Africa		227	260	(33)	(12.7)
Kazakhstan		86	58	28	48.3
Rest of Asia		57	86	(29)	(33.7)
Americas		76	84	(8)	(9.5)
Australia and Oceania		3	3
		830	871	41	4.7

Natural gas production (a) (b)
		First half
	(mmcf/d)	2017	2016	Change	% Ch.
Italy		441	464	(23)	(5.0)
Rest of Europe		514	517	(3)	(0.6)
North Africa		2,583	2,115	468	22.1
Sub-Saharan Africa		530	475	55	11.6
Kazakhstan		289	250	39	15.6
Rest of Asia		238	275	(37)	(13.5)
Americas		502	499	3	0.6
Australia and Oceania		106	118	(12)	(10.2)
		5,203	4,713	490	10.5

(a) Includes Eni’s share of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (501 and 447 mmcf/d in the first half 2017 and 2016, respectively).

9

Eni Interim Consolidated Report / Operating review

Main exploration and development projects

Italy

On July 18 2017, Eni has restarted operations at the Val d'Agri Oil Center (“COVA”) following approval from the Regional Council of the Basilicata Region. The resumption of the plant's operational activities follows approval from the relevant Authorities confirming the functionality of the plant and the presence of all necessary safety conditions. The shutdown of the plant occurred on April 18, 2017. During the period of the shutdown, Eni has performed all the remediation measures requested by the relevant Authorities, including the upgrading of an oil tank where the spill originated, which was equipped with a double-bottom. For further information, see also Note no. 29 “Guarantees, commitments and risks” to condensed consolidated interim financial statements.

Development activities in the Adriatic offshore concerned: (i) maintenance and production optimization, mainly at the Barbara and Porto Garibaldi-Agostino fields; and (ii) start-up of the Poseidon project in collaboration with national scientific Authorities and Institutes to transform certain platform into scientific stations for marine environment research.

Following the Memorandum of Understanding for the Gela area, signed with the Ministry of Economic Development in November 2014, the Argo and Cassiopea offshore development project progressed. The project was submitted to the relevant Authorities and planned an optimization activities aiming to reduce environmental impact and to improve significantly environmental indicator by clearing visual impact and emissions reduction while supporting local content and resuming economic activities. The plan provides significant synergies with the Gela Refinery leveraging on the recovery of certain areas already reclaimed for the construction of gas treatment plants. This program is subject to the authorization of the relevant Authorities.

Within the boost and upgrading of the socio-economic activities of the area, in agreement with the Municipality of Gela and the Sicilian Region, activities relating to the first year of the Objective School project were completed, including the school-work alternation, first-level apprenticeships, program to reduce school drop-out and college scholarship.

Rest of Europe

Norway Exploration activities yielded positive results with: (i) the Cape Vulture oil and gas discovery in the PL128/128D license (Eni’s interest 11.5%) in the Norwegian Sea, nearby to the production facilities of the Norne field (Eni’s interest 6.9%). Eni estimates the resources in place of oil and gas to be approximately 130 million boe; and (ii) the Kayak oil discovery in the PL532 license (Eni’s interest 30%). The well is located nearby to the Johan Castberg developing project in the area. The Kayak discovery is expected to retain from 100 to 180 million barrels of oil in place.

These discoveries represent a significant achievement of the Eni’s near-field strategy for a fast-track development of exploration successes leveraging on existing production facilities.

Development activities mainly concerned: (i) the drilling of a new injection well and drilling activities start-up of an additional production well of the Goliat field (Eni operator with a 65% interest); (ii) infilling activities to support production of the Ekofisk and Eldfisk fields (Eni’s interest 12.39%) in the North Sea and Heidrun (Eni’s interest 5.2%) and Norne (Eni’s interest 6.9%) fields in the Norwegian Sea; and (iii) ongoing pre-execution activities of the Johan Castberg project (Eni’s interest 30%) in the Barents Sea. The development project is subjected to be approved by the relevant Authorities, which is expected by the end of the year.

North Africa

Algeria In June 2017, Eni signed with the relevant Authorities a 15-year extension agreement of the Block 403 fields (Eni’s interest 50%), and a possible further 10-year extension. The agreement includes the option for the gas potential resources’ development in the area also by means of the existing treatment facilities of the MLE project in the Block 405b (Eni’s interest 75%). The agreement will become effective by the end of 2017 at the occurrence of all necessary conditions expected by the Country.

10

Eni Interim Consolidated Report / Operating review

In the Block 405b, the treatment plant with a capacity of 32 kbbl/d was completed at the CAFC oil project, where production started up at the end of 2016. Drilling activities of development wells progressed. Production ramp-up is expected in 2018 with the completion of drilling and linkage activities.

Egypt In February 2017, with authorizations from Egypt’s authorities, Eni signed a deed completing the sale of 10% interest of the Zohr discovery in the operated Shorouk license to BP. The sale agreement of 30% interest with Rosneft will be finalized in the next months and subject to necessary authorizations from Country’s authorities. In addition, the new partners have an option to buy a further 5% interest under the same terms.

The development of the Zohr giant gas discovery progressed by means of the drilling and completion activities of the production wells, the construction of onshore treatment plant and the offshore facilities installation. Start-up is expected at the end of 2017.

In March 2017, a second treatment unit started up at the Nidoco project as a part of the Great Nooros Area project in the Abu Madi West concession (Eni’s interest 75%). The project achieved a target production of approximately 1 bcf/d by means of drilling completion of the NW-4 well, which represents eleventh production well in the area.

Other development activities concerned the infilling activities and production optimization in the Sinai 12 (Enis’ interest 100%) and Meleiha (Eni’s interest 76%) oil concessions to support production capacity.

In the first half of 2017, Eni progressed promoting initiatives to support socio-economic development and health of local communities, in particular in the Port Said area. The projects are part of a Memorandum of Understanding signed at the end of March 2017 where the development activities of Zohr discovery integrate a medium-long term program of community investments, which will be defined involving all local stakeholders. The renovation of the El Garabaa hospital is being completed, which will improve the emergency services and primary health care, especially in the area of maternal and child health.

Libya Exploration activity yielded positive results with a new gas and condensates discovery in the contractual area D (Eni’s interest 50%). The discovery is located nearby to the Bouri (Eni’s interest 50%) and Bahr Essalam (Eni’s interest 50%) production fields. The exploration success is in line with Eni’s exploration strategy of focusing on near-field incremental activities leveraging on the synergies with existing facilities reducing the time-to-market and providing for additional gas to the local market and export. In April 2017, the Country’s authorities extended the exploration license period until 2019, without additional commitment activities.

In March 2017, Eni signed with the relevant Authorities a Memorandum of Understanding to promote health and education initiatives of local communities nearby to the operated area of the Mellitah plant. In particular, two starting programs were defined: (i) hospital renovation in the Jalo area; and (ii) the construction of a pipeline for the desalination plant to provide drinking water to communities in the area.

Sub-Saharan Africa

Angola In February 2017, production start-up was achieved at the East Hub project in the operated Block 15/06 (Eni’s interest 36.84%), five months earlier than scheduled and with a time-to-market among the best in the industry, by means of the linkage of Cabaça South East field to the FPSO Armada Olombendo. Eni started production in the Block 15/06 at the end of 2014 with the West Hub Development Project. In the block, with the East Hub project start-up, production derived from five fields. The development plan includes water and gas injection wells in line with the zero flaring policy and zero water discharge.

The development activities progressed at the Mafumeira Sul production project in the Block 0 (Eni’s interest 9.8%) with the drilling of development wells.

Other development activities concerned the Kizomba Satellites phase 2 project in the Block 15 (Eni’s interest 20%), leveraging on the existing production and treatment facilities.

11

Eni Interim Consolidated Report / Operating review

Congo The development activities of the Nené Marine phase 2A production project in the Marine XII block (Eni operator with a 65% interest) progressed by means of start-up of two additional production wells, linkage to the Kitina and Litchendjili existing platforms in the area and the installation of a further production platform. Production ramp-up is expected by the end of 2017 with the completion of the development program.

In April 2017, Eni signed with the relevant Authority an extension to the gas sale agreement to feed CEC power plant (Eni’s interest 20%) with the gas production of the Marine XII block. Additional supply is expected by 2019 to increase CEC power capacity.

The activities of the second phase of the Project Integreé Hinda (PIH) are being defined to support local communities in the Hinda district by means of initiatives to improve socio-economic development with primary education, health and access to water and energy programs.

Ghana Production started up at the Integrated Oil & Gas Development project in the Offshore Cape Three Points Block (OCTP) operated by Eni with a 44.44% interest. The OCTP project start-up was achieved in just two years and a half as well as three months earlier than scheduled and with a record time-to-market. The development project has been put into production the Sankofa Main, Sankofa East and Gye-Nyame fields with 770 million boe in place, of which 500 million barrels of oil and 270 million boe of non-associated gas (approximately 1,4 Tcf). The development of gas project will support entirely domestic market. Production will be carried out via a floating production, storage and offloading unit (FPSO), which will produce up to 85 kboe/d through 18 underwater wells. Natural gas production will be transported via a submarine pipeline to the onshore facilities to be processed and linked to Ghana’s national grid, supplying approximately 180 mmcf/d.

The OCTP project has been developed in compliance with the highest environmental requirements, zero gas flaring and produced water re-injection, including the Performance Standards on Environmental and Social Sustainability of the International Finance Corporation (IFC), which is part of the World Bank Group.

Mozambique In March 2017, ExxonMobil and Eni signed sale and purchase agreement to acquire a 25% indirect interest in the Area 4 block, offshore Mozambique, through a sale of 35.7% stake in Eni East Africa. The agreed terms include a cash price of approximately $2.8 billion. The acquisition will be completed subject to satisfaction of certain conditions precedent, including clearance from Mozambican and other regulatory Authorities. Following completion of the transaction, Eni East Africa will be co-owned by Eni and ExxonMobil with a 35.7% stake and the remaining interest of 28.6% by CNPC. Eni will continue to lead the Coral South FLNG project and all upstream operations in Area 4, while ExxonMobil will lead the construction and operation of natural gas liquefaction facilities onshore. This operating model will enable the use of best practices and skills within Eni and ExxonMobil with each company focusing on distinct and clearly defined scopes while preserving the benefits of a fully integrated project.

In June 2017, the implementation phase of the Coral South FLNG project was launched. All the drilling, construction and installation contracts for the production facilities were signed, as well as agreements with the lenders and the Mozambican government for the regulatory framework and financing of the project. The Coral South FLNG is the first project in the development of the significant gas resources discovered by Eni in Area 4 of the Rovuma Basin. This result comes just three years since the drilling of the final exploration well.

The project expects to produce up to 5 TCF of gas by means of the installation of a floating unit (“Coral South FLNG”) for the treatment, liquefaction and storage of natural gas with a capacity of approximately 3.4 mmtonnes/y (approximately 176 bcf/y) fed by 6 subsea wells and start-up expected in 2022. The FLNG facilities construction will be financed through Project Finance covering 60% of its entire cost. This is the first Project Finance ever arranged in the world for a liquefaction floater. The financing agreement has been subscribed by 15 major international banks and guaranteed by 5 Export Credit Agencies.

Within the binding agreement signed in October 2016, all LNG produced will be sold to BP.

In the Cabo Delgado and Maputo areas, Eni has engaged a significant program to support population, including access to energy, access to water, health and sanitation, as well as education and training activities.

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Eni Interim Consolidated Report / Operating review

Nigeria In January 2017, Eni signed a Memorandum of Understanding with the Nigerian National Petroleum Corporation (NNPC) to promote new activities that can significantly boost Nigeria’s social and economic development. In particular, the cooperation agreement includes: (i) an increased focus on development and exploration activities in the onshore, offshore and ultra-deep-water areas; (ii) cooperation requirements for the rehabilitation and enhancement of Port Harcourt refinery; (iii) the upgrade of the Okpai combined cycle power plant by means of doubling the power generation capacity; and (iv) the assessment of additional projects to secure energy accessibility to the Country’s most remote areas.

Production start-up of the second development phase of the Forcados-Yokri field in the OML 43 block (Eni’s interest 5%) is expected in the second half of 2017.

Kazakhstan

In June 2017, Eni signed a number of strategic cooperation agreements in the upstream and renewable energy sectors in the Country.

Eni and KazMunayGas (KMG) signed an agreement to renew the transfer to Eni of the 50% stake for exploration and production activities in the Isatay block located in the Kazakh sector of the Caspian Sea. The transfer is expected to be finalized after all necessary approvals required by law. The Isatay block is estimated to have significant potential oil resources and will be operated by a joint operating company established by KMG and Eni on a 50/50 basis. In addition, Eni and KMG signed an agreement to further expand upstream technology co-operation and evaluate potential joint developments in new projects.

Eni, KMG and the other partners signed with the Ministry of Energy of the Republic of Kazakhstan, and the Kazakh Committee of geology and subsoil use, a Memorandum of Understanding to evaluate future cooperation terms in the Kazakh-Russian Pre-Caspian Basin recording certain significant oil discoveries.

In addition, Eni and General Electric (GE) signed with the Minister of Energy of the Republic of Kazakhstan an agreement to promote the development of renewable energy projects in the Country. In particular, Eni and GE will co-operate to evaluate the construction of a wind power plant with approximately 50 MW capacity and further future initiatives.

Kashagan Ramp-up and stabilized production of the Kashagan field (Eni’s interest 16.81%) progressed. In the second half of the year, preliminary gas reinjection will come online to achieve production target of 370 kbbl/d by the end of 2017.

The studies for the improvement of the CC01 gas reinjection project progressed. The project targets to install an additional compression facility to achieve a plateau production of 450 kbbl/d in 2022.

Within the agreements with local Authorities, Eni has been conducting training program for Kazakh resources in the oil & gas sector, in addition to the realization of infrastructures with social purpose.

Karachaganak Within the gas treatment expansion projects of the Karachaganak field (Eni’s interest 29.25%), the detail engineering development of the Karachaganak Debottlenecking project is planned to be completed with the Final Investment Decision (FID) expected by the end of 2017. Additional re-injection capacity will be ensured by installing a re-injection facility that will be added to existing ones. This project is currently in the FEED phase. Main activities started up and the FID is expected in 2018.

Eni continues its commitment to support local communities in the nearby area of Karachaganak field. In particular, activities focused on: (i) the professional training; and (ii) the construction of kindergartens, maintenance of hospitals and roads, building of heating plants and sport centres.

Moreover, following the re-definition of the Sanitary Protection Zone (SPZ) associated to the ongoing development projects and according to the international standards and best practices, a project of relocation of the inhabitants, which started in 2015, from Berezovka and Bestau villages progressed. The activities are expected to be completed in the second half of 2017.

Eni continues to conduct monitoring activities on biodiversity and ecosystems in the nearby of the production areas.

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Rest of Asia

Indonesia Exploration activities yielded positive results with the Merakes 2 appraisal well confirming the mineral potential of the Merakes gas discovery in the western area of the East Sepinggan block (Eni operator with an 85% interest).

Production started up earlier than scheduled in the Jangkrik gas project in the operated Muara Bakau block (Eni’s interest 55%) by means of ten offshore wells linked to the Floating Production Unit (FPU). Production target of approximately 460 mmcf/d (equal to 85 kboe/d) was just achieved. Natural gas production is processed by the FPU and then delivered by pipeline to the onshore facility to feed Bontang liquefaction plant. The LNG is sold under long-term contracts, partly to PT Pertamina and partly to Eni, which will sell up to 11 million tonnes for 15 year as part of the supply agreement signed with the Pakistan LNG state company.

Ongoing initiatives progressed in the field of environmental protection, health care and educational system to support local communities located in the operated areas of the eastern Kalimantan, Papua and North Sumatra.

Oman In May 2017, Eni and the state Oman Oil Company (OOC) signed a Memorandum of Understanding to assess the possibility of cooperation opportunities in the oil and gas sector. In addition, it was announced the award to Eni the operatorship of the exploration offshore Block 52 (Eni’s interest 85%), following an international bid round process. The ratification is subject to approval by the relevant Authorities.

Americas

Mexico Exploration activities yielded positive results with the Amoca-2 and Amoca-3 appraisal oil wells in the Area 1 block (Eni’s interest 100%) located in the offshore of the Country. The exploration campaign is expected to progress with the drilling activity of two additional wells on the Mitzon and Tecoalli prospects to appraise the existing discovery and explore new undrilled pools.

In June 2017, Eni was awarded the operatorship of the Block 10 (Eni’s interest 100%), the Block 14 (Eni’s interest 60%) and the Block 7 (Eni’s interest 45%) located in the offshore of the Country. The new blocks are closed to Area 1 block and, in the case of a successful exploration campaign, they will allow significant operational synergies in the Country.

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Capital expenditure

Capital expenditure of the Exploration & Production segment (€4,615 million) concerned mainly development of oil and gas reserves (€4,309 million) directed mainly outside Italy, in particular in Egypt, Ghana, Angola, Congo, Iraq and Indonesia. Development expenditures in Italy concerned sidetrack and workover activities in mature fields in particular in the Adriatic offshore and in Val d’Agri, as well as unplanned maintenance and asset integrity activities.

Exploration expenditures (€284 million) were directed outside Italy in particular to Cyprus, Norway, Libya, Egypt and Mexico.

Net of the capex, which will be reimbursed at the closing of interest disposal in the Area 4 in the offshore of Mozambique and Zohr projects, as well as advances cashed in from our State owned partners in the Zohr project, capital expenditure restated to €3,910 million.

Capital expenditure
	First half
(€ million)	2017	2016	Change	% Ch.
Italy	109	250	(141)	(56.4)
Rest of Europe	308	351	(43)	(12.3)
North Africa	2,323	1,339	984	73.5
Sub-Saharan Africa	1,160	1,297	(137)	(10.6)
Kazakhstan	84	392	(308)	(78.6)
Rest of Asia	492	753	(261)	(34.7)
Americas	134	123	11	8.9
Australia and Oceania	5	4	1	25.0
	4,615	4,509	106	2.4

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Eni Interim Consolidated Report / Operating review

Gas & Power

Finalized the disposal of the Belgian retail business in July 2017.

G&P adjusted operating profit: €192 million more than tripled y-o-y (an increase of €136 million).

Confirmed structural positive results from 2017.

Natural gas

Supply of natural gas

In the first half of 2017, Eni’s consolidated subsidiaries supplied 40.00 bcm of natural gas, with a decrease of 1.02 bcm or 2.5% from the first half of 2016.

Gas volumes supplied outside Italy from consolidated subsidiaries (37.48 bcm), imported in Italy or sold outside Italy, represented approximately 94% of total supplies, with a decrease of 0.63 bcm or 1.7% from the first half of 2016 mainly reflecting lower volumes purchased in the Netherlands (down by 2.74 bcm), in Russia (down by 0.54 bcm), partially offset by higher purchases in Algeria (up by 1.36 bcm). Supplies in Italy (2.52 bcm) decreased by 13.4% from the first half of 2016 due to lower equity production.

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Supply of natural gas
		First half
	(bcm)	2017	2016	Change	% Ch.
Italy		2.52	2.91	(0.39)	(13.4)
Russia		13.86	14.40	(0.54)	(3.8)
Algeria (including LNG)		7.49	6.13	1.36	22.2
Libya		2.38	2.41	(0.03)	(1.2)
Netherlands		2.50	5.24	(2.74)	(52.3)
Norway		4.06	4.42	(0.36)	(8.1)
United Kingdom		1.29	0.86	0.43	50.0
Hungary		0.02	0.01	0.01	..
Qatar (LNG)		1.22	1.49	(0.27)	(18.1)
Other supplies of natural gas		3.65	2.22	1.43	64.4
Other supplies of LNG		1.01	0.93	0.08	8.6
Outside Italy		37.48	38.11	(0.63)	(1.7)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES		40.00	41.02	(1.02)	(2.5)
Offtake from (input to) storage		0.83	1.58	(0.75)	(47.5)
Network losses, measurement differences and other changes		(0.30)	(0.03)	(0.27)	..
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES		40.53	42.57	(2.04)	(4.8)
Available for sale by Eni's affiliates		1.38	1.20	0.18	15.0
TOTAL AVAILABLE FOR SALE		41.91	43.77	(1.86)	(4.2)

Sales of natural gas

Gas sales by market
		First half
	(bcm)	2017	2016	Change	% Ch.
ITALY		19.88	19.42	0.46	2.4
Wholesalers		5.08	3.99	1.09	27.3
Italian gas exchange and spot markets		5.75	6.40	(0.65)	(10.2)
Industries		2.29	2.29
Medium-sized enterprises and services		0.52	1.01	(0.49)	(48.5)
Power generation		0.53	0.30	0.23	76.7
Residential		2.72	2.59	0.13	5.0
Own consumption		2.99	2.84	0.15	5.3
INTERNATIONAL SALES		22.03	24.35	(2.32)	(9.5)
Rest of Europe		19.76	21.66	(1.90)	(8.8)
Importers in Italy		1.93	2.12	(0.19)	(9.0)
European markets		17.83	19.54	(1.71)	(8.8)
Iberian Peninsula		2.51	2.45	0.06	2.4
Germany/Austria		3.51	4.18	(0.67)	(16.0)
Benelux		2.75	4.04	(1.29)	(31.9)
Hungary			0.87	(0.87)	..
UK/Northern Europe		1.25	0.72	0.53	73.6
Turkey		3.81	2.98	0.83	27.9
France		3.57	3.91	(0.34)	(8.7)
Other		0.43	0.39	0.04	10.3
Extra European markets		2.27	2.69	(0.42)	(15.6)
WORLDWIDE GAS SALES		41.91	43.77	(1.86)	(4.2)

In the first half of 2017, sales of natural gas amounted to 41.91 bcm, decreasing by 1.86 bcm or 4.2% from the first half of 2016, on the back of increasing competitive pressure. Sales included Eni’s own consumption and Eni’s share of sales made by equity-accounted entities.

Sales in Italy increased to 19.88 bcm due to higer volumes reflecting higher consumptions and new contracts finalization compared to the corresponding period of the previous year. Sales to importers in Italy slightly decreased by 0.19 bcm reflecting a lower availability of Libyan gas.

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Sales in the European markets amounted to 17.83 bcm, down by 8.8%, reflecting lower sales in Germany, Benelux and France as well as lower volumes sold in Hungary following the asset disposal in 2016, partly offset by increasing volumes sold in Turkey due to higher sales to Botas and in the United Kingdom.

Sales in markets outside Europe decreased by 0.42 bcm reflecting lower LNG volumes marketed in Japan, Argentine and the United Arab Emirates.

Gas sales by entity
		First half
	(bcm)	2017	2016	Change	% Ch.
Total sales of subsidiaries		40.17	42.36	(2.19)	(5.2)
Italy (including own consumption)		19.88	19.42	0.46	2.4
Rest of Europe		18.61	20.76	(2.15)	(10.4)
Outside Europe		1.68	2.18	(0.50)	(22.9)
Total sales of Eni's affiliates (net to Eni)		1.74	1.41	0.33	23.4
Rest of Europe		1.15	0.90	0.25	27.8
Outside Europe		0.59	0.51	0.08	15.7
WORLDWIDE GAS SALES		41.91	43.77	(1.86)	(4.2)

In the first half 2017, LNG sales (6.0 bcm) slightly decreased from the first half 2016 (down by 0.1 bcm), driven by lower spot sales in Japan, Argentine and the United Arab Emirates.

In particular, LNG sales of the Gas & Power segment (3.5 bcm, included in worldwide gas sales) were mainly marketed in Europe, the Far East, Kuwait and Egypt. LNG volumes were supplied from Qatar, Nigeria, Oman and Algeria.

LNG sales
		First half
	(bcm)	2017	2016	Change	% Ch.
G&P sales		3.5	3.9	(0.4)	(10.3)
Rest of Europe		2.5	2.6	(0.1)	(3.8)
Outside Europe		1.0	1.3	(0.3)	(23.1)
E&P sales		2.5	2.2	0.3	13.2
Terminals:
Soyo (Angola)		0.3
Bontang (Indonesia)		0.2	0.2
Point Fortin (Trinidad & Tobago)		0.3	0.4	(0.1)	(16.5)
Bonny (Nigeria)		1.5	1.3	0.1	9.8
Darwin (Australia)		0.2	0.3	(0.0)	(14.8)
		6.0	6.1	(0.1)	(1.8)

Power

Availability of electricity

In the first half of 2017, power generation was 10.71 TWh, increasing by 0.83 TWh compared to the first half of 2016 due to lower plants standstills. As of June 30, 2017, installed operational capacity of Enipower’s power plants (4.7 GW) was unchanged from December 31, 2016. Electricity trading reported a decrease of 1.16 TWh due to the optimization of inflows and outflows of power.

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Eni Interim Consolidated Report / Operating review

		First half
		2017	2016	Change	% Ch.
Purchases of natural gas	(mmcm)	2,103	1,987	116	5.8
Purchases of other fuels	(ktoe)	196	182	14	7.7
Power generation	(TWh)	10.71	9.88	0.83	8.4
Steam	(ktonnes)	3,928	4,254	(326)	(7.7)

Power sales

In the first half of 2017, electricity sales of 17.76 TWh were directed to the free market (74%), the Italian power exchange (16%), industrial sites (8%) and others (2%). Compared to the first half of 2016, electricity sales were down by 0.33 TWh or 1.8%, due to lower volumes sold to middle market (down by 0.91 TWh), to residential segment (down by 0.31 TWh) and to small and medium-sized enterprises (down by 0.28 TWh), partially offset by higher volumes sold to large customers (up by 1.00 TWh) and wholesalers (up by 0.17 TWh).

Availability of electricity
		First half
	(TWh)	2017	2016	Change	% Ch.
Power generation		10.71	9.88	0.83	8.4
Trading of electricity (a)		7.05	8.21	(1.16)	(14.1)
		17.76	18.09	(0.33)	(1.8)

Free market		13.13	13.46	(0.33)	(2.5)
Italian Exchange for electricity		2.80	2.79	0.01	0.4
Industrial plants		1.50	1.57	(0.07)	(4.5)
Other (a)		0.33	0.27	0.06	22.2
Power sales		17.76	18.09	(0.33)	(1.8)

(a) Include positive and negative network imbalances (difference between electricity placed on the market vs. planned quantities).

Capital expenditure

In the first half of 2017, capital expenditure of €49 million mainly related to gas marketing initiatives (€34 million) and to the flexibility and upgrading initiatives of combined cycle power plants (€14 million).

Capital Expenditure
		First half
	(€ million)	2017	2016	Change	% Ch.
Marketing		48	41	7	17.1
Marketing		34	29	5	17.2
Italy		15	12	3	25.0
Outside Italy		19	17	2	11.8
Power generation		14	12	2	16.7
International transport		1	3	(2)	(66.7)
		49	44	5	11.4
of which:
Italy		29	24	5	20.8
Outside Italy		20	20

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Refining & Marketing and Chemicals

Confirmed refining breakeven margin below 4 $/barrel on average for the FY.

R&M adjusted operating profit of €231 million, up by 110% notwithstanding the partial shutdown of the EST plant at the Sannazzaro refinery.

Record adjusted operating profit achieved by the Chemical business €310 million in the first half (up by 39%).

Refining

In the first half of 2017, Eni’s refining throughputs in Europe were 11.45 mmtonnes, down by 0.64 mmtonnes or by 5.3% from the first half of 2016.

Volumes processed in Italy were down by 5.8% due to the unavailability of some plants at Sannazzaro and the standstill at Taranto refinery, partly offset by higher refining throughputs at the Milazzo refinery.

Volumes processed outside Italy (1.39 mmtonnes) slightly decreased by 1.4%, following some standstills at Bayern Oil refinery in Germany in the first quarter of 2017.

Approximately 13% of processed crude volumes were supplied by Eni’s Exploration & Production segment (down by 1 percentage point from 14% reported in the first half of 2016).

Barely unchanged the volumes of green feedstock processed at the Venice plant. The strong production increase (up by 60% y-o-y) recorded in the second quarter of 2017 was partly offset by the effects of the planned standstill in the first quarter of 2017.

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Availability of refined products
		First half
	(mmtonnes)	2017	2016	Change	% Ch.
ITALY
At wholly-owned refineries		7.58	8.72	(1.14)	(13.1)
Less input on account of third parties		(0.15)	(0.07)	(0.08)	..
At affiliated refineries		2.63	2.03	0.60	29.6
Refinery throughputs on own account		10.06	10.68	(0.62)	(5.8)
Consumption and losses		(0.59)	(0.76)	0.17	(22.4)
Products available for sale		9.47	9.92	(0.45)	(4.5)
Purchases of refined products and change in inventories		3.50	3.06	0.44	14.4
Products transferred to operations outside Italy		(0.21)	(0.20)	(0.01)	5.0
Consumption for power generation		(0.17)	(0.18)	0.01	(5.6)
Sales of products		12.59	12.60	(0.01)	(0.1)
Green refinery throughputs		0.10	0.09	0.01	11.1

OUTSIDE ITALY
Refinery throughputs on own account		1.39	1.41	(0.02)	(1.4)
Consumption and losses		(0.11)	(0.11)
Products available for sale		1.28	1.30	(0.02)	(1.5)
Purchases of refined products and change in inventories		2.10	2.29	(0.19)	(8.3)
Products transferred from Italian operations		0.21	0.20	0.01	5.0
Sales of products		3.59	3.79	(0.20)	(5.3)
Refinery throughputs on own account		11.45	12.09	(0.64)	(5.3)
of which: refinery throughputs of equity crude on own account		1.38	1.59	(0.21)	(13.2)
Total sales of refined products		16.18	16.39	(0.21)	(1.3)
Crude oil sales		0.48	0.12	0.36	..
TOTAL SALES		16.66	16.51	0.15	0.9

Marketing of refined products

In the first half of 2017, sales volumes of refined products (16.18 mmtonnes) were down by 0.21 mmtonnes or by 1.3% from the first half of 2016.

Product sales in Italy and outside Italy by market
		First half
	(mmtonnes)	2017	2016	Change	% Ch.
Retail		2.96	2.87	0.09	3.1
Wholesale		3.66	3.85	(0.19)	(4.9)
Chemicals		0.40	0.52	(0.12)	(23.1)
Other sales		5.57	5.36	0.21	3.9
Sales in Italy		12.59	12.60	(0.01)	(0.1)
Retail rest of Europe		1.23	1.34	(0.11)	(8.2)
Wholesale rest of Europe		1.46	1.50	(0.04)	(2.7)
Wholesale outside Italy		0.22	0.21	0.01	4.8
Other sales		0.68	0.74	(0.06)	(8.1)
Sales outside Italy		3.59	3.79	(0.20)	(5.3)
TOTAL SALES OF REFINED PRODUCTS		16.18	16.39	(0.21)	(1.3)

Retail sales in Italy

In the first half of 2017, retail sales in Italy amounted to 2.96 mmtonnes, increasing from the first half of 2016 (up by 3.1%) in a stable consumptions environment, notwithstanding a flat demand, leveraging on targeted marketing initiatives and product diversification. Eni’s retail market share for the first half of 2017 was 25%, up by 0.9 percentage points from the corresponding period of 2016 (24.1%).

As of June 30, 2017, Eni’s retail network in Italy consisted of 4,359 service stations, recording a decrease from December 31, 2016 (4,396 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (31 units) and the closing of 6 low throughput service stations.

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Eni Interim Consolidated Report / Operating review

Average throughput (777 kliters) increased by 31 kliters from the first half of 2016 (746 kliters) due to effective marketing initiatives.

Retail sales in the Rest of Europe

Retail sales in the rest of Europe of approximately 1.23 mmtonnes decreased by 8.2% from the corresponding period of 2016, reflecting the asset disposal in the Eastern Europe.

As of June 30, 2017, Eni’s retail network in the rest of Europe consisted of 1,228 units (an increase of 2 service stations from December 31, 2016).

Average throughput (1,183 kliters) increased by 66 kliters compared to the first half of 2016.

Wholesale and other sales

Wholesale sales in Italy amounted to 3.66 mmtonnes, down by approximately 0.19 mmtonnes or by 4.9% from the first half of the previous year, mainly due to lower volumes marketed of gasoil and bunkering, partly offset by higher volumes sold of jet fuel.

Supplies of feedstock to the petrochemical industry (0.40 mmtonnes) decreased by 23.1% due to lower demand from the industrial segment.

Wholesale sales in the rest of Europe were 1.46 mmtonnes, down by 2.7 % from the first half of 2016 due to the Eastern Europe asset disposal.

Other sales in Italy and outside Italy (6.25 mmtonnes) increased by approximately 0.15 mmtonnes or by 3.9%, mainly due to higher sales volumes to oil companies.

Retail and wholesales sales of refined products
		First half
	(mmtonnes)	2017	2016	Change	% Ch.
Italy		6.62	6.72	(0.10)	(1.5)
Retail sales		2.96	2.87	0.09	3.1
Gasoline		0.74	0.74
Gasoil		2.01	1.94	0.07	3.6
LPG		0.19	0.17	0.02	11.8
Others		0.02	0.02
Wholesale sales		3.66	3.85	(0.19)	(4.9)
Gasoil		1.65	1.73	(0.08)	(4.6)
Fuel Oil		0.04	0.07	(0.03)	(42.9)
LPG		0.11	0.11
Gasoline		0.22	0.23	(0.01)	(4.3)
Lubricants		0.04	0.04
Bunker		0.42	0.51	(0.09)	(17.6)
Jet fuel		0.87	0.83	0.04	4.8
Other		0.31	0.33	(0.02)	(6.1)
Outside Italy (retail+wholesale)		2.90	3.06	(0.16)	(5.2)
Gasoline		0.58	0.63	(0.05)	(7.9)
Gasoil		1.57	1.71	(0.14)	(8.2)
Jet fuel		0.26	0.26
Fuel Oil		0.07	0.08	(0.01)	(12.5)
Lubricants		0.05	0.05
LPG		0.25	0.24	0.01	4.2
Other		0.12	0.09	0.03	33.3
		9.52	9.78	(0.26)	(2.7)

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Chemicals

Product availability
		First half
	(ktonnes)	2017	2016	Change	% Ch.
Intermediates		1,802	1,755	47	2.7
Polymers		1,231	1,143	88	7.7
Production		3,033	2,898	135	4.7
Consumption and losses		(1,191)	(1,115)	(76)	6.8
Purchases and change in inventories		93	148	(55)	(37.1)
Sales		1,935	1,931	4	0.2

Petrochemical sales of 1,935 ktonnes were barely unchanged from the first half of 2016 (up by 4 ktonnes, or 0.2%). Sales of polyethylene increased by 16.7% due to higher availability of product reflecting the unplanned standstills at Ragusa and Ferrara plants occurred in 2016. Also sales of styrene increased by 4.7% reflecting higher sales of expandable polystyrene, driven by unplanned standstill at Mantova site in the first half of 2016. Volumes sold of ethylene in the intermediates lowered by 10.8% y-o-y reflecting the above mentioned standstills occurred in the first half of 2016 which boosted direct sales to the market. This effect was partly offset by higher sales of butadiene driven by a favorable scenario.

Average unit sales prices were 23% higher compared with the first half of 2016. Monomers prices (up by 39%), particularly of butadiene (up by 187%) and benzene (up by 44%) reflect the robust recovery of the market as well as polymers price (up by 18%), particularly of elastomers (up by 38%) and styrene (up by 15%).

Petrochemical production of 3,033 ktonnes increased by 135 ktonnes (up by 4.7%). Major production increases occurred at the Oberhausen site (up by 33.7%) due to plants optimization and Grangemouth (up by 19.5%) due to the start-up of the new butadiene-based rubber production line. These effects were partially offset by lower productions registered at Dunastyr (down by 14.5%) reflecting an unplanned standstill and Porto Torres (down by 5.9%).

Capital expenditure

In the first half of 2017, capital expenditure in the Refining & Marketing and Chemicals segment amounted to €251 million and regarded mainly: (i) refining activity in Italy and outside Italy (€141 million) aiming fundamentally at plants improving, as well as initiatives in the field of health, security and environment; (ii) regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€38 million); (iii) a number of initiatives in the Chemicals segment (€72 million).

Capital expenditure
		First half
	(€ million)	2017	2016	Change	% Ch.
Refining		141	107	34	31.8
Marketing		38	33	5	15.2
		179	140	39	27.9
Chemicals		72	72
		251	212	39	18.4

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Financial review

Profit and loss account

		First half
	(€ million)	2017	2016	Change	% Ch.
Net sales from operations		33,690	26,760	6,930	25.9
Other income and revenues		626	502	124	24.7
Operating expenses		(27,628)	(22,964)	(4,664)	(20.3)
Other operating income (expense)		17	1	16	..
Depreciation, depletion and amortization		(3,777)	(3,705)	(72)	(1.9)
Impairments losses (impairment reversals), net		(61)	(148)	87	58.8
Write-off		(193)	(121)	(72)	(59.5)
Operating profit (loss)		2,674	325	2,349	722.8
Finance income (expense)		(485)	(288)	(197)	(68.4)
Net income from investments		147	78	69	88.5
Profit (loss) before income taxes		2,336	115	2,221	..
Income taxes		(1,351)	(939)	(412)	(43.9)
Tax rate (%)		57.8	..
Net profit (loss) - continuing operations		985	(824)	1,809	..
Net profit (loss) - discontinued operations			(413)	413	..
Net profit (loss)		985	(1,237)	2,222	..
attributable to:
Eni's shareholders		983	(1,242)	2,225	..
- continuing operations		983	(829)	1,812	..
- discontinued operations			(413)	413	..
Non-controlling interest		2	5	(3)	(60.0)
- continuing operations		2	5	(3)	(60.0)
- discontinued operations

Net profit

In the first half of 2017, Eni reported a net profit of €983 million compared to a net loss of €1,242 million reported in the first half of 2016 that was affected by the oil price downturn and a €413 million charge on the Saipem shareholding following the loss of control over the investee.

The 2017 first half result was driven by a 30% increase in the Brent price y-o-y, production growth and a significantly improved performance in the mid and downstream businesses due to long-term contracts renegotiations and the restructuring initiatives executed in the latest years, which allowed the Company to fully capture a more favorable trading environment. These drivers determined an increase of more than 700% of the operating profit (up by €2.35 billion). However, the first half trend was uneven with the net result entirely earned in the first quarter due to the volatility in crude oil prices supported by the announcement of the OPEC cuts in the first quarter, but then oil prices slowed markedly down in the second quarter because of uncertainties about the timing of recovery in market fundamentals. Furthermore, the result was negatively affected by the almost all the second quarter shutdown at the Val d’Agri oil center due to HSE issues (this event is not relevant for comparison purposes with the second quarter of 2016 also negatively affected by the Val d’Agri oil center shutdown lasted for a similar period and relating to similar issues).

Moreover, the net profit of the first half of 2017 benefitted of the tax rate normalization at a level of 57.8% as disclosed below.

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Adjusted results

		First half
	(€ million)	2017	2016	Change	% Ch.
Adjusted operating profit (loss) - continuing operations		2,853	771	2,082	..
Net profit (loss) attributable to Eni’s shareholders - continuing operations		983	(829)	1,812	..
Exclusion of inventory holding (gains) losses		(6)	101
Exclusion of special items		230	413
Adjusted net profit (loss) attributable to Eni’s shareholders - continuing operations		1,207	(315)	1,522	..
Tax rate (%)		55.4	..

In the first half of 2017, Eni recorded an adjusted operating profit of €2,853 million, almost four times greater than the first half of 2016 due to the robust performance in all businesses.

The E&P segment recorded a five-fold increase (up by €1,810 million), driven by production growth as well as a recovery in crude oil prices (the Brent benchmark was up by 30%). The G&P segment recorded an operating profit of €192 million, more than tripling y-o-y, due to the positive effects of contract renegotiations, which allowed the businesses to fully capture the more favorable market trend in the first quarter. The R&M and Chemicals businesses achieved record performances, increasing adjusted operating profits by 110% and 39% respectively, due to continuing initiatives to reduce the breakeven margin and to upgrade plants set up and the product mix allowing the businesses to fully capture a slightly more favorable trading environment and other market opportunities. In the first half of 2017, the operating profit improvement of €2.1 billion was due to a better commodity scenario for €1.9 billion and to volumes growth and cost efficiencies and optimizations for €0.2 billion.

In the first half of 2017, Eni reported an adjusted net profit of €1,207 million, compared to a net loss of €315 million in the comparative period, up by €1,522 million. This was driven by the robust recovery in operating performance and the normalization of tax rate at 55.4% due to higher profit before taxes, which helped improve the deductibility of operating expenses including those incurred in connection with PSA schemes, as well as the recognition of deferred tax assets due to the production start-up of the Ghana project and the finalization of all contracts for commencing the development phase of the Coral project in Mozambique.

Special items of the operating profit (net charges of €186 million) mainly related to:

(i)	a gain on the disposal of a 10% interest in the Zohr asset (€339 million);
(ii)	a charge of €33 million to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables); as well as a downward revision of revenues accrued on the sale of gas and power for past reporting periods (€42 million);
(iii)	the write down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any prospects of profitability (€58 million);
(iv)	a risk provision for an arbitration with a supplier (€82 million);
(v)	environmental provisions (€42 million) and provisions for redundancy incentives (€45 million);
(i)	the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (a charge of €235 million);
(ii)	other gains (€12 million).

Non-operating special items included the tax effects related to the operating special items and the extraordinary charges/impairments recognized by Saipem and attributable to Eni (€62 million).

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The breakdown of the adjusted net profit is shown in the table below:

		First Half
	(€ million)	2017	2016	Change	% Ch.
Exploration & Production		1,191	(338)	1,529	..
Gas & Power		77	3	74	..
Refining & Marketing and Chemicals		354	248	106	42.7
Corporate and other activities		(510)	(325)	(185)	(56.9)
Impact of unrealized intragroup profit elimination (a)		97	102	(5)	(4.9)
Adjusted net profit (loss) - continuing operations		1,209	(310)	1,519	..
attributable to:
- non-controlling interest		2	5	(3)	(60.0)
- Eni's shareholders		1,207	(315)	1,522	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

In the first half of 2017, Eni results were realized in a trading environment featuring a recovery in the Brent marker price (up by 30 % from the first half of 2016), in particular in the first quarter of the year due to the announcement of the OPEC cuts, which were upheld also by non-members countries (particularly Russia). In the following months, Brent marker prices slowed down reflecting a faster-than-expected ramp-up of Libya and Nigeria productions (OPEC countries exempted from cuts), a resumptions of US unconventional productions as well as the high levels of global crude oil stockpiles, which fuelled uncertainties about the timing of recovery in market fundamentals. Gas prices were positively affected by the recovery of the relevant markets (the United States and Europe).

The Standard Eni Refining Margin (SERM) that gauges the profitability of Eni’s refineries, increased its value to 4.7 $/bbl (up by 6.8%) in a context of stable relative prices of products compared to the cost of the petroleum feedstock.

EUR/USD exchange rate of 1.083 recorded a depreciation (down by 3%) compared to the average exchange rate recorded in the first half of 2016.

	First Half
	2017	2016	% Ch.
Average price of Brent dated crude oil (a)	51.81	39.73	30.4
Average EUR/USD exchange rate (b)	1.083	1.116	(3.0)
Average price in euro of Brent dated crude oil	47.84	35.60	34.4
Standard Eni Refining Margin (SERM) (c)	4.7	4.4	6.8
PSV (d)	206	156	32.1
TTF (d)	180	138	30.4
Euribor - three-month euro rate (%)	(0.33)	(0.22)	50.0
Libor - three-month dollar rate (%)	1.14	0.63	81.0

(a) In USD dollars per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

(d) In € per kmc .

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Analysis of profit and loss account items

Revenues

		First Half
	(€ million)	2017	2016	Change	% Ch.
Exploration & Production		9,326	7,243	2,083	28.8
Gas & Power		25,652	19,764	5,888	29.8
Refining & Marketing and Chemicals		10,859	8,698	2,161	24.8
- Refining & Marketing		8,461	6,802	1,659	24.4
- Chemicals		2,601	2,102	499	23.7
- Consolidation adjustment		(203)	(206)
Corporate and other activities		687	629	58	9.2
Consolidation adjustment		(12,834)	(9,574)
Net sales from operations		33,690	26,760	6,930	25.9
Other income and revenues		626	502	124	24.7
Total revenues		34,316	27,262	7,054	25.9

Net sales from operations

Eni’s net sales from operations in the first half of 2017 (€33,690 million) increased by €6,930 million or 25.9% from the first half of 2016, driven by the recovery of commodity prices.

Net sales from operations of the Exploration & Production segment (€9,326 million) increased by €2,083 million, or 28.8%, due to the recovery of oil and gas realizations in dollar terms (up by 33.5% and 10%, respectively) driven by the trend of market Brent and the recovery of the reference markets.

Net sales from operations of the Gas & Power segment (€25,652 million) increased by €5,888 million, or 29.8%, due to the recovery of gas and power prices. As far as commodity trading, the increase reflects higher oil and fuel prices. A downward revision of revenues was accrued on the sale of gas and power for past reporting periods (€42 million) affecting the retail business sales.

Net sales from operations of the Refining & Marketing and Chemicals segment (€10,859 million) increased by €2,161 million (up by 24.8%) driven by the recovery of the commodities prices. Average sales unit prices of Chemicals business increased by 23% due to the rebalancing and optimization of product portfolio on high value segments which allowed the businesses to fully capture the favorable trends in certain market segments.

Other income and revenues

Other income and revenues in the first half of 2017 (€626 million) included gains on disposal of fixed assets and miscellaneous gains. Compared to 2016, other income and revenues increased by 24.7% due to the gain on the disposal of a 10% interest in the Zohr asset (€339 million).

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Operating expenses

		First Half
	(€ million)	2017	2016	Change	% Ch.
Purchases, services and other		26,066	21,420	4,646	21.7
of which: - other special items		179	102	77
Payroll and related costs		1,562	1,544	18	1.2
of which: - provision for redundancy incentives and other		45	11	34
		27,628	22,964	4,664	20.3

In the first half of 2017, operating expenses (€27,628 million) reported an increase of €4,664 million or 20.3% from the first half of 2016.

Purchases, services and other costs (€26,066 million) increased by €4,646 million or 21.7%, reflecting lower costs of hydrocarbons supplied (natural gas supplied through long-term contracts and oil and petrochemical feedstock).

Purchases, services and other costs included special items of €179 million (€102 million in the first half of 2016) mainly relating to a risk provision for an arbitration and environmental provisions.

Payroll and related costs (€1,562 million) were barely unchanged from the first half of 2016 (up by 1.2%).

Depreciation, depletion, amortization, impairments (reversals) and write-offs

		First Half
	(€ million)	2017	2016	Change	% Ch.
Exploration & Production		3,404	3,323	81	2.4
Gas & Power		177	174	3	1.7
Refining & Marketing and Chemicals		179	185	(6)	(3.2)
- Refining & Marketing		152	175
- Chemicals		27	10
Corporate and other activities		31	37	(6)	(16.2)
Impact of unrealized intragroup profit elimination		(14)	(14)
Total depreciation, depletion and amortization		3,777	3,705	72	1.9
Impairment losses (impairment reversals), net		61	148	(87)	(58.8)
Depreciation, depletion, amortization, impairments and reversals		3,838	3,853	(15)	(0.4)
Write-off		193	121	72	59.5
		4,031	3,974	57	1.4

Depreciation, depletion and amortization charges (€3,777 million) reported a slight increase of €72 million (up by 1.9%) compared to the first half of 2016 mainly in the Exploration & Production segment due to start-ups and ramp-ups of new projects partially offset by the appreciation of the euro against the dollar.

Impairments (€61 million) mainly related to investments made for compliance and stay-in-business purposes at cash generating units previously written-off in the Refining & Marketing and Chemicals segment lacking any prospects of profitability (€58 million).

The write-off amounting to €193 million mainly related to the costs of exploratory wells lacking the requisites for continuing capitalization because they did not encounter commercial quantities of hydrocarbons, mainly in Egypt and Norway.

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The breakdown of impairment losses (impairment reversals) by segment is shown in the table below:

		First Half
	(€ million)	2017	2016	Change	% Ch.
Exploration & Production		1	105	(104)	(99.0)
Gas & Power		(6)		(6)
Refining & Marketing and Chemicals		58	34	24	70.6
Corporate and other activities		8	9	(1)	(11.1)
Impairments losses (impairment reversals), net		61	148	(87)	(58.8)

Operating profit

The breakdown of the reported operating profit by segment is provided below:

		First Half
	(€ million)	2017	2016	Change	% Ch.
Exploration & Production		2,479	288	2,191	..
Gas & Power		(11)	(71)	60	84.5
Refining & Marketing and Chemicals		397	363	34	9.4
Corporate and other activities		(345)	(260)	(85)	(32.7)
Impact of unrealized intragroup profit elimination		154	5	149
Operating profit (loss)		2,674	325	2,349	..

Adjusted operating profit

The breakdown of the adjusted operating profit by segment is provided below:

		First Half
	(€ million)	2017	2016	Change	% Ch.
Operating profit (loss) - continuing operations		2,674	325	2,349	..
Exclusion of inventory holding (gains) losses		(7)	149
Exclusion of special items		186	297
Adjusted operating profit (loss) - continuing operations		2,853	771	2,082	..
Breakdown by segment:
Exploration & Production		2,260	450	1,810	..
Gas & Power		192	56	136	..
Refining & Marketing and Chemicals		541	333	208	62.5
Corporate and other activities		(275)	(216)	(59)	(27.3)

Impact of unrealized intragroup profit elimination and other consolidation adjustments		135	148
		2,853	771	2,082	..

Adjusted operating profit was €2,853 million, almost four times greater than the first half of 2016 (up by €2,082 million), benefitting from robust and significantly improved performances in all of Eni’s businesses (see disclosures on results by segment). Adjusted operating profit excluded an inventory gain of €7 million and special charges amounting to €186 million.

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Finance income (expense)

		First Half
	(€ million)	2017	2016	Change
Finance income (expense) related to net borrowings		(425)	(398)	(27)
- Finance expense on short and long-term debt		(381)	(375)	(6)
- Net interest due to banks		4	5	(1)
- Net income (expense) from financial activities held for trading		(51)	(53)	2
- Net income from receivables and securities for non-financing operating activities		3	25	(22)
Income (expense) on derivative financial instruments		524	(5)	529
- Derivatives on exchange rate		503	(12)	515
- Derivatives on interest rate		21	(17)	38
- Derivatives on securities			24	(24)
Exchange differences, net		(517)	154	(671)
Other finance income (expense)		(104)	(99)	(5)
- Net income from receivables and securities for financing operating activities		66	75	(9)
- Finance expense due to the passage of time (accretion discount)		(144)	(157)	13
- Other		(26)	(17)	(9)
		(522)	(348)	(174)
Finance expense capitalized		37	60	(23)
		(485)	(288)	(197)

Net finance expense (€485 mililion) increased by €197 million from the first half of 2016. The main drivers were: (i) a negative change amounting to €156 million in exchange rate differences and exchange rate derivatives, with the latter being recognized through profit because such derivatives did not meet the formal criteria to be designed as hedges under IFRS. This trend is due to the sudden depreciation of the US dollar in the last part of the first half of the year, and (ii) the circumstance that the first half of 2016 reflected the positive effect of the fair-valued option embedded in the convertible Snam bond (€26 million), settled in the first half of 2016, being the reversal in profit and loss of the implicit option as of December 31, 2015, embedded in the convertible bond.

Net income (expense) from investments

The table below sets forth the breakdown of net income from investments by segment:

First Half 2017 (€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group

Share of gains (losses) from equity-accounted investments	126	(3)	(4)	(34)	85
Dividends	59		10		69
Other income (expense), net	2	(6)	(3)		(7)
	187	(9)	3	(34)	147

Net income from investments amounted to €147 million and related mainly to:

(i)	Eni’s share of results of the equity accounted entities for an overall net profit of €85 million, mainly in the Exploration & Production segment (€126 million). The corporate and other activities segment reported a loss on the 30.76% interest in Saipem, accounted for with the equity accounted method (€34 million). This loss is due to impairement losses and other extraordinary charges accounted for by Saipem in its financial statements as of June 30, 2017. Excluding the extraordinary charges, the evaluation of Eni’s interest in Saipem is redetermined in a gain of €28 million;

(ii)	dividends received from entities accounted for at cost (€69 million), mainly Nigeria LNG Ltd (€53 million).

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The table below sets forth a breakdown of net income/loss from investments for the first half of 2017:

		First Half
	(€ million)	2017	2016	Change
Share of gains (losses) from equity-accounted investments		85	81	4
Dividends		69	55	14
Net gains on disposal			(27)	27
Other income (expense), net		(7)	(31)	24
		147	78	69

The increase compared to the first half of 2016 mainly related to higher dividend paid by Nigeria LNG Ltd (€31 million) and the circumstance that the first half of 2016 result was impacted by price adjustments loss (€23 million) of interests sold in previous years.

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Results by segment1

Exploration & Production

		First Half
	(€ million)	2017	2016	Change	% Ch.
Operating profit (loss)		2,479	288	2,191	..
Exclusion of special items:		(219)	162
- asset impairments		1	105
- impairment of exploration projects			7
- net gains on disposal of assets		(342)	1
- provision for redundancy incentives		5	4
- risk provision		88
- commodity derivatives			15
- exchange rate differences and derivatives		(12)	25
- other		41	5
Adjusted operating profit (loss)		2,260	450	(1,810)	..
Net financial income (expense) (a)		28	(115)
Net income (expense) from investments (a)		187	37
Income taxes (a)		(1,284)	(710)
Tax rate (%)		51.9	190.9
Adjusted net profit (loss)		1,191	(338)	(1,529)	..
Results also include:
exploration expense:		321	240	81	33.8
- prospecting, geological and geophysical expenses		139	114	25	21.9
- write-off of unsuccessful wells (b)		182	126	56	44.4
Average realizations
Liquids (c)	($/bbl)	46.90	35.14	11.76	33.5
Natural gas	($/kcf)	3.53	3.21	0.32	10.0
Total hydrocarbons	($/boe)	32.73	26.69	6.04	22.6

(a) Excluding special items.

(b) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

(c) Includes condensates.

In the first half of 2017, the Exploration & Production segment reported an adjusted operating profit of €2,260 million, a five-fold increase from the same period of 2016, up by €1,810 million, driven by the recovery of oil and gas realizations in dollar terms (up by 33.5% and 10%, respectively) reflecting the Brent price trend (up by 30%) and narrowing differentials between the equity crudes basket and the Brent price, as well as production growth. These positives were partly offset by higher exploratory well write-offs.

For comments about special items, see page 25.

Adjusted net profit amounted to €1,191 million compared to the €338 million net loss recorded in the first half of 2016 (up by €1,529 million). This was due to the robust recovery in operating performance and the normalization of tax rate due to higher profit before taxes, which helped improve the deductibility of operating expenses including those incurred in connection with PSA schemes, as well as the recognition of deferred tax assets due to the production start-up of the Ghana project and the finalization of all contracts for commencing the development phase of the Coral project in Mozambique.

1 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

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Gas & Power

		First Half
	(€ million)	2017	2016	Change	% Ch.
Operating profit (loss)		(11)	(71)	60	84.5
Exclusion of inventory holding (gains) losses		(44)	158
Exclusion of special items:		247	(31)
- impairment losses (impairment reversals), net		(6)
- net gains on disposal of assets			(1)
- provision for redundancy incentives		34	1
- commodity derivatives		243	(144)
- exchange rate differences and derivatives		(94)	(40)
- other		70	153
Adjusted operating profit (loss)		192	56	136	..
Net finance income (expense) (a)		6	4
Net income (expense) from investments (a)		(3)	(2)
Income taxes (a)		(118)	(55)
Tax rate (%)		60.5	94.8
Adjusted net profit (loss)		77	3	74	..

(a) Excluding special items.

In the first half of 2017, the Gas & Power segment reported an adjusted operating profit of €192 million, more than tripling from the first half of 2016 (up by €136 million). This reflected the positive effects of renegotiations of long-term supply contracts, including some contract terminations, partly offset by lower one-off benefits associated to contract renegotiations finalized in the first half of 2016 with retroactive effects.

For comments about special items, see page 25.

The Gas & Power segment reported an adjusted net profit of €77 million, due to a stronger operating performance.

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Refining & Marketing and Chemicals

		First Half
	(€ million)	2017	2016	Change	% Ch.
Operating profit (loss)		397	363	34	9.4
- Refining & Marketing		52	231	(179)	(77.5)
- Chemicals		345	132	213	..
Exclusion of inventory holding (gains) losses		56	(152)
Exclusion of special items:		88	122
- environmental charges		24	67
- impairments losses (impairment reversals), net		58	34
- net gains on disposal of assets		(2)	(4)
- provision for redundancy incentives		3	4
- commodity derivatives		(8)	14
- exchange rate differences and derivatives		(7)	(3)
- other		20	10
Adjusted operating profit (loss)		541	333	208	62.5
- Refining & Marketing		231	110	121	110.0
- Chemicals		310	223	87	39.0
Net finance income (expense) (a)		2
Net income (expense) from investments (a)		1	20
Income taxes (a)		(190)	(105)
Tax rate (%)		34.9	29.7
Adjusted net profit (loss)		354	248	106	42.7

(a) Excluding special items.

In the first half of 2017, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €541 million, up by €208 million or 62.5% from a year ago.

The Refining & Marketing business reported an adjusted operating profit of €231 million, more than doubled from the first half of 2016 (up by €121 million or 110% from the first half of 2016). This was due to a better market share in the retail market in Italy and the ongoing initiatives to reduce the refining breakeven margin, expected to be below $4 per barrel on average for full year 2017, which allowed to fully capture the effects of a positive scenario in the first half. Identified optimization actions contributed to offset the expected margin loss due to the downtime of some plants at the Sannazzaro and Taranto refineries.

The Chemical business reported a record performance with an adjusted operating profit of €310 million up by 39% from the first half of 2016. The first half result has equalized the overall 2015 performance, which represented a record year in the recent history of Eni’s chemical business. The improvement was driven by the restructuring plan executed in the last few years, focused on the optimization of the plants setup at core hubs and an ongoing shift of the product portfolio towards higher-value segments and the closing of marginal business. These actions enabled the business to fully capture certain favorable market trends, particularly in the olefin segment, and to achieve cost efficiencies and volume upsides.

For comments about special items, see page 25.

Adjusted net profit of €354 million increased by €106 million, reflecting a better operating performance.

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Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; in this respect, from the reporting period 2017 special items comprise an adjustment to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables. The new criterion will be adopted in GAAP accounts effective January 1, 2018. This result adjustment is consistent with management assessment of this business performance and improves the correlation between revenues and costs incurred in the period with respect to the current accounting method; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Adjusted cash flow

Adjusted cash flow is defined as net cash provided from operating activities before changes in working capital at replacement cost.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period.

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Eni Interim Consolidated Report / Financial review and other information

Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations.

Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

The following tables report the group operating profit and Group adjusted net profit and their break-down by segment, as well as is represented the reconciliation with net profit attributable to Eni’s shareholders of continuing operations.

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First half 2017
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit (loss)	2,479	(11)	397	(345)	154	2,674
Exclusion of inventory holding (gains) losses		(44)	56		(19)	(7)
Exclusion of special items:
- environmental charges			24	18		42
- impairments losses (impairment reversals), net	1	(6)	58	8		61
- net gains on disposal of assets	(342)		(2)			(344)
- risk provisions	88			49		137
- provision for redundancy incentives	5	34	3	3		45
- commodity derivatives		243	(8)			235
- exchange rate differences and derivatives	(12)	(94)	(7)			(113)
- other	41	70	20	(8)		123
Special items of operating profit (loss)	(219)	247	88	70		186
Adjusted operating profit (loss)	2,260	192	541	(275)	135	2,853
Net finance (expense) income (a)	28	6	2	(390)		(354)
Net income (expense) from investments (a)	187	(3)	1	28		213
Income taxes (a)	(1,284)	(118)	(190)	127	(38)	(1,503)
Tax rate (%)	51.9	60.5	34.9			55.4
Adjusted net profit (loss)	1,191	77	354	(510)	97	1,209
of which attributable to:
- non-controlling interest						2
- Eni's shareholders						1,207
Reported net profit (loss) attributable to Eni's shareholders						983
Exclusion of inventory holding (gains) losses						(6)
Exclusion of special items						230
Adjusted net profit (loss) attributable to Eni's shareholders						1,207

(a) Excluding special items.

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First half 2016
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS

Reported operating profit (loss)	288	(71)	363	(260)	5	325		325
Exclusion of inventory holding (gains) losses		158	(152)		143	149		149
Exclusion of special items:
- environmental charges			67	34		101		101
- impairments losses (impairment reversals), net	105		34	9		148		148
- impairment of exploration projects	7					7		7
- net gains on disposal of assets	1	(1)	(4)			(4)		(4)
- risk provisions				1		1		1
- provision for redundancy incentives	4	1	4	2		11		11
- commodity derivatives	15	(144)	14			(115)		(115)
- exchange rate differences and derivatives	25	(40)	(3)			(18)		(18)
- other	5	153	10	(2)		166		166
Special items of operating profit (loss)	162	(31)	122	44		297		297
Adjusted operating profit (loss)	450	56	333	(216)	148	771		771
Net finance (expense) income (a)	(115)	4		(155)		(266)		(266)
Net income (expense) from investments (a)	37	(2)	20	3		58		58
Income taxes (a)	(710)	(55)	(105)	43	(46)	(873)		(873)
Tax rate (%)	-	94.8	29.7			-		-
Adjusted net profit (loss)	(338)	3	248	(325)	102	(310)		(310)
of which attributable to:
- non-controlling interest						5		5
- Eni's shareholders						(315)		(315)
Reported net profit (loss) attributable to Eni's shareholders						(1,242)	413	(829)
Exclusion of inventory holding (gains) losses						101		101
Exclusion of special items						826	(413)	413
Adjusted net profit (loss) attributable to Eni's shareholders						(315)		(315)

(a) Excluding special items.

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Breakdown of special items

		First Half
	(€ million)	2017	2016
Special items of operating profit (loss)		186	297
- environmental charges		42	101
- impairments losses (impairment reversals), net		61	148
- impairment of exploration projects			7
- net gains on disposal of assets		(344)	(4)
- risk provisions		137	1
- provision for redundancy incentives		45	11
- commodity derivatives		235	(115)
- exchange rate differences and derivatives		(113)	(18)
- other		123	166
Net finance (income) expense		131	72
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)		113	18
Net income (expense) from investments		66	343
of which:
- gains on disposal of assets			(7)
- impairments / revaluation of equity investments		68	373
Income taxes		(153)	114
of which:
- net impairment of deferred tax assets of Italian subsidiaries			149
- taxes on special items of operating profit (outside Italy) and other special items		(153)	(35)
Total special items of net profit		230	826

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Summarized Group Balance Sheet

The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

	June 30,	Decembre 31,
(€ million)	2017	2016	Change
Fixed assets
Property, plant and equipment	67,585	70,793	(3,208)
Inventories - Compulsory stock	1,147	1,184	(37)
Intangible assets	3,043	3,269	(226)
Equity-accounted investments and other investments	4,178	4,316	(138)
Receivables and securities held for operating purposes	1,868	1,932	(64)
Net payables related to capital expenditure	(1,876)	(1,765)	(111)
	75,945	79,729	(3,784)
Net working capital
Inventories	4,858	4,637	221
Trade receivables	9,744	11,186	(1,442)
Trade payables	(9,381)	(11,038)	1,657
Tax payables and provisions for net deferred tax liabilities	(3,286)	(3,073)	(213)
Provisions	(14,044)	(13,896)	(148)
Other current assets and liabilities	1,275	1,171	104
	(10,834)	(11,013)	179
Provisions for employee post-retirement benefits	(880)	(868)	(12)
Discontinued operations and assets held for sale including related liabilities	165	14	151
CAPITAL EMPLOYED, NET	64,396	67,862	(3,466)
Eni shareholders' equity	48,881	53,037	(4,156)
Non-controlling interest	48	49	(1)
Shareholders’ equity	48,929	53,086	(4,157)
Net borrowings	15,467	14,776	691
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	64,396	67,862	(3,466)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

The Summarized Group Balance Sheet was affected by the movement on the EUR/USD exchange rate which determined a decrease in net capital employed, total equity and net borrowings by €4,350 million, €3,500 million and €850 million, respectively.

This was due to the translation into euros of the financial statements of US-denominated subsidiaries reflecting an 8.3% appreciation of the euro against the US dollar (1 EUR=1.141 at June 30, 2017, compared to 1.054 at December 31, 2016).

Fixed assets (€75,945 million) decreased by €3,784 million from December 31, 2016. The item “Property, plant and equipment” decreased by €3,208 million. The negative effect of exchange rate, DD&A (€3,777 million) and exploratory wells write-off were partly offset by capital expenditure for the period (€4,923 million).

Assets held for sale including related liabilities (€165 million) related mainly to the retail gas & power business in Belgium. The disposal was finalized on July 10, 2017. In addition, assets held for sale include Coral South FLNG DMCC, a company temporarily controlled by Eni, and intended to collect funds through project financing agreements with international lenders destined to support the construction of the floating production unit of the LNG project. Eni will shortly dispose of the stake in excess to its working interest in the upstream project (currently at 50%) to the other Concessionaires of Area 4. For further information, see note 26 to condensed consolidated interim financial statements.

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Comprehensive income

	First Half
(€ million)	2017	2016
Net profit (loss)	985	(1,237)
Items subsequently reclassificable to profit and loss account	(3,708)	(519)
Foreign currency translation differences	(3,512)	(875)
Change in the fair value of available-for-sale securities	2
Change in the fair value of cash flow hedging derivatives	(325)	428
Share of “Other comprehensive income” on equity-accounted entities	51	34
Taxation	76	(106)
Total other items of comprehensive income (loss)	(3,708)	(519)
Total comprehensive income (loss)	(2,723)	(1,756)
Attributable to:
- Eni's shareholders	(2,725)	(1,761)
- continuing operations	(2,725)	(1,348)
- discontinued operations		(413)
Non-controlling interest	2	5
- continuing operations	2	5
- discontinued operations

Changes in Shareholder’s equity

(€ million)
Shareholders’ equity at January 1, 2016		57,409
Total comprehensive income (loss)	(1,756)
Dividends distributed to Eni’s shareholders	(1,440)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Payments to minority shareholders	(4)
Other changes	(34)
Total changes		(5,106)
Shareholders’ equity at June 30, 2016		52,303
Attributable to:
- Eni's shareholders		52,257
- non-controlling interest		46

Shareholders’ equity at January 1, 2017		53,086
Total comprehensive income (loss)	(2,723)
Dividends distributed to Eni’s shareholders	(1,440)
Payments to minority shareholders	(3)
Other changes	9
Total changes		(4,157)
Shareholders’ equity at June 30, 2017		48,929
Attributable to:
- Eni's shareholders		48,881
- non-controlling interest		48

Shareholders’ equity including non-controlling interest was €48,929 million, decreasing by €4,157 million, due to negative foreign currency translation differences (€3,512 million), dividend payment (€1,440 million relating to the final dividend for fiscal year 2016) and a negative change in the cash flow hedge reserve (€325 million).

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Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

	June 30,	December 31,
(€ million)	2017	2016	Change

Total debt:	27,075	27,239	(164)
Short-term debt	7,042	6,675	367
Long-term debt	20,033	20,564	(531)
Cash and cash equivalents	(4,939)	(5,674)	735
Securities held for trading and other securities held for non-operating purposes	(6,305)	(6,404)	99
Financing receivables for non-operating purposes	(364)	(385)	21
Net borrowings	15,467	14,776	691
Shareholders' equity including non-controlling interest	48,929	53,086	(4,157)
Leverage	0.32	0.28	0.04

Net borrowings as of June 30, 2017 amounted to €15,467 million, increasing by €691 million compared to the first half of 2016. Expected to decrease y-o-y following the closing of the disposals underway.

Total debt amounted to €27,075 million, of which €7,042 million were short-term (including the portion of long-term debt due within 12 months equal to €4,191 million) and €20,033 million were long-term.

The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – was 0.32 at June 30, 2017, an increase compared to 0.28 at December 31, 2016 due to a reduction in total equity.

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Summarized Group Cash Flow Statement

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Summarized Group Cash Flow Statement (a)

		First Half
	(€ million)	2017	2016	Change
Net profit (loss) - continuing operations		985	(824)	1,809
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items		4,522	3,852	670
- net gains on disposal of assets		(336)	(27)	(309)
- dividends, interests, taxes and other changes		1,523	1,083	440
Changes in working capital related to operations		(250)	772	(1,022)
Dividends received, taxes paid, interests (paid) received during the period		(1,806)	(1,756)	(50)
Net cash provided by operating activities		4,638	3,100	1,538
Capital expenditure		(4,923)	(4,879)	(44)
Investments and purchase of consolidated subsidiaries and businesses		(50)	(1,152)	1,102
Disposal of consolidated subsidiaries, businesses tangible and intangible assets and investments		624	951	(327)
Other cash flow related to capital expenditure, investments and disposals		239	(43)	282
Free cash flow		528	(2,023)	2,551
Borrowings (repayment) of debt related to financing activities (b)		(104)	5,199	(5,303)
Changes in short and long-term financial debt		322	(1,822)	2,144
Dividends paid and changes in non-controlling interests and reserves		(1,443)	(1,444)	1
Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations		(38)	(20)	(18)
NET CASH FLOW		(735)	(110)	(625)

Changes in net borrowings

		First Half
	(€ million)	2017	2016	Change
Free cash flow		528	(2,023)	2,551
Net borrowings of divested companies			5,820	(5,820)
Exchange differences on net borrowings and other changes		224	704	(480)
Dividends paid and changes in non-controlling interest and reserves		(1,443)	(1,444)	1
CHANGE IN NET BORROWINGS		(691)	3,057	(3,748)

(a) For a reconciliation to the statutory schemes see the paragraph: “Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes"

(b) The item included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

		First Half
	(€ million)	2017	2016	Change
Financing investments:
- securities		(74)	(1,220)	1,146
- financing receivables		(77)	(173)	96
		(151)	(1,393)	1,242
Disposal of financing investments:
- securities		24		24
- financing receivables		23	6,592	(6,569)
		47	6,592	(6,545)
Borrowings (repayment) of debt related to financing activities		(104)	5,199	(5,303)

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Cash flow from operating activities amounted to €4.64 billion, or €4.88 billion when excluding changes in working capital at replacement cost.

Capital expenditure for the period of €4.97 billion represented a peak due to completion of certain large projects (Angola, Ghana and Indonesia) which commenced production as planned in the first half 2017.

Pro-forma capex was €4.27 billion, which excluded the share of capex to be borne by the operators who purchased interests in certain Group exploration assets under development (namely in Egypt and Mozambique) with retroactive economic effects, the capex share of which will be reimbursed to Eni at the closing of the underlying transactions, as well as advances cashed in from State-owned partners in the Zohr project. Cash flow generated from operations in excess of funding pro-forma capex amounted to €0.70 billion and covered part of the payment of the 2016 final dividend to Eni’s shareholders (€1.44 billion). Proceeds from disposals (€0.62 billion) related mainly to the closing of the sale of a 10% stake in the Zohr exploration asset to BP (€0.56 billion). The total consideration includes the reimbursement of capex borne by Eni since January 1, 2016 (the 2017 amount being $64 million).

Cash flow from operations was also influenced by a lower level of receivables due beyond the end of the reporting period, being sold to financing institutions compared to the amount sold at the end of the previous reporting period (approximately €0.29 billion).

Capital expenditure

		First Half
	(€ million)	2017	2016	Change	% Ch.
Exploration & Production		4,615	4,509	106	2.4
- acquisition of proved and unproved properties			2	(2)
- exploration		284	170	114
- development		4,309	4,293	16
- other expenditure		22	44	(22)
Gas & Power		49	44	5	11.4
Refining & Marketing and Chemicals		251	212	39	18.4
- Refining and marketing		179	140	39	27.9
- Chemicals		72	72
Corporate and other activities		16	20	(4)	(20.0)
Impact of unrealized intragroup profit elimination		(8)	94
Capital expenditure		4,923	4,879	44	0.9

In the first half of 2017, capital expenditure amounted to €4,923 million (€4,879 million in the first half of 2016) and mainly related to:

- development activities (€4,309 million) deployed mainly in Egypt, Ghana, Angola, Congo, Iraq and Indonesia; exploration activities (€284 million) concerned mainly Cyprus, Norway, Libya, Egypt and Mexico;

- the refining activity (€141 million) aimed at improving asset reliability and efficiency, as well as upgrading the HSE plant performance; in the marketing business, capex were destined to compliance and stay in business initiatives at the retail networks in Italy and in the Rest of Europe (€38 million);

- initiatives relating to gas marketing (€34 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€14 million).

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Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes

Summarized Group Balance Sheet

		June 30, 2017		December 31, 2016
Items of Summarized Group Balance Sheet
(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

(€ million)
Fixed assets
Property, plant and equipment			67,585		70,793
Inventories - Compulsory stock			1,147		1,184
Intangible assets			3,043		3,269
Equity-accounted investments and other investments			4,178		4,316
Receivables and securities held for operating activities	(see note 7 and note 14)		1,868		1,932
Net payables related to capital expenditure, made up of:			(1,876)		(1,765)
- receivables related to capital expenditure/disposals	(see note 7)	321		171
- receivables related to capital expenditure/disposals non-current	(see note 16)	326		222
- payables related to capital expenditure	(see note 18)	(2,523)		(2,158)
Total fixed assets			75,945		79,729
Net working capital
Inventories			4,858		4,637
Trade receivables	(see note 7)		9,744		11,186
Trade payables	(see note 18)		(9,381)		(11,038)
Tax payables and provisions for net deferred tax liabilities, made up of:			(3,286)		(3,073)
- income tax payables		(426)		(426)
- other tax payables		(1,948)		(1,293)
- deferred tax liabilities		(6,228)		(6,667)
- other non-current tax liabilities	(see note 24)	(31)		(44)
- payables for Italian consolidated accounts	(see note 18)	(5)		(8)
- receivables for Italian consolidated accounts	(see note 7)			1
- current tax assets		303		383
- other current tax assets		433		689
- deferred tax assets		4,084		3,790
- other tax assets	(see note 16)	532		502
Provisions			(14,044)		(13,896)
Other current assets and liabilities:			1,275		1,171
- receivables for operating purposes	(see note 7)	63		86
- other receivables	(see note 7)	5,269		5,692
- other (current) assets		1,432		2,591
- other receivables and other assets	(see note 16)	671		624
- advances, other payables	(see note 18)	(3,047)		(3,499)
- other (current) liabilities		(1,547)		(2,599)
- other payables and other liabilities	(see note 24)	(1,566)		(1,724)
Total net working capital			(10,834)		(11,013)
Provisions for employee post-retirement benefits			(880)		(868)
Discontinued operations and assets held for sale including related liabilities			165		14
made up of:
- assets held for sale		355		14
- liabilities related to assets held for sale		(190)
CAPITAL EMPLOYED, NET			64,396		67,862
Shareholders' equity including non-controlling interest			48,929		53,086
Net borrowings
Total debt, made up of:			27,075		27,239
- long-term debt		20,033		20,564
- current portion of long-term debt		4,191		3,279
- short-term financial liabilities		2,851		3,396
less:
Cash and cash equivalents			(4,939)		(5,674)
Securities held for non-operating purposes	(see note 5 and note 6)		(6,305)		(6,404)
Financing receivables for non-operating purposes	(see note 7)		(364)		(385)
Total net borrowings (a)			15,467		14,776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			64,396		67,862

(a) For details on net borrowings see also note No. 21 to the condensed consolidated interim financial statements.

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Summarized Group Cash Flow Statement

	First Half 2017		First Half 2016
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Net profit (loss) - continuing operations		985		(824)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		4,522		3,852
- depreciation, depletion, amortization and impairments	3,777		3,705
- impairments losses (impairment reversals), net	61		148
- write-off	193		121
- share of profit (loss) of equity-accounted investments	(85)		(81)
- other net changes	546		(49)
- net changes in the provisions for employee benefits	30		8
Net gains on disposal of assets		(336)		(27)
Dividends, interests, income taxes and other changes		1,523		1,083
- dividend income	(69)		(55)
- interest income	(98)		(120)
- interest expense	339		319
- income taxes	1,351		939
Changes in working capital related to operations		(250)		772
- inventory	(356)		30
- trade receivables	1,032		1,537
- trade payables	(1,323)		(40)
- provisions for contingencies	133		(953)
- other assets and liabilities	264		198
Dividends received, taxes paid, interest (paid) received during the period		(1,806)		(1,756)
- dividend received	102		87
- interest received	23		67
- interest paid	(311)		(394)
- income taxes paid, net of tax receivables received	(1,620)		(1,516)
Net cash provided by operating activities		4,638		3,100
Capital expenditure		(4,923)		(4,879)
- tangible assets	(4,796)		(4,847)
- intangible assets	(127)		(32)

Investments and purchase of consolidated subsidiaries and businesses		(50)		(1,152)
- investments	(50)		(1,152)
Disposals		624		62
- tangible assets	563		9
- intangible assets
- changes in consolidated subsidiaries and businesses			(415)	889
- investments	61		468

Other cash flow related to capital expenditure, investments and disposals		239		(43)
- securities	(74)		(1,225)
- financing receivables	(384)		(624)

- change in payables and receivables relating to investments and capitalized depreciation	543		31
reclassification: purchase of securities and financing receivables for non-operating purposes	151		1,393
- disposal of securities	25		7
- disposal of financing receivables	331		6,916
- change in payables and receivables	(306)		51
reclassification: disposal of securities and financing receivables held for non-operating purposes	(47)		(6,592)
Free cash flow		528		(2,023)

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continued Summarized Group Cash Flow Statement

	First Half 2017		First Half 2016
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme (€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		528		(2,023)
Borrowings (repayment) of debt related to financing activities		(104)		5,199
reclassification: purchase of securities and financing receivables held for non-operating purposes	(151)		(1,393)
reclassification: disposal of securities and financing receivables held for non-operating purposes	47		6,592
Changes in short and long-term finance debt		322		(1,822)
- proceeds from long-term finance debt	755		2,103
- payments of long-term finance debt	(269)		(1,969)
- increase (decrease) in short-term finance debt	(164)		(1,956)
Dividends paid and changes in non-controlling interest and reserves		(1,443)		(1,444)
- dividends paid by Eni to shareholders	(1,440)		(1,440)
- dividends paid to non-controlling interest	(3)		(4)
Effect of exchange differences on cash and cash equivalents	(45)	(45)	(19)	(19)
Effect of cash and cash equivalents relating to discontinued operations			889
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries	7	7	(1)	(1)
Net cash flow	(735)	(735)	(110)	(110)

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Risk factors and uncertainties

Foreword

In this section are described the main risks Eni faces in each of its business segments. For the disclosure on financial risks (market, counterparty and liquidity risk), see note N. 29 “Guarantees, commitments and risks” in the Notes to the condensed consolidated interim financial statements.

Risks related to the cyclicality of the Oil & Gas sector

Eni’s operating results, mainly of the Exploration & Production segment, are exposed to volatile prices of crude oil and natural gas. Lower oil prices decrease the Group consolidated revenues, operating profit, cash flow and results of operations y-o-y; vice versa, in case of increasing oil prices. Eni estimates that movements in oil prices affect approximately 50% of its current oil&gas production. The Company does not hedge this exposure, except for specific business’s cases or market conditions. The remaining portion of Eni’s current production is insulated from crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, where, due to the cost recovery mechanism, the Company is entitled to a larger number of barrels in case of a fall in crude oil prices (see below). Based on the current portfolio of oil & gas assets, Eni’s management estimates that the Company’s consolidated net profit varies by approximately €200 million for each one-dollar change in the price of the Brent crude oil benchmark with respect to the price case assumed in our financial projections for 2017 at 55 $/BBL. Free cash flow is expected to reduce/increase by a similar amount.

In the first half of 2017, trends in crude oil prices were contrasted, reflecting uncertainties among market participants about the timing of a recovery in market fundamentals. In the first quarter of 2017, oil prices were on an uptrend, supported by the announcement of the OPEC cuts. In the second quarter, this trend weakened with prices for the Brent marker losing up to 10 $/bbl from the $54 average recorded in the first quarter. This slowdown was caused by faster-than-anticipated ramp-up of production in Libya and Nigeria (these OPEC countries were exempted from cuts), the resumptions of US unconventional productions and the high worldwide crude oil stockpiles.

Eni believes that this reversal in oil price trend is temporary, since in the second half of the year, the full impact of the OPEC cuts will help crude oil market to achieve a better balance and which joined the cartel initiative will be deployed. The Cartel, whose initiative was upheld also by ten non-OPEC producing countries (including Russia), decided to cut production by 1.8 million of barrels per day compared to the level of October 2016. This level was reached by all the OPEC countries pushing up production to full capacity, and will be in force until March 2018. Against this backdrop, based on the latest IEA estimates and Eni’s forecasts, management has retained its view of a production shortfall materializing in 2017, which will support crude oil prices in the second half of the year. However, the gap between supply and global demand is now seen dropping from minus 0.8 to minus 0.6 million of barrels per day, due to a small downward revision of demand growth (from 1.4 to 1.3 millions of barrels per day) and the unexpected fast ramp-up of Libya and Nigeria productions in the second quarter. The production surpluses of the third and fourth quarter of 2017 (higher than one million boe/d in each quarter) remained unchanged. In conclusion, Eni’s management has retained its 2017 pricing assumptions of the Brent crude oil marker at 55 $/bbl adopted in the Company’s 2017-2020 strategic plan. These assumptions are in line with the market consensus of the major investment banks.

Looking forward, Eni’s management believes that crude oil prices will gradually strengthen due to improving fundamentals on the likelihood that a shortfall in production will occur in the medium term due to the large cuts implemented by international oil companies to their capital budgets, in response to the contraction in cash flows in the current oil price environment. Based on this outlook, Eni’s management has retained its long-term price assumptions of 70 $/bbl for the Brent crude oil benchmark (72 $/bbl in 2021, assuming a 2% inflation rate). This long-term price was utilized in the Group financial projections of the 2017-2020 industrial plan and in reviewing the impairment indicators in the preparation of the first half accounts as of June 30, 2017.

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Nevertheless, this forecast is subject to significant risks and uncertainties, including effective compliance of the OPEC countries and Russia with the production cuts agreement, trends in the marginal costs and in yields per rig in the US non-conventional sector and global macroeconomic dynamics. Therefore, management is retaining a rigorous capital discipline. For the FY 2017 Eni has laid out a €7.8 billion capital budget, expected to decrease by 18% from 2016, net of the reimbursements of the capex borne for the interests in certain development projects being divested to third oil companies, that will be reimbursed to Eni once the deals close. Furthermore, we are netting against the projected 2017 capex the advances that will be cashed in from our State-owned partners in the Zohr project in Egypt. Notwithstanding the capital spending reduction, the productions growth rate for the FY 2017 is expected to be 5%, in line with the post-portfolio average annual growth (3%) targeted in the 2017-2020 industrial plan.

To conciliate growth and cost reduction, management leveraged the modular approach to major projects, the renegotiation of contracts for the supply of capital goods and oil services, as well as the reduction of the idle capital through the optimization of the time-to-market of the reserves.

These actions, combined with the restructuring initiatives of mid and downstream businesses and G&A cuts are intended to reduce the oil price level at which the Company is able to achieve cash neutrality, i.e. funding of capex and floor dividend through the cash flow from operating activities. Cash neutrality is expected to be at 60 $/bbl for the FY 2017.

In the currently weak commodity environment, capital discipline is key to get an healthy balance sheet, considering that the Oil & Gas industry is a capital-intensive sector that needs significant financial resources for the exploration, development and production of hydrocarbons. Despite the 18% capex reduction planned for the 2017 (14% reported in the first half), management may reconsider the expenditure plan in the second half of the year, depending on the evolution of market conditions.

Historically, Eni’s capital expenditures have been financed with cash generated by operations, proceeds from asset disposal, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. Notwithstanding the reduction of the capex cash neutrality (projected at around 45 $/BBL on average in the ’17-’20 industrial plan), actual cash flow from operations may be affected by factors such as: (i) the actual prices Eni receives for sales of crude oil and natural gas; (ii) amount of actual production of oil & gas; (iii) time-to-market of Eni’s reserves; iv) political risks; v) cost efficiencies. If cash generated by operations is not sufficient to meet capital and dividend requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves. The Group retains a liquidity reserve as part of its financial strategy, with the object of copying with sudden, unexpected or unplanned funding needs such as: (i) exogenous shocks (difficulty in access to credit, macroeconomic environment, the commodity scenario); (ii) ensure the targeted financial flexibility to the Group growth plans. Because of the above-mentioned risks, an extended continuation of the current commodity price environment, or further declines in commodity prices, will materially and adversely affect our business prospects, financial condition, results of operations, cash flows, liquidity, ability to finance planned capital expenditures and commitments and may impact shareholder returns, including dividends and the share price. Moreover, the Company could revise the oil & gas assets values in order to detect significant write-downs and reconsider long-term investment plans based on the price impact on projects profitability, whereas current prices could be lower compared to business plans prices. This could lead to deletion, postponement or different modulation of projects with negative impact on growth rates and perspective of self-financing future growth. Given the complexity of the evaluation process and the long lead times of these projects, Eni, like other international oil companies adopts long-term pricing assumptions on the basis of the best estimate of the market fundamentals. Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements (PSA) in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher are the reference prices for crude oil used to determine production and reserve entitlements, the lower is the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. The Company currently estimates that production entitlements in its PSAs increases on average by approximately 20,000 boe/d or 1,900 bbl/d for each $1 increase in oil prices. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

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The Group’s results from its Refining & Marketing and Chemicals businesses are primarily dependent upon the supply and demand for refined and chemicals products and the associated margins on refined product and chemical products sales, with the impact of changes in oil prices on results of these segments being dependent upon the speed at which the prices of products adjust to reflect movements in oil prices.

Country risk

As of December 31, 2016, approximately 85% of Eni’s proved hydrocarbon reserves and 60% of Eni’s supplies of natural gas came from outside OECD countries, mainly Africa, Central Asia, Russia and Central-Southern America. Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions which are lifting their share of production from the development projects where they are partnering Eni, inflation levels, exchange rates and similar events in those non-OECD countries may negatively impair Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves.

In particular, Eni faces risks in connection with the following, possible issues:

(i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;

(ii) unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to loss of value of Eni’s assets, expropriations, nationalizations or forced divestitures of assets;

(iii) restrictions on exploration, production, imports and exports;

(iv) tax or royalty increases;

(v) negative perception of local and international stakeholders of the Oil & Gas industry with impact on media;

(vi) political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar incidents;

(vii) difficulties in finding qualified suppliers in critical operating environment;

(viii) complex process in granting authorizations or licences affecting time-to-market of certain development projects.

In the recent years, Eni’s operations in Libya were materially affected by an internal revolution and a change of regime, which has led to a prolonged period of political and social instability. From a couple of years, Eni’s oil activities in the country have come in line with management expectations. In the first half of 2017, Eni’s production in Libya was 367 kboe/day, compared to the 2016 average level of 353 kboe/day, which represents the highest level from 2010, the year prior to the Country’s Revolution. Despite these and other positive developments, such as the reopening of the Italian embassy in Tripoli, the Libya's geopolitical situation continue to represent a source of risk and uncertainty for the foreseeable future. Currently Libya represents approximately 20% of the Group’s total production; this incidence will remain significant in the medium term. In the event of major adverse events such as the resumption of internal conflict, acts of war, sabotage, social unrest, clashes and other form of civil disorder, Eni could be forced, in these insecurity conditions, to temporarily interrupt or reduce its producing activities at the Libyan plants, negatively affecting Eni’s results of operations, cash flow and business perspectives.

With regard to Egypt, where Eni will invest significantly in the next four-year plan, particularly in the Zohr project, the political and social situation is evolving to a certain degree of stability. The government has recently introduced a series of economic measures agreed with the IMF to strengthen state finances affected by decline in tourism, and currency depreciation after Arab Spring events. Eni's operations in the country have not been interrupted by geopolitics till today; Eni is also significantly recovering credits vs state oil companies for production of hydrocarbons.

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We have experienced disruptions lately in Nigeria where various forms of sabotage, including thefts, security threats and property damage targeted the Company's production facilities, particularly in the onshore area of the Delta of Niger, negatively affecting production and results.

To factor in possible risks of unfavorable geopolitical developments mainly in Libya but also elsewhere in other countries of Eni presence, which may lead to temporary production losses and disruptions in our operations in connection with, among others, acts of war, sabotage, social unrest, clashes and other form of civil disorder, we have applied a haircut to our future production levels based on management’s appreciation of those risks, past experience and other considerations. However, this contingency does not cover worst-case developments and worst case events, which could determine a prolonged production shutdown.

Looking forward, Eni expects that those risks will continue affecting Eni’s operations in those countries. Eni closely monitors political, social and economic risks of more than 70 countries in which has invested or intends to invest, in order to evaluate the economic and financial return of certain projects and to selectively evaluate projects.

While the occurrence of those events is unpredictable, the occurrence of any such events could adversely affect Eni’s results from operations, cash flow and business prospects, also including the counterparty risk arising from the financing exposure of Eni in case state-owned entities, which are party to Eni’s upstream projects for developing hydrocarbons, fail to reimburse due amounts.

In the current depressed environment for crude oil prices, the financial outlook of certain countries where Eni’s hydrocarbons reserves are located, in particular Venezuela and Nigeria, has significantly deteriorated due to lower proceeds from the exploitation of hydrocarbons resources.

Eni is partnering with those national oil companies in executing certain oil and gas development projects or is currently selling its equity production to national oil companies.

This risk is mitigated by the default clause customary in such contracts, pursuant to which states that in case of a default, the non-defaulting party is entitled to compensate its claims with the share of production of the defaulting party.

National oil companies may also delay the repayment of trade receivables due to Eni for the supply of equity hydrocarbons. In view of certain long-overdue exposures related to the supply of equity hydrocarbons, cost recovery and cash call to execute investments, certain of which were also disputed by our counterparties, the Group has entered into arrangements with a number of National Oil Companies. Those arrangements provide for the securitization of amounts due to Eni or repayment plans whereby Eni receivables are reimbursed in instalments with the proceeds of the sale of hydrocarbons produced in mineral initiatives operated by Eni or from elsewhere.

In these circumstances, the Group recognized through profit the discount effect of those reimbursement plans utilizing a discount rate that factored in the mineral risk of underlying the reimbursement plans.

It is possible that the Group may incur further losses in connection with its commercial and financial exposure towards certain NOCs of countries which are running wide current account deficits in case of an escalation of local financial crises. Mozambique is also in financial strain, but Eni's exposure to the country is not significant today, without prejudice to the general risks described in this paragraph.

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields.

Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons.

Future production targets will leverage on the ability of the Company to replace reserves through successful exploration, effectiveness and efficiency of development activities, the application of technological improvements to maximize recovery rates of producing fields and the outcome of negotiations with producing Countries.

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An inability to replace produced reserves by finding, acquiring and developing additional reserves could adversely affect future growth prospects and this will negatively affect future results of operations, cash flow and business prospects.

By its nature, the upstream activity exposes Eni to a wide range of significant environmental, health and safety, security risks of Eni’s personnel and the neighboring communities, damage or destruction to properties.

In the Exploration & Production segment, Eni faces natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of blowout of hydrocarbon, fire or explosion, vessel collisions, geological risks such as discovery of hydrocarbon pockets with abnormal pressure, equipment failures and other forms of accidents, can lead to loss of life, environmental damages, damage or destruction to properties, pollution and consequently potential economic losses and liabilities that could have a material and adverse effect on the business, results of operations, liquidity, reputation and prospects of the Group, including the share price and the dividends.

Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations.

In 2016, approximately 53% of Eni’s total oil and gas production for the year derived from offshore fields.

Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or environmentally sensitive locations. The time to -to-market of the reserves could be impacted by the outcome of negotiations with co-venturers, governments and State-owned companies, timely issuance of permits and licenses by government agencies, the front-end engineering design and the commissioning phase, as well as the realization of infrastructures to export production to final market (FPSO, platform, export pipelines and other facilities).

Rates of return for long-lead-time projects are exposed to the volatility of oil&gas prices and costs which may be substantially different from the prices and costs assumed when the investment decision was actually made, leading to lower rates of return.

Environmental conditions represent an additional risk factor for Eni, considering that certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or environmentally sensitive locations. In these areas, environmental and climate factors could affect the schedule and execution of development activities.

Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Arctic, the Caspian Sea, the Gulf of Mexico, the North Sea, Mozambique and others, where the adoption of advanced monitoring systems and environmental protection drive time elapse and cost increases.

In the last years, Eni achieved industry-leading time-to-market and cost reduction mitigating these risks by deploying certain focused strategic initiatives, applying rigorous operational standards and innovative technologies.

Among these initiatives, Eni managed project time scheduled, in-sourcing engineering at the initial phase and front end, and construction and commissioning activities. Further actions addressed improvement in the supply chain, allowing reaping the benefits of the new trend in the oil market (i.e. early production facilities and facilities refurbished).

The Company has adopted operating standards and procedures designed to mitigate the possible risk of a well blowout. Those include tight control over the geological risk, monitoring the engineering, drilling and construction of high-risk wells (HP/HT, deep offshore), in both operated and non-operated initiatives, and adopting state-of-the-art techniques for checking progress in the drilling activity including visualizing and transferring real-time data to the headquarter control room.

We believe that our well portfolio features a low risk profile considering that the majority of our wells is localized onshore or in shallow water and also the low incidence of HP/HT wells. Particularly, Eni forecasts that 16% of the total wells expected to be drilled in the next four-years plan belongs to the high-risk category.

The operatorship of petroleum activities is another leg of our risk-mitigation policy because it enables us to deploy our excellent operating standards and procedures in managing well operations. In the next four years, we plan to increase by 40% the operated gross production from the current level of 4 million boe/d targeting to reduce the exposure to third-parties operational risk.

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Operational risks and associated HS&E risks

The Group engages in the exploration and production of oil and natural gas, processing, transportation, and refining of crude oil, transport of natural gas, storage and distribution of petroleum products and the production of base chemicals, plastics and elastomers, in Italy and abroad. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks.

Technical faults, breakdown of equipment and facilities, human errors, acts of sabotage, loss of containment, naval collisions, and adverse weather events can trigger damaging events such as explosions, fires, oil and gas spills from wells, pipelines, depots and pipelines, release of contaminants, toxic emissions.

These risks are affected by geography and climatic conditions of the areas in which operations are conducted, the presence of sensitive ecosystems and safeguarded species, the technical complexity of industrial activities and the technical difficulties in the implementation of recovery and containment of oil or other chemical liquids or gas also considering the sensitiveness of the neighboring ecosystems (e.g. onshore vs offshore, sensitive habitats such as the Arctic, the Gulf of Mexico, the Caspian Sea, refineries located near urban areas).

For these reasons, the activities of the oil industry are subjected to a strict regulation aiming to protect the environment, health and safety, defined by both national authorities and international conventions and protocols.

Rules impose restrictions and prohibitions of various types, provide for the control and compliance with the emission limits of pollutants in air, water and soil, limiting the gas flaring and venting, prescribe the correct management of waste and industrial waste, as well as the preservation of species, habitats and ecosystem services, attracting increasingly stringent requirements for operators and stringent in terms of controls, environmental monitoring and prevention measures.

Fees and costs associated with the needed actions to comply with the obligations foreseen by regulations supervising industrial activities in the hydrocarbon field represent a material cost in the current year and in future ones.

Eni has adopted integrated management systems, safety standards, high quality and reliability operational practices to comply with environmental regulations and to protect the integrity of people, environment, operations, properties and communities involved.

The occurrence of described events which could also be catastrophic could have a material adverse effect on Eni's management, results of operations, consolidated financial conditions, business prospects, reputation and shareholders’ value (including Eni’s share price and dividends).

Environmental laws require polluters to perform site cleanups and restore the original state of soil and water contaminated by residues of industrial activities or as a result of accidents, spills and leaks of various kind.

Eni could be materially exposed to these risks in its countries of operations considering the inherent risk in producing, treating and handling hydrocarbon and its derivatives, with possible adversely effect on the Group’s results of operations, liquidity, corporate reputation and shareholders’ return.

As far as these risks are concerned, it is worth mentioning the shutdown of operations at the Val d'Agri Oil Center (COVA), which lasted almost a full quarter (from April 18, 2017 to July 18, 2017). The shutdown was caused by the detection of a small quantities of oil in the external area bordering the COVA. Notwithstanding the promptness and efficacy of remediation measures performed by Eni, the shutdown of COVA negatively affected the Group results and cash flow for the first half of 2017.

Furthermore, relating to Italy, Eni is exposed to the risk of expenses and environmental liabilities in connection with the environmental impact of its past industrial activities that the Company disposed of, liquidated, closed or shut down in prior years where Group products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities.

At those industrial hubs, Eni has undertaken a number of initiatives to restore and clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities.

State or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company committed to perform. In some cases, Eni is part of criminal proceedings (for example for alleged environmental crimes such as failure to land reclamation, environmental disaster).

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Despite Eni declared to be a "not guilty owner" because not responsible for exceeding pollution thresholds allowed by existing laws, as well as because the Group succeeded in many cases to other operators in the management of such sites, it cannot be excluded that Eni cannot incur such environmental liabilities.

Eni’s financial statements account for provisions relating to costs to be incurred with respect to clean-ups and sites restoration of contaminated areas.

This is due to a legal obligation or similar in respect of which is possible to reliably estimate the amount of its liabilities (this is anyway, in the realization phases, a factor of uncertainty in relation to the complexity of the subject), regardless of any responsibility of other parties to which Eni has taken over.

It is still possible that in the future Eni may incur further liabilities in addition to the amounts already accrued due to the results of ongoing surveys or surveys to be carried out on the environmental status of certain of Eni’s industrial sites as required by the applicable regulations on contaminated sites, unfavorable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs and other risk factors.

With specific reference to the oil and gas exploration and production activities, in accordance with regulations applicable in all jurisdictions where Eni operates, the Company is required to support the costs of decommissioning of platforms and other equipments of extraction and restoration of areas at the end of the oil activities.

Eni’s consolidated financial statements account for the best estimate of costs expected to be incurred with respect to such obligations. These estimates are subject to risks and uncertainties of various kinds (accuracy of the estimate, cost overrun, amplitude of the time frame, tightening of regulations, development of new technologies, etc.).

For more information on HSE risks, including risks related to climate change and how Eni manages and control these risks, please refer to the paragraph "Risks" of 2016 Annual Report on Form 20-F.

Risks and uncertainties associated with competition in the gas market

The outlook of the European gas market remains unfavorable due to oversupply, exacerbated by increased availability of liquefied natural gas (“LNG”) globally, and weak demand dynamics. Growth in gas demand has been dampened by sluggish macroeconomic activity in the Eurozone, the increasing use of renewable sources in the production of electricity and the competition from cheaper fossil fuels (like coal) in firing thermoelectric production. Looking forward, management does not expect any meaningful acceleration in gas demand growth in Italy and in Europe and is forecasting a flat demand until 2020.

Demand growth expected in the thermoelectric segment, weakened by the increase in renewable sources, will be partly offset by lower consumption in the final markets following energy efficiency actions mostly concentrated in the residential segment.

Against the backdrop of a deteriorating competitive environment, management has periodically renegotiated the Company’s long-term supply contracts with take-or-pay clauses, where the Company is obliged to offtake a contractually set minimum volume of gas supplies or, in case of failure, to pay the contractual price (see below risks on take-or-pay). The renegotiations allowed the Company to adjust the original oil-linked indexation mechanism of the purchase costs to market benchmarks at approximately 70% of the Company’s supply portfolio, ensuring better competitiveness for the Group’s gas.

Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the four-year planning period. Those include the weak demand trend reflecting macroeconomic uncertainties, continuing oversupplies and the risk of deterioration in the spread of Italian spot prices versus continental benchmarks. Eni believes that those trends will negatively affect the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins.

Against this backdrop, Eni’s management will continue to execute its strategy of renegotiating the Company’s long-term gas supply contracts in order to align pricing and volume terms to current market conditions as they evolve.

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Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, the claiming party has the ability to open an arbitration procedure to obtain revised contractual conditions. However, also the suppliers might file counterclaim with the arbitration panel seeking to dismiss Eni’s request for a price review.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view to supplying the Italian gas market and anticipating certain trends in gas demand, which thus far have failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of certain key producing countries. These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. Long-term gas supply contracts with take-or-pay clauses expose the Company to a volume risk, as the Company is contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the underlying price.

In the medium term, this risk will be mitigated by the expected reduction of the contractual minimum take, due to expiration of some contracts. Similar considerations apply to ship-or-pay contractual obligations.

In this scenario, management is committed to the renegotiation of long-term gas supply contract and to portfolio optimization, in order to reduce the exposure to take-or-pay contracts and to the related financial risk. Thanks to contract renegotiations and effective selling activities, the Company lifted part of the underlying volumes, the purchase cost of which the Company advanced to its gas supplies in previous years due to the incurrence of the take-or-pay clause. By these means, the Company has achieved over the latest years a reduction in its deferred costs recorded in the balance sheet from €2.4 billion at the end of 2012, which was the bottom of the gas downturn, to approximately €0.3 billion as of June 30, 2017. Management plans to finalize almost completely the recovery of the residual amounts of gas paid in advance in the next four-year plan, fulfilling contractual clauses and recovering the prepaid amounts.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of the latest balance sheet date to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate.

Certain legal proceedings and investigations where Eni or its subsidiaries or its officers are parties involve the alleged breach of anti-corruption laws and regulations and ethical misconduct. Ethical misconduct and noncompliance with applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

55

Eni Interim Consolidated Report / Financial review and other information

Outlook

Exploration & Production

Confirmed the 2017 target of 0.8 bln boe of new resources, at a unitary discovery cost of approximately 1 $/bbl.

Confirmed FY production target of 1.84 mln boe/d (up by 5% from 2016) leveraging on new project start-ups (Indonesia, Angola and Ghana) and ramp-ups of fields entered into operations in 2016, mainly in Kazakhstan, Egypt and Norway. The unexpected shutdown of Val d’Agri, which lasted almost a full quarter and the impact of OPEC cuts, will be absorbed by the implementation of other initiatives to optimize production, as well as by the earlier than planned start-up of the large projects in Angola, Indonesia and Ghana.

Gas & Power

Confirmed structural positive results from 2017.

Confirmed cost position improvements by leveraging on long-term supply contracts revision already finalized in large part in the first half of the year.

Eni plans to retain market share in the large customers and retail segments, increasing the value of the existing customer base by developing innovative commercial initiatives, integrating services and optimizing operations.

Refining & Marketing and Chemicals

Confirmed the target of refining breakeven margin at 3 $/barrel in 2018.

Refinery intakes on own account are expected to decrease slightly y-o-y due to the lack of availability of certain assets at the Sannazzaro refinery and the shutdown of Taranto refinery, partially offset by higher volumes at Livorno and Milazzo refineries. Against a backdrop of strong competition, management expects to consolidate volume and market share in the Italian retail market by leveraging innovation and product and service differentiation. In the rest of Europe, sales on a like-for-like basis are expected to slightly increase.

In the Chemical business, sales are expected to trend up, due to higher production supplies. Cracker and polyethylene margins are expected to decline.

Group

Confirmed the target of around 18% reduction in capex y-o-y on a pro-forma basis, i.e. net of the capex which will be reimbursed in connection with asset disposals and advances paid by the Egyptian partners in the Zohr project.

Cash neutrality: confirmed the organic coverage of capex and dividends at a Brent price of approximately 60 $/bbl in 2017.

Leverage at the end of 2017: projected to substantially decline from 2016 level, also reflecting the expected closing of portfolio transactions, particularly the Mozambique deal.

56

Eni Interim Consolidated Report/ Other information

Other information

Transaction with related parties

In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis. Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries. Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those members may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.

Note 37 to the Condensed Consolidated Interim Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows.

Companies subject to Eni’s management and coordination as per Article 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: “Relations with controlling entity and with companies subject to its management and coordination”.

In case of atypical or unusual transactions1 the company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the group and with related parties also the interest of the company at the time of the finalization of said transaction.

1 According to Consob communication no. DEM/6064293 of July 28, 2006, “atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non-controlling interests due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods).

57

Eni Interim Consolidated Report/ Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company. Regarding the aforementioned provisions, the Company discloses that:

- as of June 30, 2017, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd – fall within the scope of the new continuing listing standards;

- the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments.

58

Condensed consolidated interim financial statements

60	Financial Statements

67	Notes on financial statements

113	Statement of directors’ responsibilities

114	Report of Independent Auditors

60	Eni Interim Report
Financial Statements

Balance Sheet

		June 30, 2017		December 31, 2016
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		4,939		5,674
Financial assets held for trading	(5)	6,082		6,166
Financial assets available for sale	(6)	223		238
Trade and other receivables	(7)	15,836	988	17,593	1,100
Inventories	(8)	4,858		4,637
Current tax assets		303		383
Other current tax assets		433		689
Other current assets	(9) (25)	1,432	24	2,591	57
		34,106		37,971
Non-current assets
Property, plant and equipment	(10)	67,585		70,793
Inventory - compulsory stock		1,147		1,184
Intangible assets	(11)	3,043		3,269
Equity-accounted investments	(13)	3,944		4,040
Other investments	(13)	234		276
Other financial assets	(14)	1,793	1,317	1,860	1,349
Deferred tax assets	(15)	4,084		3,790
Other non-current assets	(16) (25)	1,529	13	1,348	13
		83,359		86,560
Assets held for sale	(26)	355	35	14
TOTAL ASSETS		117,820		124,545
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(17)	2,851	182	3,396	191
Current portion of long-term debt	(21)	4,191		3,279
Trade and other payables	(18)	14,956	2,611	16,703	2,289
Income tax payable	(19)	426		426
Other tax payables		1,948		1,293
Other current liabilities	(20) (25)	1,547	55	2,599	88
		25,919		27,696
Non-current liabilities
Long-term debt	(21)	20,033		20,564
Provisions for contingencies	(22)	14,044		13,896
Provisions for employee benefits		880		868
Deferred tax liabilities	(23)	6,228		6,667
Other non-current liabilities	(24) (25)	1,597	23	1,768	23
		42,782		43,763
Liabilities directly associated with assets held for sale	(26)	190
TOTAL LIABILITIES		68,891		71,459
SHAREHOLDERS' EQUITY	(27)
Non-controlling interest		48		49
Eni shareholders' equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		(60)		189
Other reserves		44,534		52,329
Treasury shares		(581)		(581)
Interim dividend				(1,441)
Net profit (loss)		983		(1,464)
Total Eni shareholders' equity		48,881		53,037
TOTAL SHAREHOLDERS' EQUITY		48,929		53,086
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		117,820		124,545

Eni Interim Report	61
Financial Statements

Profit and Loss Account

		First half 2017		First half 2016
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
REVENUES
Net sales from operations	(30)	33,690	990	26,760	607
Other income and revenues		626	4	502	17
		34,316		27,262
OPERATING EXPENSES	(31)
Purchases, services and other		26,066	5,049	21,420	3,957
Payroll and related costs		1,562	11	1,544	18
OTHER OPERATING INCOME (EXPENSE)		17	183	1	111
DEPRECIATION AND AMORTIZATION		3,777		3,705
NET IMPAIRMENTS/REVERSAL		61		148
WRITE-OFF OF TANGIBLE AND INTANGIBLE ASSETS		193		121
OPERATING PROFIT (LOSS)		2,674		325
FINANCE INCOME (EXPENSE)	(32)
Finance income		2,272	67	3,190	75
Finance expense		(3,230)	(19)	(3,420)	(13)
Net finance income (expense) from financial assets held for trading		(51)		(53)
Derivative financial instruments		524		(5)
		(485)		(288)
INCOME (EXPENSE) FROM INVESTMENTS	(33)
Share of profit (loss) from equity-accounted investments		85		81
Other gain (loss) from investments		62		(3)
		147		78
PROFIT BEFORE INCOME TAXES		2,336		115
Income taxes	(34)	(1,351)		(939)
Net profit (loss) for the period - Continuing operations		985		(824)
Net profit (loss) for the period - Discontinued operations				(413)
Net profit (loss) for the period		985		(1,237)

Attributable to Eni
Continuing operations		983		(829)
Discontinued operations				(413)
		983		(1,242)
Attributable to non-controlling interest
Continuing operations		2		5
Discontinued operations
		2		5
Earnings per share attributable to Eni (€ per share)	(35)
Basic		0.27		(0.34)
Diluted		0.27		(0.34)

Earnings per share attributable to Eni - Continuing operations (€ per share)	(35)
Basic		0.27		(0.23)
Diluted		0.27		(0.23)

62	Eni Interim Report
Financial Statements

Statement of Comprehensive Income

(€ million)	Note	First half 2017	First half 2016
Net profit (loss) for the period		985	(1,237)
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		(3,512)	(875)
Change in the fair value of other available-for-sale financial instruments	(27)	2
Change in the fair value of cash flow hedging derivatives	(27)	(325)	428
Share of other comprehensive income (loss) on equity-accounted entities	(27)	51	34
Tax effect	(27)	76	(106)
Total other items of comprehensive income		(3,708)	(519)
Total comprehensive income		(2,723)	(1,756)
Attributable to Eni
- continuing operations		(2,725)	(1,348)
- discontinued operations			(413)
		(2,725)	(1,761)
Attributable to non-controlling interest
- continuing operations		2	5
- discontinued operations
		2	5

Eni Interim Report	63
Financial Statements

Statement of Changes in Shareholders’ Equity

		Eni shareholders’ equity
(€ million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available- for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit (loss) for the period	Other comprehensive income (loss) related to discontinued operations	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2015		4,005	959	581	(474)	8	(101)	180	9,129	(581)	51,985	(1,440)	(8,778)	20	55,493	1,916	57,409
Net profit (loss) for the first half of 2016													(1,242)		(1,242)	5	(1,237)
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							(1)		(874)						(875)		(875)
Change and reversal of the fair value of cash flow hedge derivatives net of tax effect					322										322		322
Share of “Other comprehensive income (loss)” on equity-accounted investments								34							34		34
					322		(1)	34	(874)						(519)		(519)
Comprehensive income (loss) for the period					322		(1)	34	(874)				(1,242)		(1,761)	5	(1,756)
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2015 interim dividend of €0.40 per share)												1,440	(2,880)		(1,440)		(1,440)
Dividend distribution of other companies																(4)	(4)
Allocation of 2015 residual net profit											(11,658)		11,658
											(11,658)	1,440	8,778		(1,440)	(4)	(1,444)
Other changes in shareholders’ equity
Exclusion from the scope of consolidaton of Saipem Group due to the sale of control																(1,872)	(1,872)
Reversal of the effects related to discontinued operations											(8)			(20)	(28)		(28)
Other changes								(19)			12				(7)	1	(6)
								(19)			4			(20)	(35)	(1,871)	(1,906)
Balance at June 30, 2016		4,005	959	581	(152)	8	(102)	195	8,255	(581)	40,331		(1,242)		52,257	46	52,303
Net profit (loss) for the second half of 2016													(222)		(222)	2	(220)
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Remeasurements of defined benefit plans net of tax effect							(19)								(19)		(19)
							(19)								(19)		(19)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							9		2,064						2,073		2,073
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect						(4)									(4)		(4)
Change and reversal of the fair value of cash flow hedge derivatives net of tax effect					341										341		341
Share of “Other comprehensive income (loss)” on equity-accounted investments								(2)							(2)		(2)
					341	(4)	9	(2)	2,064						2,408		2,408
Comprehensive income for the period					341	(4)	(10)	(2)	2,064				(222)		2,167	2	2,169
Transactions with shareholders
Interim dividend distribution of Eni SpA (€0.40 per share)												(1,441)			(1,441)		(1,441)
												(1,441)			(1,441)		(1,441)
Other changes in shareholders’ equity
Other changes								18			36				54	1	55
								18			36				54	1	55
Balance at December 31, 2016	(27)	4,005	959	581	189	4	(112)	211	10,319	(581)	40,367	(1,441)	(1,464)		53,037	49	53,086

64	Eni Interim Report
Financial Statements

Statement of Changes in Shareholders’ Equity

continued

		Eni shareholders’ equity
(€ million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available- for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit (loss) for the period	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2016	(27)	4,005	959	581	189	4	(112)	211	10,319	(581)	40,367	(1,441)	(1,464)	53,037	49	53,086
Net profit for the first half of 2017													983	983	2	985
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences									(3,512)					(3,512)		(3,512)
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect	(27)					2								2		2
Change and reversal the fair value of cash flow hedge derivatives net of tax effect	(27)				(249)									(249)		(249)
Share of “Other comprehensive income” on equity-accounted investments	(27)							51						51		51
					(249)	2		51	(3,512)					(3,708)		(3,708)
Comprehensive income for the period					(249)	2		51	(3,512)				983	(2,725)	2	(2,723)
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2016 interim dividend of €0.40 per share)												1,441	(2,881)	(1,440)		(1,440)
Dividend distribution of other companies															(3)	(3)
Allocation of 2016 net profit											(4,345)		4,345
											(4,345)	1,441	1,464	(1,440)	(3)	(1,443)
Other changes in shareholders’ equity
Other changes											9			9		9
											9			9		9
Balance at June 30, 2017	(27)	4,005	959	581	(60)	6	(112)	262	6,807	(581)	36,031		983	48,881	48	48,929

Eni Interim Report	65
Financial Statements

Statement of Cash Flows

(€ million)	Note	First half 2017		First half 2016
Net profit (loss) of the period - Continuing operations			985		(824)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation and amortization	(31)		3,777		3,705
Impairments of tangible and intangible assets, net	(31)		61		148
Write-off	(31)		193		121
Share of (profit) loss of equity-accounted investments	(33)		(85)		(81)
Gain on disposal of assets, net			(336)		(27)
Dividend income	(33)		(69)		(55)
Interest income			(98)		(120)
Interest expense			339		319
Income taxes	(34)		1,351		939
Other changes			546		(49)
Changes in working capital:
- inventories		(356)		30
- trade receivables		1,032		1,537
- trade payables		(1,323)		(40)
- provisions for contingencies		133		(953)
- other assets and liabilities		264		198
Cash flow from changes in working capital			(250)		772
Net change in the provisions for employee benefits			30		8
Dividends received			102		87
Interest received			23		67
Interest paid			(311)		(394)
Income taxes paid, net of tax receivables received			(1,620)		(1,516)
Net cash provided by operating activities			4,638		3,100
- of which with related parties	(37)		(1,660)		(1,654)
Investing activities:
- tangible assets	(10)		(4,796)		(4,847)
- intangible assets	(11)		(127)		(32)
- investments	(13)		(50)		(1,152)
- securities			(74)		(1,225)
- financing receivables			(384)		(624)
- change in payables in relation to investing activities and capitalized depreciation			543		31
Cash flow from investing activities			(4,888)		(7,849)
Disposals:
- tangible assets			563		9
- consolidated subsidiaries and businesses	(28)				(415)
- investments			61		468
- securities			25		7
- financing receivables			331		6,916
- change in receivables in relation to disposals			(306)		51
Cash flow from disposals			674		7,036
Net cash used in investing activities			(4,214)		(813)
- of which with related parties	(37)		(1,660)		5,445

66	Eni Interim Report
Financial Statements

Statement of Cash flows

continued

(€ million)	Note	First half 2017	First half 2016
Proceeds from long-term debt	(21)	755	2,103
Repayments of long-term debt	(21)	(269)	(1,969)
Increase (decrease) in short-term debt	(17)	(164)	(1,956)
		322	(1,822)
Dividends paid to Eni's shareholders		(1,440)	(1,440)
Dividends paid to non-controlling interest		(3)	(4)
Net cash used in financing activities		(1,121)	(3,266)
- of which with related parties	(37)	(1)	160
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		7	(1)
Effect of cash and cash equivalent related to discontinued operations			889
Effect of exchange rate changes on cash and cash equivalents and other changes		(45)	(19)
Net cash flow of the period		(735)	(110)
Cash and cash equivalents - beginning of the period (excluding discontinued operations)		5,674	5,209
Cash and cash equivalents - end of the period (excluding discontinued operations)		4,939	5,099

Eni Interim Report	67
Notes to the Financial Statements

Notes to the Consolidated Financial Statements

1	Basis of presentation

The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2017 (hereinafter “Interim Financial Statements”) have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. The statements are the same adopted in the consolidated financial statements of the year ended December 31, 2016.

The Interim Financial Statements have been prepared adopting the same principles of consolidation and measurement criteria described in the consolidated financial statements of the year ended December 31, 2016 (see the related report for more information).

The Interim Financial Statements include selected explanatory notes.

Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the tax Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2017 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2017”. This annex includes also the changes in the scope of consolidation.

On July 27, 2017, Eni’s Board of Directors approved the Interim Financial Statements for the six months ended June 30, 2017. The external auditor EY SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

The Interim Financial Statements are presented in euro and all values are rounded to the nearest million euros (€ million).

2	Changes in accounting policies

There have been no changes in accounting policies.

3	Significant accounting estimates or judgements

The significant accounting estimates and judgements made by management are disclosed in the consolidated financial statements of the year ended December 31, 2016.

4	International Financial Reporting Standards not yet adopted

Besides the International Financial Reporting Standards not yet adopted, which are disclosed in the consolidated financial statements of the year ended December 31, 2016, the IASB issued the following IFRSs.

On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts” (hereinafter IFRS 17), which sets out the accounting for the insurance contracts issued and the reinsurance contracts held. IFRS 17, which replaces IFRS 4 “Insurance Contracts”, shall be applied for annual reporting periods beginning on or after 1 January 2021.

On June 7, 2017, the IASB issued IFRIC 23 “Uncertainty over Income Tax Treatments” (hereinafter IFRIC 23), which clarifies the accounting for (current and/or deferred) tax assets and liabilities when there is uncertainty over income tax treatments. IFRIC 23 shall be applied for annual reporting periods beginning on or after 1 January 2019.

68	Eni Interim Report
Notes to the Financial Statements

Eni is currently reviewing the International Financial Reporting Standards not yet adopted in order to determine the likely impact on the Group’s financial statements.

On this regard, during the first half of 2017 the Group has carried on the analytical activities, started in 2016, aimed to assess the potential effects of IFRS 15 “Revenue from Contracts with Customers” (hereinafter IFRS 15) and IFRS 9 “Financial Instruments” (hereinafter IFRS 9) on the Group’s financial statements. In particular, with reference to IFRS 15, on the one hand, the Group has continued the mapping of the issues potentially affected by the adoption of IFRS 15, confirming in substance the areas already indicated in the consolidated financial statements of the year ended December 31, 2016 (see note 7 - IFRSs not yet adopted); on the other, for the identified issues, the Group has started further analyses aimed to assess the impacts of the adoption of IFRS 15. As regards the latter, on the basis of the analyses carried out to date, to be continued during the second half of 2017, the affected areas relate essentially to: (i) in the Exploration & Production segment, the accounting for certain types of agreements with partners within oil & gas projects, due to the fact that they may not meet the definition of a customer considering the terms of the agreements. The case concerns in particular the representation of amounts of production lifted by a partner within oil & gas projects different from the agreed ones (the so called production imbalances), by recognizing revenues on the basis of the quantities actually sold (the so called sales method) instead of the entitled quantities (the so called entitlement method); (ii) in the Gas & Power segment, capitalization of the customer acquisition costs, if the entity expects to recover them, and their amortization over the expected duration of the contract; (iii) the possible representation of some kinds of revenues in other line items of the profit and loss account without impacting the operating result and the net result.

With reference to IFRS 9, on the basis of the analyses carried out to date, the areas impacted by the new standard relate essentially to: (i) the adoption of the expected credit loss model for impairment of financial assets, rather than the IAS 39 incurred loss model; and (ii) the fair value measurement for investments in equity instruments, when the cost is not an appropriate estimate of the fair value.

During the second half of 2017, the Group will continue to evaluate the likely impacts of adoption of IFRS 15 and IFRS 9, as well as it will identify the accounting policy choice to be taken upon first application of the new accounting standards. However, based on the analyses carried out to date, considering the amounts as at 31 December 2016, IFRS 15 and IFRS 9 will not have a comprehensive material impact on equity.

Eni Interim Report	69
Notes to the Financial Statements

Current assets

5	Financial assets held for trading

(€ million)	June 30, 2017	December 31, 2016
Quoted bonds issued by sovereign states	997	996
Other	5,085	5,170
	6,082	6,166

Financial assets held for trading of €6,082 million (€6,166 million at December 31, 2016), primarily owned by Eni SpA, constitute a liquidity reserve designed to ensure the Group the targeted level of financial flexibility as well as to fund unexpected outflows. The management of this liquidity reserve is performed with a view to optimizing returns, within a predefined level of risk tolerance, targeting preservation of the invested capital and the ability to promptly convert it into cash.

Other securities of €5,085 million (€5,170 million at December 31, 2016) related to bonds issued by industrial companies for €2,762 million (€2,575 million at December 31, 2016) and by financial and insurance companies for €2,314 million (€2,587 million at December 31, 2016).

Financial assets held for trading include securities subject to lending agreements of €876 million (€665 million at December 31, 2016).

The fair value hierarchy is level 1 and was determined based on market quotations.

6	Financial assets available for sale

(€ million)	June 30, 2017	December 31, 2016
Securities held for operating purposes
Quoted bonds issued by sovereign states	200	210
Quoted securities issued by financial institutions	23	28
	223	238

Securities held for non-operating purposes of €223 million (€238 million at December 31, 2016) were mainly held by the Group’s insurance company Eni Insurance DAC.

The effects of fair value measurement of securities are reported in note 27 – Shareholders’ equity.

The fair value was determined based on market quotations. The fair value hierarchy is level 1.

70	Eni Interim Report
Notes to the Financial Statements

7	Trade and other receivables

(€ million)	June 30, 2017	December 31, 2016
Trade receivables	9,744	11,186
Financing receivables
- for operating purposes - short-term	63	86
- for operating purposes - current portion of long-term receivables	75	72
- for non-operating purposes	364	385
	502	543
Other receivables
- from disposals	321	171
- other	5,269	5,693
	5,590	5,864
	15,836	17,593

Trade receivables at June 30, 2017, decreased by €1,442 million from the prior year closing balance mainly in the Gas & Power segment (€1,156 million) due to the seasonality of gas sales volumes.

Trade receivables are stated net of the valuation allowance for doubtful accounts of €2,411 million (€2,371 million at December 31, 2016).

(€ million)	Trade receivables	Financing receivables	Other receivables	Valuation allowance for doubtful accounts
Carrying amount at December 31, 2016	1,817	68	486	2,371
Additions	191		8	199
Deductions	(82)	(1)		(83)
Other changes	(40)	(5)	(31)	(76)
Carrying amount at June 30, 2017	1,886	62	463	2,411

The allowance for doubtful accounts amounted to €191 million and related to the Gas & Power segment for €162 million, particularly the business of retail sales of gas and power. Eni adopted mitigation measures regarding the counterparty risk executed by Eni through specific actions of recovery and specialized external services.

Utilizations amounting to €82 million related to the Gas & Power segment for €76 million and related to the recognition of losses on doubtful accounts in the retail business.

In the first half of 2017, Eni had in place transactions to sale to factoring institutions certain trade receivables without recourse for €1,482 million, due beyond June 30, 2017 (€1,769 million at December 31, 2016, due in 2017). Sold receivables mainly related to the Gas & Power segment (€1,139 million) and the Refining & Marketing and Chemical segment (€343 million).

Trade receivables of the Exploration & Production segment outstanding at June 30, 2017 amounted to €1,298 million (€1,764 million at December 31, 2016). This amount includes: (i) receivables of €310 million (€611 million at December 31, 2016) in connection with supplies of equity hydrocarbons to State-owned oil companies in Egypt. The overdue amount of €420 million outstanding as of December 31, 2016 has been collected during the first half of 2017 through the implementation of commercial and industrial agreements with the counterparties. Those agreements included the collection of advance payments from State partners that will be offset against future deliveries of gas from the Zohr project under development (€40 million at June 30, 2017), further reducing Eni financial exposure towards the Country; (ii) receivables due by State-owned companies in Iran as part of a settlement agreement signed in 2015 regarding the recovery of past costs associated to certain petroleum projects already completed for €155 million. This amount was curtailed compared to December 31, 2016 (€264 million) through a repayment plan based on the sale of volumes of the Iranian counterpart equity crude and the attribution to Eni of a percentage of the sale proceeds.

Financing receivables associated with operating purposes of €138 million (€158 million at December 31, 2016) included loans granted to joint ventures and associates to fund the execution of Eni’s capital projects for €34 million (€28 million at December 31, 2016).

Eni Interim Report	71
Notes to the Financial Statements

Financing receivables not associated with operating activities amounted to €364 million (€385 million at December 31, 2016) and related to: (i) restricted bank deposits in escrow for €96 million of Eni Trading & Shipping SpA (€137 million at December 31, 2016) relating to derivatives; (ii) deposits of Eni Insurance DAC for €225 million (same amount as of December 31, 2016).

Receivables from divestments amounted to €321 million (€171 million at December 31, 2016) and related to: (i) the current portion of the receivable arising from the divestment finalized in 2008 of a 1.71% interest in the Kashagan project to the local partner KazMunayGas for €157 million (€166 million at December 31, 2016). The recovery of the receivable is expected by December 2017; (ii) the current portion of the receivable of €162 million arising from the divestment of a 10% interest in the Zohr project in Egypt finalized in February 2017. The recovery of the receivable is expected partially by the end of 2017 and partially by June 2018. The description of these transactions is provided in note 16 - Other non-current assets.

Other receivables of €5,269 million (€5,693 million at December 31, 2016) included €3,842 million (€4,111 million at December 31, 2016) of receivables owed by Eni’s partners in unincorporated joint ventures that are currently executing exploration and production projects. The largest outstanding amount related to partners in Nigeria (€1,663 million) and among these the Nigerian national oil company NNPC in respect of: (i) receivables of €318 million (€382 million at December 31, 2016) related to contractual recovery of costs incurred for two oil projects (one of which is operated) under arbitration procedures. After the issuance of favorable arbitration rulings, the Company is negotiating a settlement agreement with the aim of being reimbursed of a part of the amount awarded by the arbitration procedures. The amount being negotiated will be reimbursed through the assignment to Eni of crude oil quantities owned by the state company over a period of three years; (ii) receivables of €638 million (€716 million at December 31, 2016) were overdue at the balance sheet date in relation to the cash calls owed by NNPC at certain projects operated by Eni. Eni and NNPC defined an agreement providing for a reimbursement in U.S. dollars and the attribution to Eni of a portion of the proceeds from the sale of the hydrocarbon productions which will be obtained from development activities with a low risk profile (rigless) in order to fully repay the overdue amounts within a period of five years; the residual amount has been reduced by €78 million from the outstanding amount as of December 31, 2016 through the settlement of the receivables due in 2016 of €30 million and exchange rate differences of €48 million.

Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value approximated the carrying amount.

Receivables with related parties are described in note 37 – Transactions with related parties.

8	Inventories

	June 30, 2017				December 31, 2016
(€ million)	Crude oil, gas and petroleum products	Chemical products	Other	Total	Crude oil, gas and petroleum products	Chemical products	Other	Total
Raw and auxiliary materials and consumables	693	157	1,839	2,689	550	135	1,903	2,588
Products being processed and semifinished products	88	7	1	96	99	9	1	109
Work in progress			20	20			2	2
Finished products and goods	1,466	478	56	2,000	1,394	389	86	1,869
Certificates and emission rights			53	53			69	69
	2,247	642	1,969	4,858	2,043	533	2,061	4,637

Other inventories of raw and auxiliary materials and consumables of €1,839 million (€1,903 million at December 31, 2016) related to the Exploration & Production segment for €1,625 million (€1,699 million at December 31, 2016) and primarily comprised materials relating to perforation activities and the maintenance of infrastructures and facilities.

Certificates and emission rights of €53 million (€69 million at December 31, 2016) are measured at the fair value determined based on market quotations. The fair value hierarchy is level 1.

72	Eni Interim Report
Notes to the Financial Statements

Changes in inventories and in the loss provision were as follows:

	June 30, 2017			December 31, 2016
(€ million)	Gross carrying amount	Loss provision	Net carrying amount	Gross carrying amount	Loss provision	Net carrying amount
Carrying amount at the beginning of the period	4,892	(255)	4,637	4,887	(308)	4,579
Changes	508		508	(29)		(29)
New or increased provisions		(127)	(127)		(125)	(125)
Deductions		12	12		163	163
Currency translation differences	(170)	13	(157)	61	(5)	56
Other changes	(28)	13	(15)	(27)	20	(7)
Carrying amount at the end of the period	5,202	(344)	4,858	4,892	(255)	4,637

Changes of the period amounting to €508 million related to the Chemical business line for €193 million and to the Refining & Marketing business line for €94 million. Increases in loss provision of €127 million related to the Refining & Marketing business line for €69 million.

9	Other current assets

(€ million)	June 30, 2017	December 31, 2016
Fair value of derivative financial instruments	1,059	2,248
Other current assets	373	343
	1,432	2,591

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Other assets amounting to €373 million (€343 million at December 31, 2016) included: (i) a trade receivable of €290 million for gas supplies towards the State-owned Venezuelan company that the subsidiary Eni Venezuela BV acquired from the joint venture Cardón IV; (ii) gas volumes prepayments of €63 million that were made in previous reporting period due to the take-or-pay obligations in the Company’s long-term supply contracts, as the Company is forecasting to make-up the underlying gas volumes in the next 12 months (€90 million at December 31, 2016). The non-current portion is indicated in note 16 – Other non-current assets.

Transactions with related parties are described in note 37 – Transactions with related parties.

Eni Interim Report	73
Notes to the Financial Statements

Non-current assets

10	Property, plant and equipment

(€ million)	Property, plant and equipment
Gross book amount at December 31, 2016	197,272
Provisions for depreciation and impairments at December 31, 2016	126,479
Net book amount at December 31, 2016	70,793
Additions	4,796
Depreciation	(3,631)
Net reversals (impairment losses)	(61)
Write-off	(183)
Currency translation differences	(4,504)
Other changes	375
Net book amount at June 30, 2017	67,585
Gross book amount at June 30, 2017	190,805
Provisions for depreciation and impairments at June 30, 2017	123,220

A breakdown of capital expenditures made in the first half of 2017 by segment is provided below:

(€ million)	First half 2017	First half 2016
Capital expenditure
Exploration & Production	4,524	4,502
Gas & Power	25	26
Refining & Marketing and Chemical	243	208
Corporate and other activities	12	17
Elimination of intragroup profits	(8)	94
	4,796	4,847

Foreign currency translation differences of €4,504 million primarily related to translations of entities accounts denominated in U.S. dollar (€4,190 million).

Other changes of €375 million included: (i) the initial recognition and change in estimates of the provisions for site restoration and abandonment of the Exploration & Production segment (€596 million) due to a decrease in the discount rate curve, especially for the U.S. dollar, new obligations recorded in the period and, as increase, the revision of cost estimates; (ii) sales of a book amount of €216 million essentially related to 10% stake of the Zohr development project in Egypt.

Property, plant and equipment include costs related to exploration activities and appraisal and tangible assets in progress and advances of the Exploration & Production segment:

(€ million)	Exploratory wells in progress	Exploratory wells completed and being evaluated	Exploratory successful wells in progress	Exploration activity and appraisal	Unproved mineral interest	Wells and installments in progress	Abandonment cost	Other tangible assets in progress	Total
Book amount at December 31, 2016	221	1,684	913	2,818	2,450	11,690	82	14,222	17,040
Additions	196			196		4,361		4,361	4,557
Net reversals (impairment losses)						(1)		(1)	(1)
Write-off	(4)	(168)		(172)		(1)	(5)	(6)	(178)
Reclassifications	(262)	265	(248)	(245)		(5,088)	(11)	(5,099)	(5,344)
Other changes and currency differences	(9)	(126)	(80)	(215)	(186)	(957)	(10)	(1,153)	(1,368)
Book amount at June 30, 2017	142	1,655	585	2,382	2,264	10,004	56	12,324	14,706

74	Eni Interim Report
Notes to the Financial Statements

Reclassifications of €5,344 million related to: (i) development wells and plants for €5,088 million; (ii) exploratory successful wells for €248 million following the production start-up of the relevant projects  during the first half of 2017 in Indonesia, Angola and Ghana.

Changes in exploration and appraisal activities comprised: (i) reclassifications of €262 million of exploratory wells in progress to completed exploration wells which are suspended pending final determination; (ii) write-offs of €172 million related to unsuccessful exploration wells that did not encountered enough commercial quantities of hydrocarbons to be completed as development wells, mainly in projects located in Egypt and Norway.

Unproved mineral interests are presented below:

(€ million)	Congo	Nigeria	Turkmenistan	USA	Egypt	Total
Book amount at December 31, 2016	1,254	938	138	113	7	2,450
Other changes and currency differences	(95)	(71)	(10)	(9)	(1)	(186)
Book amount at June 30, 2017	1,159	867	128	104	6	2,264

Contractual commitments related to the purchase of property, plant and equipment are included in note 29 - Guarantees, commitments and risks – Liquidity risk.

11	Intangible assets

(€ million)	Intangible assets with finite useful lives	Intangible assets with indefinite useful lives: Goodwill	Total
Gross book amount at December 31, 2016	8,949
Provisions for amortization and impairments at December 31, 2016	7,000
Net book amount at December 31, 2016	1,949	1,320	3,269
Additions	127		127
Amortization	(147)		(147)
Write-off	(10)		(10)
Currency translation differences	(74)	(15)	(89)
Other changes	(14)	(93)	(107)
Net book amount at June 30, 2017	1,831	1,212	3,043
Gross book amount at June 30, 2017	7,347
Provisions for amortization and impairments at June 30, 2017	5,516

Capital expenditures of €127 million (€32 million in the first half of 2016) included a signature bonus of €87 million (€2 million in the first half 2016) relating to the acquisition of new exploration acreage in Cyprus, Myanmar and Ivory Coast.

Amortizations of €147 million (€123 million in the first half of 2016) included amortizations of signature bonuses and other license acquisition costs for €36 million (€12 million in the first half of 2016).

Other changes of goodwill of €93 million allocated to the CGU European market was due to the reclassification to assets held for sales of Eni Gas & Power NV.

As of June 30, 2017, intangible assets with finite useful life included proved mineral interests as follows:

(€ million)	June 30, 2017	December 31, 2016
Proved mineral interests	435	497
Unproved mineral interests	617	579
Other mineral interests	8	16
	1,060	1,092

Eni Interim Report	75
Notes to the Financial Statements

As of June 30, 2017, the carrying amount of goodwill amounted to €1,212 million (€1,320 million at December 31, 2016) net of cumulative impairment charges amounting to €2,502 million (€2,524 million at December 31, 2016).

A break-down of stated goodwill by segment is provided below:

(€ million)	June 30, 2017	December 31, 2016
Gas & Power	932	1,025
Exploration & Production	187	202
Refining & Marketing	93	93
	1,212	1,320

In the Gas & Power segment, the goodwill has been allocated to the following CGUs:

(€ million)	June 30, 2017	December 31, 2016
Domestic gas market	835	835
Foreign gas market	97	190
- of which European market	95	188
	932	1,025

Management did not identify any impairment indicator in the first half of 2017.

12	Impairment of tangible and intangible assets

(€ million)	First half 2017	First half 2016
Impairments
Tangible assets	83	185
	83	185
less:
- revaluation of tangible assets	(22)	(37)
	61	148

In preparing this interim report for the first half of 2017, management reviewed all the impairment indicators associated with the trading environment and did not recognize any major changes from the pricing assumptions incorporated in the evaluations of the annual report 2016. Despite a certain volatility observed in the crude oil price environment in the course of the first half 2017, management reaffirmed its internal view pointing to a progressive rebalancing of global crude oil supply and demand on the back of large cuts made by international oil companies to their capital budgets in reaction to cash flow shortfalls in a low price environment. Based on those assumptions, management retained its crude oil price long-term projection of $70 a barrel for the Brent benchmark ($72 at 2021 factoring and the long-term inflationary rate at 2%). This projection pares the one adopted in the impairment review of the recoverability of carrying amounts of oil&gas assets, which was performed in the Annual Report 2016. Long-term forecasts of crude oil prices made by the main financial analysts currently fall within a range of $60-80 a barrel. Management has retained its projections of refining margins within a range of $4-5 a barrel, which factors the structural imbalances of the European refining sector due to overcapacity and competitive pressures. This refining projection is consistent with the Company’s business plans in its refining business. The outlook for gas prices at the main European hubs and in the US is also unchanged due to stable fundamentals. Finally, management has made a downward revision to the margin environment in the power generation and wholesale business due to escalating competition from renewables.

The updated estimate of the weighted-average cost of capital to the Group (WACC) did not show any change from the value used in the annual report 2016. Management estimates the impairment test rates applicable to expected future cash flow deriving from of the continuing use of the Group CGUs by adjusting the Group WACC to factor in a higher or lower-than average spread for the country risk. Considering the substantial lack of any impairment indicators in the commodity margin and pricing environment, the progress in achieving production start-ups at the Group core capital projects to market hydrocarbons reserves which are on time or ahead of schedule, as well as management upholding of the target growth rate of hydrocarbon production for the full year 2017, Eni did not perform the impairment test of its tangible and intangible assets, with the sole exception of the following.

76	Eni Interim Report
Notes to the Financial Statements

The power plants CGU have been stress-tested under a weaker margin scenario compared to 2016. This stress test did not report any evidence of impairment loss.

However, impairment losses of €58 million were recognized in the Refining & Marketing business line and related to investments of the period for compliance and stay-in-business related to some CGUs (primarily refineries) fully impaired in prior years and for which profitability expectations have remained unchanged from the previous-year impairment review.

The CGU represented by the Val d’Agri Oil Center has been shut down for almost a quarter due to an oil spill from a tank as disclosed in the legal proceeding section of these notes. However, the headroom of this CGU is large enough to absorb any cash flow shortfall due to this temporary shutdown. The OPL 245 project, with a book value amounting to €1.2 billion as of June 30, 2017 which includes unproved mineral interest due the acquisition cost and the capitalized exploration and pre-development expenditures, has been the target of judicial proceeding in Italy and in Nigeria in connection with the award to Eni of the licence as disclosed in the legal proceeding section of these notes. Currently, management believes that it is not reasonably possible the occurrence of any freeze of the development activity at the property of such extension as to impair the asset book value. Finally, the Sannazzaro refinery has been tested to verify the recoverability of the book value considering the shutdown of certain production lines, without any loss.

As of June 30, 2017, the carrying amount of the Group net assets of €48.9 billion exceeded by 3% the Group market capitalization at the same date (€47.4 billion). Considering that management has retained its long-term Brent price assumption of $70 per barrel and absent any underlying impairment indicators, management did not observe any change in the values-in-use of the Company’s largest oil&gas CGUs with respect to the values estimated at the 2016 balance sheet date. The oil&gas CGUs as a whole exhibited a sizable headroom over their respective book values. Overall, management believes that the excess of Eni’s book value over its market capitalization is a temporary one and is reflective of ongoing uncertainties among market participants about the timing of the expected rebalancing in the fundamentals of the global oil market.

The criteria adopted by Eni in identifying the Group Cash Generating Unit (CGU) and in reviewing the recoverability of carrying amounts remained unchanged in respect of the Annual Report 2016 (see note 19 - Impairment of tangible and intangible assets of the Annual Report 2016 ).

13	Investments

(€ million)	Equity accounted investments	Other investments	Total
Net book amount at December 31, 2016	4,040	276	4,316
Acquisitions and capital increases	50		50
Divestments and reimbursements	(53)	(8)	(61)
Share of profit (loss) of equity-accounted investments	80		80
Deduction for dividends	(46)		(46)
Currency translation differences	(174)	(14)	(188)
Other changes	47	(20)	27
Net book amount at June 30, 2017	3,944	234	4,178

Acquisitions and capital increases directed to equity-accounted entities of €50 million primarily related to subscription of the share capital increase of Lotte Versalis Elastomers Co Ltd for €45 million.

Divestments and reimbursements of €61 million primarily related to capital reimbursements of €28 million relating to United Gas Derivatives Co and €25 million relating to Angola LNG Ltd.

The accounting under the equity method of Saipem SpA resulted in a loss of €34 million due to the recognition by the investee of restructuring costs and impairment charges of tangible assets mainly in the offshore drilling business highly exposed to the oil scenario. As of June 30, 2017, the net book value of the Eni’s investment in Saipem of €1,482 million, aligned with the corresponding portion of the net assets of the investee, exceeded by about 32% the fair value represented by the share of market capitalization of Saipem. This impairment indicator is reflective of investor uncertainty about the rebalancing of the fundamentals in the oil sector and the timing of recovery in capital expenditure plans by the clients of the Engineering & Construction sector. The outcome of the impairment test confirmed the recoverability of the carrying amount.

Eni Interim Report	77
Notes to the Financial Statements

Deductions for dividend distribution of €46 million primarily related to Unimar Llc (€21 million) and Gas Distribution Company of Thessaloniki – Thessaly SA (€12 million).

Currency translation differences of €188 million were essentially related to translation of entities accounts denominated in US dollar (€141 million).

Investments in subsidiaries, joint arrangements and associates as of June 30, 2017 are presented in the annex "List of companies owned by Eni SpA as of June 30, 2017".

14	Other financial assets

(€ million)	June 30, 2017	December 31, 2016
Receivables held for operating purposes	1,719	1,785
Securities held for operating purposes	74	75
	1,793	1,860

Financing receivables for operating purposes are stated net of the valuation allowance for doubtful accounts of €466 million (€480 million at December 31, 2016).

(€ million)	Reserve of allowance for doubtful accounts
Amount at December 31, 2016	480
Additions	15
Currency translation differences	(27)
Other changes	(2)
Amount at June 30, 2017	466

Financing receivables for operating purposes of €1,719 million (€1,785 million at December 31, 2016) primarily pertained to loans granted by the Exploration & Production segment (€1,412 million), the Gas & Power segment (€127 million) and the Refining & Marketing and Chemical segment (€109 million).

Financing receivables granted to joint ventures and associates amounted to €1,318 million (€1,350 million at December 31, 2016). The greatest exposure amounting to €1,011 million (€1,054 million at December 31, 2016) is towards the joint venture Cardón IV SA (Eni’s interest 50%) in Venezuela, which is currently operating and developing the Perla offshore gas field. The loan will be repaid through the cash flows generated by the gas produced by the field and supplied to the Venezuelan State-owned company, PDVSA, on the base of a gas sale agreement expiring in 2036. The recoverability of the loan was assessed in the preparation of the Annual Report 2016 based on the present value of the projected future cash flows, as part of the project impairment review, discounted by using the Eni’s WACC for Venezuela, which takes into account the business risk and the risks associated with the operational environment in the Country and on the base of the ongoing securitization agreements. During the first half 2017, no evidence of loss of value was observed in comparison to the year 2016, also considering the payments made by PDVSA to the joint venture of a portion of the gas supplies for the 2017.

The valuation at fair value of receivables for financing operating activities of €1,727 million has been determined based on the present value of expected future cash flows discounted at rates ranging from -0.1% to 2.5% (-0.2% and 2.6% at December 31, 2016).

The fair value of securities was derived from quoted market prices.

Receivables with related parties are described in note 37 - Transactions with related parties.

78	Eni Interim Report
Notes to the Financial Statements

15	Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for €3,896 million (€4,286 million at December 31, 2016).

(€ million)	Deferred tax assets	Provisions for impairments	Total
Amount at December 31, 2016	9,412	(5,622)	3,790
Net increases	312	(53)	259
Currency translation differences	(532)	130	(402)
Other changes	426	11	437
Amount at June 30, 2017	9,618	(5,534)	4,084

Deferred tax assets related to the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes for €2,068 million (€1,690 million at December 31, 2016) were recorded on the operating losses of the reporting period and the recognition of deferred deductible costs within the limits of the amounts expected to be recovered in future years based on the expected future profit before income taxes.

Deferred tax liabilities are described in note 23 – Deferred tax liabilities.

Income taxes are described in note 34 - Income tax expense.

16	Other non-current assets

(€ million)	June 30, 2017	December 31, 2016
Tax receivables	532	502
Receivables related to divestments	326	222
Other receivables	58	52
Fair value of derivative financial instruments	80	108
Other asset	533	464
	1,529	1,348

Receivables from divestments amounted to €326 million (€222 million at December 31, 2016) and included the long-term portion of €157 million (€166 million at December 31, 2016) of a receivable related to the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunayGas in 2008 based on the agreements defined between the international partners of the North Caspian Sea PSA and the Kazakh government, which enacted a new contractual framework and a new setup for managing project operations. The repayment of the first of the three instalments of the receivable took place in the fourth quarter of 2016 with the achievement of the agreed target production level; (ii) the long-term portion amounting to €117 million of the receivable for the sale of a 10% stake in the Zohr development project in Egypt finalized in February 2017. The current portion of the receivables is reported in note 7 - Trade and other receivables.

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Other non-current assets amounted to €533 million (€464 million at December 31, 2016), of which €146 million (€113 million at December 31, 2016) were deferred costs of take-or-pay gas volumes in connection with the Company’s long-term supply contracts. The amount was recognized due to the obligation to pay the contractual price of the volumes of gas, which the Company failed to collect up to the minimum contractual take in previous reporting periods in order to fulfill the take-or-pay clause provided by the relevant long-term supply contracts. The Company is entitled to off-take the prepaid volumes in future years alongside contract execution, up to contract expiration or in a shorter term as the case may be. In spite of weak market conditions in the European gas sector due to sluggish demand growth and strong competitive pressures fuelled by oversupplies, management plans to recover volumes underlying the deferred cost within the plan horizon.

Receivables towards related parties are described in note 37 - Transactions with related parties.

Eni Interim Report	79
Notes to the Financial Statements

Current liabilities

17	Short-term debt

(€ million)	June 30, 2017	December 31, 2016
Commercial papers	2,042	2,738
Banks	294	155
Other financial institutions	515	503
	2,851	3,396

The decrease in short-term debt of €545 million primarily related to net reimbursements for €164 million and currency translation differences for €310 million.

Commercial papers of €2,042 million (€2,738 million at December 31, 2016) were issued by the Group’s financial subsidiaries Eni Finance USA Inc for €1,442 million (€1,750 million at December 31, 2016) and Eni Finance International SA for €600 million (€988 million at December 31, 2016).

As of June 30, 2017, Eni had undrawn committed and uncommitted borrowing facilities amounting to €41 million and €11,514 million, respectively (€41 million and €12,267 million at December 31, 2016). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.

As of June 30, 2017, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities.

Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.

Payables due to related parties are described in note 37 - Transactions with related parties.

18	Trade and other payables

(€ million)	June 30, 2017	December 31, 2016
Trade payables	9,381	11,038
Advances	459	526
Other payables
- related to capital expenditures	2,523	2,158
- others	2,593	2,981
	5,116	5,139
	14,956	16,703

The decrease in trade payables for €1,657 million primarily related to the Gas & Power segment (€1,061 million) and to the Exploration & Production segment (€477 million).

Because of the short-term maturity and conditions of remuneration of trade and other payables, the fair value approximated the carrying amount.

Payables due to related parties are described in note 37 - Transactions with related parties.

80	Eni Interim Report
Notes to the Financial Statements

19	Income tax payable

(€ million)	June 30, 2017	December 31, 2016
Italian subsidiaries	98	97
Non-italian subsidiaries	328	329
	426	426

Income tax expenses are described in note 34 – Income taxes.

20	Other current liabilities

(€ million)	June 30, 2017	December 31, 2016
Fair value of other derivatives financial instruments	1,036	2,108
Other liabilities	511	491
	1,547	2,599

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Other current liabilities of €511 million included advances for €72 million (€73 million at December 31, 2016) recovered from gas customers who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract.

Transactions with related parties are described in note 37 – Transactions with related parties.

Eni Interim Report	81
Notes to the Financial Statements

Non-current liabilities

21	Long-term debt and current portion of long-term debt

	June 30, 2017			December 31, 2016
(€ million)	Long-term portion	Short-term portion	Total	Long-term portion	Short-term portion	Total
Banks	3,883	266	4,149	4,014	272	4,286
Ordinary bonds	15,689	3,884	19,573	16,044	2,959	19,003
Convertible bonds	385		385	383		383
Other financial institutions	76	41	117	123	48	171
	20,033	4,191	24,224	20,564	3,279	23,843

Long-term debt and the short-term portion of long-term debt of €24,224 million (€23,843 million at December 31, 2016) increased by €381 million. Such increase comprises new issuances for €755 million net of the repayments made for €269 million and, as decrease, currency translation differences relating foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for €133 million.

As of June 30, 2017, Eni complied with all the covenants provided for by certain long-term borrowing facilities issued by third financing institutions. These covenants provide for by the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating.

Ordinary bonds of €19,573 million (€19,003 million at December 31, 2016) consisted of bonds issued within the Euro Medium Term Notes Program for a total of €17,156 million and other bonds for a total of €2,417 million.

82	Eni Interim Report
Notes to the Financial Statements

The following table provides a breakdown of bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2017:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	46	1,546	EUR		2019		4.125
Eni SpA	1,250	37	1,287	EUR		2017		4.750
Eni SpA	1,200	39	1,239	EUR		2025		3.750
Eni SpA	1,000	23	1,023	EUR		2023		3.250
Eni SpA	1,000	15	1,015	EUR		2020		4.250
Eni SpA	1,000	14	1,014	EUR		2018		3.500
Eni SpA	1,000	8	1,008	EUR		2029		3.625
Eni SpA	1,000	(1)	999	EUR		2026		1.500
Eni SpA	1,000	(1)	999	EUR		2020		4.000
Eni SpA	900	(4)	896	EUR		2024		0.625
Eni SpA	800	12	812	EUR		2021		2.625
Eni SpA	800	(9)	791	EUR		2028		1.625
Eni SpA	750		750	EUR		2024		1.750
Eni SpA	750	(1)	749	EUR		2019		3.750
Eni SpA	750	(2)	748	EUR		2027		1.500
Eni SpA	700	(2)	698	EUR		2022		0.750
Eni SpA	600	(3)	597	EUR		2028		1.125
Eni Finance International SA	513	10	523	GBP	2018	2021	4.750	6.125
Eni Finance International SA	295	2	297	EUR	2028	2043	3.875	5.441
Eni Finance International SA	164	1	165	YEN	2019	2037	1.955	2.810
	16,972	184	17,156
Other bonds
Eni SpA	1,109	38	1,147	EUR		2017		4.875
Eni SpA	395	3	398	USD		2020		4.150
Eni SpA	307		307	USD		2040		5.700
Eni SpA	215	1	216	EUR		2017		variable
Eni USA Inc	350	(1)	349	USD		2027		7.300
	2,376	41	2,417
	19,348	225	19,573

Ordinary bonds maturing within 18 months amounted to €3,840 million and were issued by Eni SpA for €3,664 million and by Eni Finance International SA for €176 million. In the course of the first half of 2017, Eni SpA issued new ordinary bonds for €748 million.

The following table provides a breakdown of convertible bonds issued by Eni SpA as of June 30, 2017:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency
Issuing entity
Eni SpA	400	(15)	385	EUR	2022	0.000
	400	(15)	385

The non-dilutive equity-linked bond issued provides for by a redemption value linked to the market price of Eni’s shares. The bondholders have "conversion" rights at certain times and/or in the presence of certain events, while the bonds will be cash-settled. Accordingly, to hedge its exposure, Eni purchased cash-settled call options relating to Eni shares that will be settled on a net cash basis. The convertible bond is measured at amortized cost. The conversion option, embedded in the financial instrument issued, and the call option on Eni’s shares acquired are valued at fair value with effects recognized through profit and loss.

As of June 30, 2017, Eni had undrawn long-term committed borrowing facilities of €6,065 million (€6,236 at December 31, 2016), of which €850 million due in 2017. Those facilities bore interest rates reflecting prevailing conditions on the marketplace. As of 30 June 2017, Eni did not utilize any of its currently committed long-term borrowing facilities considering the amount of the liquidity reserves retained by the Company.

Eni Interim Report	83
Notes to the Financial Statements

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €17 billion were drawn as of June 30, 2017.

The Group has credit ratings of BBB+ outlook stable and A-2, respectively for long and short-term debt, assigned by Standard & Poor’s and Baa1 outlook stable and P-2, respectively for long and short-term debt, assigned by Moody’s. Eni’s credit rating is linked to the Company’s industrial fundamentals and trends in the trading environment and, in addition, to the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni.

Fair value of long-term debt, including the current portion of long-term debt, amounted to €25,121 million (€25,358 million at December 31, 2016). A break-down is provided below:

(€ million)	June 30, 2017	December 31, 2016
Ordinary bonds	20,463	20,501
Convertible bonds	400	435
Banks	4,139	4,244
Other financial institutions	119	178
	25,121	25,358

The fair value of bonds was calculated by discounting the expected future cash flows at discount rates ranging from -0.1% to 2.5% (-0.2% and 2.6% at December 31, 2016).

As of June 30, 2017, Eni did not pledge restricted deposits as collateral against its borrowings.

Analysis of net borrowings

The analysis of net borrowings, as defined in the “Financial Review”, was as follows:

	June 30, 2017			December 31, 2016
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash and cash equivalents	4,939		4,939	5,674		5,674
B. Held-for-trading financial assets	6,082		6,082	6,166		6,166
C. Available-for-sale financial assets	223		223	238		238
D. Liquidity (A+B+C)	11,244		11,244	12,078		12,078
E. Financing receivables	364		364	385		385
F. Short-term debt towards banks	294		294	155		155
G. Long-term debt towards banks	266	3,883	4,149	272	4,014	4,286
H. Bonds	3,884	16,074	19,958	2,959	16,427	19,386
I. Short-term debt towards related parties	182		182	191		191
L. Other short-term liabilities	2,375		2,375	3,050		3,050
M. Other long-term liabilities	41	76	117	48	123	171
N. Total borrowings (F+G+H+I+L+M)	7,042	20,033	27,075	6,675	20,564	27,239
O. Net borrowings (N-D-E)	(4,566)	20,033	15,467	(5,788)	20,564	14,776

Financial assets held for trading of €6,082 million (€6,166 million at December 31, 2016) were maintained by Eni SpA for €5,962 million and by Eni Insurance DAC for €120 million. More information is reported in note 5 - Financial assets held for trading.

Available-for-sale securities of €223 million (€238 million at December 31, 2016) were held for non-operating purposes and related to Eni Insurance DAC.

Current financing receivables of €364 million (€385 million at December 31, 2016) were held for non-operating purposes.

84	Eni Interim Report
Notes to the Financial Statements

22	Provisions for contingencies

(€ million)	Provision for site restoration, abandonment and social projects	Environmental provision	Provision for legal and other proceedings	Provision for taxes	Loss adjustments and actuarial provisions for Eni's insurance companies	Provision for redundancy incentives	Provision for onerous contracts	Provision for losses on investments	Provision for OIL insurance cover	Provision for disposal and restructuring	Other (*)	Total
Carrying amount at December 31, 2016	8,419	2,691	954	732	207	176	165	153	88	58	253	13,896
New or increased provisions		51	197	77	68			2	1		52	448
Initial recognition and changes in estimates	610											610
Accretion discount	141	1				1	1					144
Reversal of utilized provisions	(99)	(97)	(10)	(72)	(50)	(5)	(51)			(7)	(52)	(443)
Reversal of unutilized provisions		(2)	(6)	(3)		(3)		(9)			(8)	(31)
Currency translation differences	(428)	(1)	(51)	(45)			(5)	(4)	(1)		(6)	(541)
Other changes	(8)	(9)	(5)	(4)	(5)	4		1			(13)	(39)
Carrying amount at June 30, 2017	8,635	2,634	1,079	685	220	173	110	143	88	51	226	14,044

(*) Each individual amount included herein was lower than €50 million.

Initial recognition and changes in estimates of provisions for site restoration and abandonment of €610 million related to a decrease in the rate curve, especially for the U.S. dollar, to new obligations recorded in the period, and as increase, the revision of cost estimates.

23	Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets that can be offset for €3,896 million (€4,286 million at December 31, 2016).

(€ million)	Deferred tax liabilities
Amount at December 31, 2016	6,667
Net decreases	(90)
Currency translation differences	(693)
Other changes	344
Amount at June 30, 2017	6,228

Deferred tax assets and liabilities consisted of the following:

(€ million)	June 30, 2017	December 31, 2016
Deferred tax liabilities	10,124	10,953
Deferred tax assets available for offset	(3,896)	(4,286)
	6,228	6,667
Deferred tax assets not available for offset	(4,084)	(3,790)
Net deferred tax liabilities	2,144	2,877

24	Other non-current liabilities

(€ million)	June 30, 2017	December 31, 2016
Fair value of derivatives financial instruments	119	161
Current income tax liabilities	26	35
Other payables towards tax authorities	5	9
Other payables	46	51
Other liabilities	1,401	1,512
	1,597	1,768

Eni Interim Report	85
Notes to the Financial Statements

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Liabilities with related parties are described in note 37 - Transactions with related parties.

25	Derivative financial instruments

	June 30, 2017			December 31, 2016
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	289	84	2	188	268	2
- Interest currency swap	36	58	2	38	83	2
- Outright	5	8	2	17	15	2
	330	150		243	366
Derivatives on interest rate
- Interest rate swap	9	11	2	10	12	2
	9	11		10	12
Derivatives on commodities
- Future	770	708	1	624	611	2
- Over the counter	111	102	2	133	120	1
- Options					1	2
- Other	1		2	4	5	2
	882	810		761	737
	1,221	971		1,014	1,115
Trading derivatives
Derivatives on commodities
- Over the counter	621	736	2	1,495	1,490	2
- Future	221	273	1	561	574	1
- Other	92	105	2	211	157	2
	934	1,114		2,267	2,221
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	31	118	2	309	150	2
- Future	1		1	1	18	1
	32	118		310	168
Option embedded in convertible bonds	17	17	2	46	46	2
Gross amount	2,204	2,220		3,637	3,550
Offsetting	(1,065)	(1,065)		(1,281)	(1,281)
Net amount	1,139	1,155		2,356	2,269
Of which:
- current	1,059	1,036		2,248	2,108
- non-current	80	119		108	161

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

Fair values of non-hedging derivatives consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not relate to specific trade or financing transactions.

Fair values of trading derivatives consisted of derivatives entered for trading purposes and proprietary trading.

Fair value of cash flow hedge derivatives related to the hedges entered by the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated with highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. The effects of the measurement at fair value of cash flow hedge derivatives are given in note 27 – Shareholders’ equity and in note 31 – Operating expenses. Information on hedged risks and hedging policies is disclosed in note 29 – Guarantees, commitments and risks - Risk factors.

86	Eni Interim Report
Notes to the Financial Statements

Options embedded in convertible bonds related to the equity-linked cash-settled bond. More information is disclosed in note 21 – Long-term debt and current portion of long-term debt.

In the course of the first half of 2017, there were no transfers between the different hierarchy levels of fair value.

26	Assets held for sale and liabilities directly associated with assets held for sale

Assets held for sale and liabilities directly associated with assets held for sale of €355 million and €190 million, respectively, related essentially to Eni Gas & Power NV and its subsidiary Eni Wind Belgium NV, companies operating in the gas & power retail activities in Belgium, following the sign of a binding agreement for the sale to Eneco Group, the finalization of which was completed in July 2017. The carrying amount of assets held for sale and liabilities directly associated with assets held for sale amounted to €263 million (of which current assets for €149 million) and €119 million (of which current liabilities for €104 million), respectively. In addition, assets held for sale include Coral South FLNG DMCC, a company temporarily controlled by Eni and intended to collect funds through project finance to be destined to Coral FLNG SA for financing the construction of the production unit of the LNG project. Eni in the near future is going to sell part of its shares in Coral South FLNG DMCC to the other Concessionaires in Area 4 in Mozambique. Upon the completion of the sale, Eni will lose the control of the vehicle that will be classified, as the company Coral FLNG SA, as an associated entity.

27	Shareholders’ equity

Non-controlling interest

	Net profit		Shareholders’ equity
(€ million)	First half 2017	First half 2016	June 30, 2017	December 31, 2016
Enipower Mantova SpA	2	3	21	21
Serfactoring SpA	(2)		13	15
Others	2	2	14	13
	2	5	48	49

Eni shareholders’ equity

(€ million)	June 30, 2017	December 31, 2016
Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	581	581
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(60)	189
Reserve related to the fair value of available-for-sale securities net of the tax effect	6	4
Reserve related to the defined benefit plans net of tax effect	(112)	(112)
Other reserves	262	211
Cumulative currency translation differences	6,807	10,319
Treasury shares	(581)	(581)
Retained earnings	36,031	40,367
Interim dividend		(1,441)
Net profit (loss)	983	(1,464)
	48,881	53,037

Eni Interim Report	87
Notes to the Financial Statements

Share capital

As of June 30, 2017, the parent company’s issued share capital consisted of €4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2016).

On April 13, 2017, Eni’s Shareholders’ Meeting declared to distribute a dividend of €0.40 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2016 dividend of €0.80 per share, of which €0.40 per share paid as interim dividend. The balance was paid on 26 April 2017, to shareholders on the register on 24 April 2017, record date on 25 April 2017.

Legal reserve

This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve related to the fair value of cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans

The reserves related to the valuation at fair value of cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans, net of the related tax effect, consisted of the following:

	Cash flow hedge derivatives			Available-for-sale financial instruments			Defined benefit plans			Total
(€ million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve
Reserve as of December 31, 2016	246	(57)	189	5	(1)	4	(99)	(13)	(112)	152	(71)	81
Changes of the period	(354)	83	(271)							(354)	83	(271)
Foreign currency translation differences							(4)	4		(4)	4
Amount recognized in the profit and loss account	29	(7)	22	2		2				31	(7)	24
Reserve as of June 30, 2017	(79)	19	(60)	7	(1)	6	(103)	(9)	(112)	(175)	9	(166)

Reserve for available-for-sale financial instruments net of tax effect of €6 million (€4 million at December 31, 2016) related to the fair value evaluation of securities.

Other reserves

Other reserves of €262 million (€211 million at December 31, 2016) increased of €51 million in relation to the Group's share of "Other comprehensive income" of equity investments accounted for using the equity method.

28	Other information

Supplemental cash flow information

(€ million)	First half 2016
Effect of disposal of consolidated subsidiaries and businesses
Current assets	6,500
Non-current assets	8,550
Net borrowings	(5,392)
Current and non-current liabilities	(6,310)
Net effect of disposals	3,348
Fair value of share capital held after the sale of control	(1,006)
Gain on disposal	5
Non-controlling interest	(1,872)
Selling price	475
less:
Cash and cash equivalents	(890)
Cash flow on disposals	(415)

88	Eni Interim Report
Notes to the Financial Statements

Cash flow on disposals of the first half of 2016 essentially related to the sale of 12.503% of Saipem to CDP Equity SpA for a consideration of €463 million.

In the comparative period of the cash flow statement (first half of 2016), cash and cash equivalents of Saipem, disposed of following the deconsolidation (€889 million), have been deducted from the cash flow from disposals of consolidated companies consistently with the representation adopted in the financial Report 2016.

29	Guarantees, commitments and risks

Guarantees

As of June 30, 2017, the amount of the guarantees and commitments remained substantially unchanged compared with the Annual Report 2016 excepting the following commitments.

On June 1, 2017, the first development phase of the gas reserves at the Coral discovery, part of the Area 4 concession offshore Mozambique, entered execution with the signing respectively: i) of the Engineering Procurement Construction Installation and Commissioning contract of a floating LNG vessel (FLNG) with the Technip- JGC - Samsung Heavy Industries consortium at a value of $5,248 million (€4,601million); and ii) of the project financing agreements with a pool of international financing institutions amounting to $4,680 million (€4,103 million). The FLNG vessel is designed to treat approximately 3.37 million tons per year of LNG. A special purpose entity, Coral FLNG SA, will own and operate the unit. Eni will retain a 50% interest in this entity. The entity will operate under a service agreement with the Concessionaires of Area 4 for the liquefaction, storage and loading of the LNG. The LNG will be supplied to BP under a long-term LNG sale and purchase agreement with take-or-pay clause and a twenty-year term, providing an option for a ten-year extension. Eni has issued through a subsidiary a parent company guarantee, whereby it irrevocably and unconditionally guarantees to the TJS consortium – the beneficiaries - the due and proper performance of the obligations of Coral FLNG SA in connection with execution of the EPCIC contract, up to the maximum liability of $2,624 million (€2,301 million) equal to 50% of the value of the contract. The maximum liability will be automatically reduced by any amount paid to the beneficiaries in respect of the guaranteed obligations. During the construction and the commissioning of the FLNG vessel, the project financing agreement will be supported by a debt service undertaking, which Eni has taken over in proportion to its participating interest in the industrial initiative (50%). Subsequently, in the running phase of the vessel, once the performance tests have been validated by the lenders, that guarantee will be released and the financing facility will change into a non-recourse one, terminating the obligations of the Concessionaires of Area 4. In that phase, the lenders will be assisted only by a guarantee represented by the market value of the FLNG vessel and by the contracts under the legal right of Coral FLNG SA, without prejudice over the hydrocarbons reserves. The financing and any collateral costs will be reimbursed to the lenders through a “pay-when-paid” clause, whereby loan repayments will be made through the cash flows associated with the sale of the LNG to the long-term buyer, without any obligations on part of Eni and the other Concessionaires to guarantee the performance of Coral FLNG SA towards the lenders. Furthermore, the Concessionaires have committed to financing the share of capital expenditures to be borne by the Mozambique State-owned company ENH and to guaranteeing its share of obligations towards the lenders under the debt service undertaking up to a maximum liability of $640 million, equal to €561 million ($355.56 million, equal to €311.74 million, being Eni’s share). The aforementioned guarantees issued by Eni will be proportionally taken over by ExxonMobil at the closing of the divestiture of a 50% of the interest retained by Eni in the operator of Area 4, Eni East Africa, including 50% of Eni’s share in the special purposes entities. Such divestiture entitles ExxonMobil a 25% participating interest in the industrial initiatives. Finally, as provided by the Exploration and Production Concession Contract that regulates the petroleum activities in Area 4, Eni SpA in its capacity as the parent company of the operator Eni East Africa has provided concurrently with the approval of the initial development plan of the Area reserves, an irrevocable and unconditional parent company guarantee in respect of any possible claims or any contractual breaches in connection with the petroleum activities to be carried out in the contractual area, including those activities charged to special purpose entities like Coral FLNG SA, to benefit of the Government of Mozambique and third parties. The obligations of the guarantor towards the Government of Mozambique are unlimited, whereas they provide a maximum liability of $1,500 million (€1,315 million) in respect of third-parties claims.

Eni Interim Report	89
Notes to the Financial Statements

This guarantee will be effective until the completion of any decommissioning activity related to both the development plan of Coral as well as any development plan to be executed within Area 4 (particularly the Mamba project). This parent company guarantee issued by Eni covering 100% of the aforementioned obligations has been taken over by the other Concessionaires (Kogas, Galp and ENH) and the Chinese shareholder of Eni East Africa, in proportion to their respective direct or indirect participating interest in the EPCC of Area 4. In addition, ExxonMobil will take over this guarantee at the closing of the divestiture of a 50% of the interest retained by Eni in the operator of Area 4 Eni East Africa. Such divestiture entitles ExxonMobil a 25% participating interest in the industrial initiatives.

The start of development projects in Angola and Ghana operated by FPSO vessels acquired through operating leases resulted in a reclassification of the relevant non-cancellable leases in the paragraph “Expected payments by period under contractual obligations” of this section and, therefore, the commitments entered by the Exploration & Production segment for the construction of the FPSO vessels were set to zero (€4,344 million at December 31, 2016).

Risk factors

Financial risks

Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting of the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks ("Guidelines on financial risks management and control"). The "Guidelines" define for each financial risk the key components of the management and control process, such as the aim of the risk management, the valuation methodology, the structure of limits, the relation model and the hedging and mitigation instruments.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s structures of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni’s finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company. The commodity price risk associated with commercial exposures of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Midstream business line that manages the market risk component in a view of portfolio, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted.

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Notes to the Financial Statements

The commodity risk having strategic influence, in particular the risk associated to the production and sale of hydrocarbon reserves, is not subject of systematic management/coverage activity. Such activity is eventually carried out only under particular company or market conditions. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; and (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account of the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing present targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the requests for negotiating commodity derivatives and executes them on the marketplace.

According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni has decided to retain a cash reserve to face any extraordinary requirement. Such reserve is managed by Eni’s finance department with the aim of optimizing the efficiency and ensuring maximum protection of the capital and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.

In the course of first half 2017, the framework of Eni's management and control of the market risk remained unchanged. Further information is reported in this section of the Annual Report 2016.

The following tables show the amounts in terms of VaR, recorded in first half 2017 (compared with the year 2016) relating to interest rate and exchange rate risks in the first section and commodity risk. Regarding the management of strategic liquidity, the sensitivity to change of interest rates is expressed by the values of "Dollar Value per Basis Point" (DVBP).

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	First half 2017				2016
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate (a)	3.44	1.72	2.41	2.33	5.27	2.55	3.62	3.42
Exchange rate (a)	0.43	0.08	0.19	0.19	0.34	0.04	0.14	0.17

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

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Notes to the Financial Statements

(Value at risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

	First half 2017				2016
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Commercial exposures - Management Portfolio (a)	21.14	9.87	14.75	10.46	19.03	4.23	10.24	9.41
Trading (b)	1.57	0.44	0.97	0.83	2.58	0.27	0.87	1.35

(a) Refers to the Midstream business line (risk exposure from Refining & Marketing and Gas & Power), Eni Trading & Shipping commercial portfolio, branches outside Italy pertaining to the operating business lines and, starting from October 2016, the business line Retail Market Gas & Power. For the business lines pertaining to Gas & Power, following the approval of the Eni’s Board of Directors on December 12, 2013, VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, in the year the VaR pertaining to Midstream and Retail Market Gas & Power presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping  SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First half 2017				2016
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity	0.40	0.42	0.34	0.41	0.42	0.23	0.35	0.35

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due.

In the course of first half 2017, the framework of Eni's management and control of the credit risk remained unchanged. Further information is reported in this section of the Annual Report 2016.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern.

The Group risk management is mainly aimed to maintain a suitable amount of financial resources available to cope with exogenous shocks (drastic changes of the scenario, restrictions in access to capital markets) or to ensure a suitable level of operational flexibility in the group's development plans. For this purpose, Eni holds a significant amount of liquidity reserve consisting of short-term marketable financial instruments with high liquidity, favouring investments with very low risk profile.

At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €17 billion were drawn as of June 30, 2017.

The Group has credit ratings of BBB+ look stable and A-2, respectively for long and short-term debt, outlook stable, assigned by Standard & Poor’s and Baa1 outlook stable and P-2, respectively for long and short-term debt, assigned by Moody’s. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni.

In the course of the first half 2017, Eni issued bonds amounting to €0.75 billion related to the Euro Medium Term Notes Program.

As of June 30, 2017, Eni maintained short-term unused borrowing facilities of €11,555 million, of which €41 million committed. Long-term committed borrowing facilities amounted to €6,065 million, of which €850 million were due within 12 months. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

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Notes to the Financial Statements

Finance debt repayments including expected payments for interest charges and derivatives.

The tables below summarize the Group main contractual obligations for finance liability repayments, including expected payments for interest charges and derivatives.

	Maturity year
(€ million)	2017	2018	2019	2020	2021	2022 and thereafter	Total
Non-current financial liabilities	2,840	2,088	3,983	2,878	1,281	11,027	24,097
Current financial liabilities	2,851						2,851
Fair value of derivative instruments	1,116	18	3	17			1,154
	6,807	2,106	3,986	2,895	1,281	11,027	28,102
Interest on financial debt	392	560	494	395	287	1,648	3,776
Financial guarantees	329						329

Trade and other payables

The tables below summarize the Group trade and other payables by maturity.

	Maturity year
(€ million)	2017	2018 and thereafter	Total
Trade payables	9,381		9,381
Other payables and advances	5,575	46	5,621
	14,956	46	15,002

Expected payments by period under contractual obligations

In addition to the trade and financial liabilities represented in the balance sheet, the company is subject to non-cancellable contractual obligations or for which the cancellation requires the payment of a penalty. The fulfillment of these obligations will result in payments in future periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of the non-performance.

The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. Other contractual obligations relate to operating leases for FPSO units of the E&P segment, in particular the FPSOs operating in the Offshore projects at Cape Three Points in Ghana and at the 15/06 block in Angola, with a duration of between 14 and 16 years.

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Notes to the Financial Statements

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(€ million)	2017	2018	2019	2020	2021	2022 and thereafter	Total
Operating lease obligations (a)	698	722	519	413	303	2,271	4,926
Decommissioning liabilities (b)	218	513	396	379	183	14,006	15,695
Environmental liabilities (c)	174	311	276	221	203	1,452	2,637
Purchase obligations (d)	5,730	9,950	8,958	8,086	8,167	70,373	111,264
- Gas
. take-or-pay contracts	4,501	8,752	7,945	7,402	7,538	67,574	103,712
. ship-or-pay contracts	773	870	716	494	468	1,813	5,134
- Other take-or-pay or ship-or-pay obligations	54	99	96	91	76	217	633
- Other purchase obligations (d)	402	229	201	99	85	769	1,785
Other obligations	9	3	2	2	2	111	129
- Memorandum of intent relating Val d’Agri	9	3	2	2	2	111	129
	6,829	11,499	10,151	9,101	8,858	88,213	134,651

(a) Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases can include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.

(b) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.

(c) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.

(d) Mainly refers to arrangements to purchase capacity entitlements at certain regasification facilities in the USA (€1,065 million).

Capital investment and capital expenditure commitments

In the next four years, Eni expects capital investments and capital expenditures of €31.6 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. Capital expenditure is considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

The amounts shown in the table below include committed expenditures to execute certain environmental projects.

	Maturity year
(€ million)	2017	2018	2019	2020	2021 and thereafter	Total
Committed projects	6,733	6,679	4,218	2,441	3,685	23,756

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Notes to the Financial Statements

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
December 31, 2016
Financial assets
Trade and other receivables	18,489	896	17,593
Other current assets	3,872	1,281	2,591
Financial liabilities
Trade and other liabilities	17,599	896	16,703
Other current liabilities	3,880	1,281	2,599

June 30, 2017
Financial assets
Trade and other receivables	16,414	578	15,836
Other non-current assets	2,497	1,065	1,432
Financial liabilities
Trade and other liabilities	15,534	578	14,956
Other non-current liabilities	2,612	1,065	1,547

The offsetting of financial assets and liabilities related to: (i) for €1,065 million (€1,281 million at December 31, 2016) current assets and liabilities for financial derivatives pertaining to Eni Trading & Shipping SpA for €946 million (€1,145 million at December 31, 2016) and Eni Trading & Shipping Inc for €119 million (€136 million at December 31, 2016); (ii) for €512 million receivables and payables pertaining to the Exploration & Production segment towards state entities (€845 million at December 31, 2016) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €66 million (€51 million at December 31, 2016).

Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions and that, in some cases, it is not possible to have a reliable estimate of the liability, Eni believes that the foregoing will likely not have a material adverse effect on Eni’s Consolidated Financial Statements. In addition to the amounts represented in note 22 - Provisions for risks and charges, the following paragraphs summarize the most significant proceedings started in the first half of 2017 and the proceedings that had further developments compared to the Annual Report. For a description of the other proceedings in which Eni is involved and the provisions eventually accrued, see the relevant paragraph of the Annual Report 2016.

1. Environment, health and safety

1.1 Criminal proceedings in the matters of environment, health and safety

(i) Syndial SpA - Public Prosecutor of Gela. An investigation is pending before the Public Prosecutor of Gela regarding 17 former managers of the Eni Group. The proceeding regards alleged crimes of culpable manslaughter and grievous bodily harm related to the death of 12 former employees and alleged work-related diseases that those persons may have contracted at the plant of Clorosoda. Alleged crimes relate to the period from 1969, when the Clorosoda plant commenced operations until 1998 when the plant was shut down and clean-up activities were performed. The Public Prosecutor requested the performance of a medico-legal appraisal on over 100 people that were employed at the above-mentioned plant. This appraisal was performed by independent consultants designated by the Judge for preliminary investigation and did not find any evidence that the various diseases which underwent the medical appraisal could be directly linked to the exposure to emissions related to the production of chlorine and caustic soda.

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Notes to the Financial Statements

The consultants also found that production activities were in compliance with applicable laws and regulations on health and safety. On January 23, 2015, the Judge for preliminary investigation declared that the gathering of evidence before a trial was concluded. The Public Prosecutor issued a notice of the conclusion of preliminary investigations deciding not to ask for dismiss of charges only in relation to the one specific case, which regards one former employee which in the meantime had died, compared to the initial complaint that concerned several (over a hundred) cases of personal injury and manslaughter. Therefore, the proceeding has been downsized compared to the initial claim. The rest of the accusatory assumptions, however, seems to be groundless in the light of the results of assessment performed by independent consultants appointed by the Judge for the preliminary investigation. Following the outcome of the assessment, the Public Prosecutor of Gela issued a notice of conclusion of preliminary investigations in relation to 4 cases, contesting a crime of personal injuries and claimed the indictment of a worker died in the meantime. At the preliminary hearing of 28 June 2017, the GUP accepted the defensive arguments and issued a ruling of nonsuit because the fact does not exist.

(ii) Syndial SpA - Proceeding on the asbestos at the Ravenna site. A criminal proceeding is pending before the Tribunal of Ravenna about the crimes of culpable manslaughter, injuries and environmental disaster, which would have been allegedly committed by former Syndial employees at the site of Ravenna. The site was taken over by Syndial following a number of corporate mergers and acquisitions. The alleged crimes date back to 1991. In the proceeding there are 77 affected victims. The plaintiffs include relatives of the alleged victims, various local administrations, and other institutional bodies, including local trade unions. The advocacy of Syndial claimed the statute of limitation about the instance of environmental disaster for certain instances of diseases and deaths. The Judge for the Preliminary Hearing at Ravenna decided that all defendants would stand trial and ascertained the statute of limitation only with reference to certain instances of crime of culpable injury. Syndial has signed some settlements. On November 24, 2016, the Judge, lifted the reserve, acquitted all the accused for 76 of the 77 contested cases and sentenced 6 of the 15 defendants for a single case of asbestosis. The defendants, the prosecutor and the plaintiffs appealed the decision.

(iii) Proceeding Val d'Agri. The Italian Public Prosecutor’s Office of Potenza started a criminal investigation in order to ascertain existence of an illegal handling of wastes material produced at the Viggiano oil center, part of the Eni-operated Val d’Agri oil complex, and disposed at treatment plants in the national territory. After a two-year investigation, the Prosecutors decided for the domiciliary detention of 5 Eni employees and to put under seizure certain plants functional to the production activity of the Val d’Agri complex which, as a consequences, has been shut down (60 kboe/d net to Eni,). From the commencement of the investigation, Eni carried out several and in-depth technical and environmental surveys, with support of independent experts of international reach, who recognized full compliance of the plant and the industrial process with requirements of applicable laws, as well as with best available technologies and international best practices. The Company sought to obtain a repeal of the seizure before the jurisdictional authorities without an outcome. The Company studied certain corrective measures to upgrade plants which, although being not a structural solution, were intended to address the claims made by the public prosecutor about an alleged operation of blending which would have occurred during normal plant functioning. Those measures comprise building a gathering system of waters associated with the extraction of hydrocarbons at the gas lines. Those corrective measures were favourably reviewed by the public prosecutor, who granted Eni a temporary repeal of the seizure in order to allow the Company perform the works. The in-charge department of the Italian Ministry of Economic Development duly authorized the works and established a strict schedule to execute the plant upgrading as requested by the public prosecutor. Eni executed the plant upgrading according to this strict schedule. Once the public prosecutor verifies the correct execution of the plant upgrading, it is anticipated that it will definitively repeal the plant seizure. It is worth mentioning that, after the seizure, the Basilicata Region itself has decided to implement two specific measures: (i) the start of the AIA review; and (ii) the interruption of the well Costa Molina 2. Both measures, triggered by the statement of the Public Prosecutor, have been contested before an administrative tribunal of the Basilicata Region (no suspension requested). Contextually, referring to the interruption of the Costa Molina 2 well, also considering the motivations of the temporary measure to lift the seizure, the Company filed a request to revoke the measure, while the documents for AIA review are currently being prepared. The deadline is expected on August 14, 2016. The first hearing of the trial is scheduled on November 6, 2017.

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Notes to the Financial Statements

(iv) Proceeding Val d'Agri – Tank spill. On February 3, 2017, the Carabinieri of NOE department of Potenza ascertained a stream of water contaminated by unknown hydrocarbon traces flowing inside a cockpit located outside the Val d'Agri Oil Center (COVA). The activities carried out by Eni at the COVA aimed at reconstructing the origin of the contamination have identified the cause in a failure of a tank, while outside of the COVA, following the environmental monitoring implemented, emerged a risk – at the state not occurred - of the extension of the contamination in the downstream area of the plant. In the execution of these activities, Eni performed all the communications provided for by the Legislative Decree 152/06 and started certain emergency safe-keeping operations at the areas subject to contamination outside the COVA. In addition, a site characterization plan approved by the relevant Entities is in progress at the internal and external areas of the COVA. Following this event, a criminal investigation was initiated in order to ascertain the existence of illicit pollution and unauthorized discharge against the former and the current COVA officer. Investigations are ongoing. On April 18, 2017, Eni, on its own initiative, suspended the industrial activity at the COVA, anticipating the provisions of the Regional Council Resolution issued on April 19. On July 18, 2017, Eni restarted of the plant's operational activities at COVA. The resumption follows the approval from the Basilicata Region confirming the functionality of the plant and the presence of all necessary safety conditions. During the temporary closure, Eni performed all the requirements provided for by the relevant authorities, including the provision of a double bottom to the tank from which the spillage arose.

1.2 Civil and administrative proceedings in the matters of environment, health and safety

(i) Syndial SpA and Versalis SpA — Summon for alleged environmental damage caused by illegal waste disposal in the municipality of Melilli (Sicily). In May 2014, the Municipality of Melilli summoned Eni’s subsidiaries Syndial and Versalis for the environmental damage allegedly caused by carrying out illegal waste disposal activities and unauthorized landfill. In particular, the plaintiff claimed the responsibilities of Syndial and Versalis for the production of waste and because they commissioned the waste disposal. The plaintiff stated that this illegal handling of waste was part of certain criminal proceedings dating back to 2001-2003 which would have allegedly traced the hazardous waste materials back to the Priolo and Gela industrial sites that are managed by the above mentioned Eni’s subsidiaries (in particular, the waste with high mercury concentration and railway sleepers no longer in use). Such waste was allegedly handled and disposed illegally at an unauthorized landfill owned by a third party (this landfill is located about 2 kilometres from the town of Melilli). The claim amounts to €500 million and refers to two Group’s subsidiaries and SMA.RI, the company that carries out activities of waste disposal, being jointly and severally liable. With a sentence issued on 26 June 2017, the Judge accepted all the defensive instances presented by Syndial and Versalis stating that the request of municipality was not admissible due to lack of legitimacy to proceed, and in any case unfounded or groundless, and sentenced the plaintiffs to reimburse all the costs of the trial.

2. Court inquiries on the matter of criminal/administrative corporate responsibility

(i) Algeria. Legal proceedings are pending in Italy and outside Italy in connection with an allegation of corruption relating to the award of certain contracts to its former controlled company Saipem in Algeria. On February 4, 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). For that reason, Eni forwarded the notification to Saipem. The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231, relating to corporate responsibility for crimes committed by employees, which provides fines and interdictions to the company and the disgorgement of profit.

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Notes to the Financial Statements

Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s Exploration & Production Division participates) even if not required, with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree No. 231/2001. Furthermore, the Prosecutor requested the production of certain documents relating to certain activities in Algeria. The proceeding was unified with the Iraq-Kazakhstan proceeding, concerning a different line of investigation, as it related to the activities carried out by Eni in Iraq and Kazakhstan. Subsequently Saipem was served a notice of seizure, then a request for documentation and finally a search warrant was issued, in order to acquire further documentation, in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. Several former Saipem employees were also involved in the proceeding, including the former CEO of Saipem, who resigned from the office in December of 2012, and the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem, who was fired at the beginning of 2013. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian Finance Police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree No. 231/2001 with respect to Eni, Eni’s former CEO, Eni’s former CFO and another senior manager. Eni’s former CFO had previously served as Saipem’s CFO including during the period in which alleged corruption took place and before being appointed as CFO of Eni on August 1, 2008. Eni conducted an internal investigation with the assistance of external consultants, in addition to the review activities performed by its audit and internal control departments and a dedicated team to the Algerian matters. During 2013, the external consultants reached the following results: (i) the review of the documents seized by the Milan prosecutors and the examination of internal records held by Eni’s global procurement department have not found any evidence that Eni entered into intermediary or any other contractual arrangements with the third parties involved in the prosecutors’ investigation; the brokerage contracts that were identified, were signed by Saipem or its subsidiaries or predecessor companies; and (ii) the internal review made on a voluntary basis of the MLE project, the only project that Eni understands to be under the prosecutors’ investigation where the client is an Eni Group company has not found evidence that any Eni employee engaged in wrongdoing in connection with the award to Saipem of two main contracts to execute the project (EPC and Drilling). Furthermore, in 2014, with the assistance of external consultants, Eni completed a review of the extent of its operating control over Saipem with regard to both legal and accounting and administrative issues. The findings of the review performed have confirmed the autonomy of Saipem from the parent company. The findings of Eni’s internal review have been provided to the Judicial Authority in order to reaffirm Eni’s willingness to fully cooperate. On October 24, 2014, Eni SpA received a request of probationary evidence by the Prosecutor of Milan relating to for the examination of two defendants: the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem and the former President and General Manager of Saipem Contracting Algérie SpA. On January 14, 2015, the Public Prosecutor of Milan notified the conclusion of preliminary investigations towards Eni, Saipem and eight persons (including, the former CEO and CFO of Eni and the Chief Upstream Officer of Eni who was responsible for Eni Exploration & Production activities in North Africa at the time of the events under investigation). The Public Prosecutor of Milan has issued a notice for alleged international corruption against all defendants (including Eni and Saipem on the base of the provisions of Legislative Decree No. 231/2001) in connection with the entry into intermediary contracts by Saipem in Algeria. Furthermore, some of the defendants (including the former CEO and CFO of Eni and the Chief Upstream Officer of Eni) were accused of tax offense for fraudulent misrepresentation in relation to the accounting treatment of these contracts for the fiscal years 2009 and 2010. Having acquired the actions of the court filed in relation to the request of probationary evidence, the minutes of the hearing and the documents filed for the conclusion of the preliminary investigation, Eni requested its consultants to perform additional analysis and investigation. As a result, Eni’s consultants reaffirmed their conclusions previously reported to the Company. In February 2015, the Public Prosecutor indicted all the investigated persons for above-mentioned crimes.

98	Eni Interim Report
Notes to the Financial Statements

On October 2, 2015, the Judge for the Preliminary Hearing of the Court of Milan dismissed the case and granted an acquittal in favor of Eni, former Chief Executive Officer and Chief Upstream Officer for all the alleged crimes. On February 24, 2016, the Court of Third Instance, upholding an appeal presented by the Public Prosecutor of Milan, reversed the dismissal, annulled the verdict, and remanded the proceedings to another Judge for the Preliminary Hearing in the Court of Milan. As a result of the new preliminary hearing dated 27 July 2016, the judge ordered the trial for all defendants, including Eni. The judgment of first instance is pending. At the end of 2012, Eni contacted the U.S. Authorities — the DoJ and the U.S. SEC — in order to voluntary inform them about this matter and kept them informed about the developments in the Italian prosecutors’ investigations. Following Eni’s notification in 2012, both the U.S. SEC and the DoJ have started their own investigations regarding this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests.

(ii) Iraq — Kazakhstan. A criminal proceeding is pending before the Public Prosecutor of Milan in relation to alleged crimes of international corruption involving Eni’s activities in Kazakhstan regarding the management of the Karachaganak plant and the Kashagan project, as well as handling of assignment procedures of work contracts by Agip KCO. The Company has filed the documents collected and is fully collaborating with the Public Prosecutor. A number of managers and a former manager are involved in the investigation. The above-mentioned proceeding has been combined with another (the so-called “Iraq proceeding”) regarding a parallel proceeding related to Eni’s activities in Iraq, disclosed in the following paragraphs. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were searched by the Judicial Authorities. The search involved the offices of certain Group employees and of certain third parties in connection with alleged crimes of conspiracy and corruption as part of the “Jurassic” project in Kuwait. Particularly, the alleged crimes would have been committed in order to illicitly influence the award of a construction contract outside Italy where Eni was the commissioning entity. Considering the claims of the Public Prosecutor, Eni and Saipem believed that they were damaged by the crimes committed by their employees. Eni considered those employees to have breached the Company’s Code of Ethics. In spite of this, Eni SpA and Saipem SpA were notified of being under investigation pursuant to the Legislative Decree No. 231/2001, which establishes the liability of entities for the crimes committed by their employees. Eni SpA was notified by the Public Prosecutor of a request of extension of the preliminary investigations that has led up to the involvement of another employee, as well as other suppliers in the proceeding. The Public Prosecutor of Milan requested Eni SpA to be debarred for one year and six months from performing any industrial activities involving the production sharing contract of 1997 with the Republic of Kazakhstan and in the subsequent administrative or commercial arrangements, or the prosecution of the mentioned activities under the supervision of a commissioner pursuant to Article 15 of the Legislative Decree No. 231 of 2001. On July 16, 2013, the Judge for Preliminary Investigation rejected the request for precautionary measures requested by the Public Prosecutor of Milan, because it considered the request groundless. The Public Prosecutor promptly appealed the decision before a higher degree court. After the appeal hearing, on October 21, 2013 such court rejected the appeal filed by the Public Prosecutor. The Re-examination Court rejected the appeal with judgment upon the merits due to the lack of serious evidence against Eni, accepting the defensive arguments for which Eni suffered severe damages because of poor performances of some suppliers involved in the Kashagan project. In addition, the Court declared the lack of precautionary requirements considering the reorganization of the activities in Kazakhstan and taking into account of the initiatives of internal audit and control promptly adopted by Eni. The Public Prosecutor’s office did not appeal against the sentence of the Re-examination Court. Also based on this decision, on March 13, 2014, the Eni legal team requested to the Public Prosecutor to dismiss the proceeding. The Prosecutor’s Office filed a request for dismissal of all the natural persons, and, on 5 January 2017, the judge for preliminary investigations, who issued the relevant decree, granted the above-mentioned filing request. On March 21, 2017, the Public Prosecutor ordered the filing of the request also for Eni.

(iii) Block OPL 245 — Nigeria. On July 2, 2014, the Italian Public Prosecutor of Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks.

Eni Interim Report	99
Notes to the Financial Statements

As part of the proceeding, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by ReCommon NGO relating to alleged corruptive practices that according to the Prosecutor would have allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting license of the offshore oilfield that was discovered in Block 245 in Nigeria. Eni is fully cooperating with the Prosecutor and has promptly filed the requested documentation. Furthermore, Eni has voluntarily reported the matter to the U.S. Department of Justice and the U.S. SEC. In July 2014, the Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage an independent, US-based law firm, expert in anticorruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. After reviewing the matter, the US lawyers concluded in summary that no evidence of wrongdoing on Eni side were detected in relation to the 2011 transaction with the Nigerian government for the acquisition of the OPL 245 license. The outcome of this review was transmitted to the judicial authorities. On September 10, 2014, the Public Prosecutor of Milan notified Eni of a restraining order issued by a British judge who ruled the seizure of a bank account not pertaining to Eni domiciled at a British bank following a request from the Italian Public Prosecutor. The order was also notified to certain individuals, including Eni’s CEO and the Chief Development, Operations and Technological Officer, as well as Eni’s former CEO. From the available documents, it was inferred that such Eni’s officers and former officers are under investigation by the Italian Public Prosecutor. During a hearing before a Court of London on September 15, 2014, Eni and its current executive officers stated their non-involvement in the matter regarding the seized bank account. Following the hearing, the Court reaffirmed the seizure. On December 22 2016, Eni was notified of the conclusion of the preliminary investigation by the Italian Judicial Authorities. Following the request of the Public Prosecutor of Milan that the Eni’s CEO and the Chief Development, Operations and Technological Officer and the Executive Vice President for international negotiations, as well as Eni’s former CEO would stand trial, as well as Eni based on Italian law 231/2001 on corporate entity responsibility, on February 14, 2017, Eni’s attorneys were notified of the schedule of the preliminary hearings that lasted until July 20, 2017. Upon notification to Eni of the conclusion of the preliminary investigation by the Public Prosecutor of Milan, the independent US-based law firm was requested by Eni to assess whether the new documentation made available from Italian prosecutors could modify the conclusions of the law firm prior review. The US law firm was also provided with the documentation filed in the Nigeria proceeding mentioned below. The independent U.S. law firm concluded that the reappraisal of the matter in light of the new documentations available did not alter the outcome of the prior review. On January 27, 2017, Eni’s subsidiary Nigerian Agip Exploration Ltd became aware of an Interim Order of Attachment (“Order”) issued by the Nigerian Federal High Court, sitting in Abuja, upon request from the Economic and Financial Crime Commission (EFCC), attaching temporarily the property known as Oil Prospecting License 245 (“OPL 245”) pending the proceeding for alleged corruption and money laundering started in Nigeria. NAE made an application to discharge the Order (along with the Shell affiliate co-holder of the license). On March 17, 2017, the Nigerian Court discharged the Order. Recently, Eni became aware of a formal filing of charges by the EFCC. Eni has provided a copy of charges filed by the EFCC, to the US-based law firm engaged to review the OPL 245 transaction, who upon review of such documents, did not modify their conclusion according to which no evidence of wrongdoing on Eni side was detected in relation to the acquisition of the OPL 245 license from the Nigerian government.

(iv) Congo. On March 14, 2017, the Italian Finance Police notified Eni an information request pursuant to Article 248 of the Italian Code of Criminal Procedure in which there was evidence that the Public Prosecutor of Milan started a file against unknown persons. The request related in particular to the agreements signed by Eni Congo with the Ministry of Hydrocarbons in 2013, 2014, 2015 in relation to exploration, development and production activities of certain permits and the modalities used by Eni to identify the companies in partnership. On July 6, 2017, the Italian Finance Police notified Eni a further information request pursuant to Article 248 of the Italian Code of Criminal Procedure and a notice of investigation pursuant to Italian Legislative Decree No. 231/2001 for alleged international corruption. The request expressly follows the previous information request notified on March 14, 2017 and concerns the verification of the relationship between Eni and its subsidiaries from 2012 to date with certain third-party companies. Eni has contacted the relevant US authorities (SEC and DoJ) to transmit a voluntary disclosure on the matter.

100	Eni Interim Report
Notes to the Financial Statements

3. Tax Proceedings

(i) Eni SpA — Excise taxes. A tax dispute is pending with the Customs Agency for alleged culpable omission to pay of excise taxes (for the period 2003 – 2008) due on 650 million cubic meters of natural gas marketed by Eni in Italy, corresponding to €114 million, plus €20 million of interests and fines amounting to €34 million. This claim was part of a wider criminal proceeding started by the Court of Milan in 2010 referring to alleged culpable omission to pay excise taxes for an amount 9.8 billion cubic meters of natural gas, then reduced to 650 million cubic meters, considering the fact that the gas volumes input into the national grid by Eni and gas volumes off-taken at each delivery points for reselling to final customers have different calorific power. The criminal trial ended with the acquittal of all Eni’s managers accused of tax evasion because the fact does not exist. Therefore, the Customs Agency issued a new administrative claim configuring erroneous compilation of the consumption declaration only. The Customs Agency reiterated the claim because — even if the incidence of the calorific value has been acknowledged from a technical and scientific point of view — at the same time the matter has not been explicitly regulated by an administrative act. This position was also recently confirmed by the Provincial Tax Commission of Milan to which Eni had presented appeal, confirming that the evidences of Eni were founded. Furthermore, the Tax Commission ruled that the claims for the years 2003 and 2004 are prescribed and annulled all the fines, reducing the claim by €90 million (from €168 million to €78 million). Notwithstanding the evident reasons of unlawfulness of a tax base that includes volumes based on the calorific power, Eni started a discussion with the Customs Agency to define a settlement of the dispute. Eni accrued a tax provision in the interim financial report 2017.

4. Settled proceedings

Tax proceedings

(i) Angola. The international oil companies operating in Angola, among which Eni, and the tax Authorities of the Country have defined a global settlement agreement that ends a number of disputes that lasted for about 15 years regarding the deductibility of certain costs relating to PSA oil activities, as well as the timing of the deductibility of the investments in progress. This agreement provides for the recognition to the Angolan Authorities of a part of the taxable amounts contested as petroleum income taxes. With regard to Eni, considering the opening balance of the interim financial report 2017, the provisions accrued resulted sufficient to sustain the charges of the aforementioned global settlement.

Eni Interim Report	101
Notes to the Financial Statements

30	Revenues

The following is a summary of the main components of “Revenues”. For more information about changes in revenues, see “Financial Review” of the “Interim Consolidated Report”.

Net sales from operations were as follows:

(€ million)	First half 2017	First half 2016

Revenues from sales and services	33,672	26,765
Change in contract work in progress	18	(5)
	33,690	26,760

Sales from operations were stated net of the following items:

(€ million)	First half 2017	First half 2016
Excise taxes	5,958	5,800
Exchanges of oil sales (excluding excise taxes)	546	417
Services recharged to joint venture partners	2,261	2,603
Sales to service station managers for sales billed to holders of credit cards	840	760
	9,605	9,580

Net sales from operations by industry segment are disclosed in note 36 - Information by industry segment.

Net sales from operations with related parties are disclosed in note 37 - Transactions with related parties.

31	Operating expenses

The following is a summary of the main components of “Operating expenses”. For more information about changes in operating expenses, see “Financial Review” of the “Interim Consolidated Report”.

Purchase, services and other

(€ million)	First half 2017	First half 2016
Production costs - raw, ancillary and consumable materials and goods	18,493	13,457
Production costs - services	5,991	6,473
Operating leases and other	867	858
Net provisions for contingencies	262	295
Other expenses	564	553
	26,177	21,636
less:
- capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(111)	(216)
	26,066	21,420

Service costs include geological and geophysical expenses related to the exploration activities of the Exploration & Production segment amounting to €139 million (€114 million in the first half of 2016).

Payroll and related costs

(€ million)	First half 2017	First half 2016
Payroll and related costs	1,658	1,672
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(96)	(128)
	1,562	1,544

102	Eni Interim Report
Notes to the Financial Statements

Average number of employees

The Group average number and breakdown of employees by category is reported below:

(number)	First half 2017		First half 2016
	Subsidiaries	Joint operations	Subsidiaries	Joint operations
Senior managers	1,018	17	1,029	17
Junior managers	9,099	108	9,167	106
Employees	17,115	378	17,382	375
Workers	5,688	288	5,667	297
	32,920	791	33,245	795

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period.

The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Other operating income (expense)

(€ million)	First half 2017	First half 2016
Net income (loss) on cash flow hedging derivatives	(33)	3
Net income (loss) on other derivatives	50	(2)
	17	1

Net income (expense) on cash flow hedging derivatives related to the ineffective portion of the hedging relationship on commodities which was recognized through profit and loss in the Gas & Power segment.

Net income (expense) on other derivatives included: (i) the fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because related to net exposure of commodity risk, trading purposes and proprietary trading amounting to a net income of €50 million (net income of €13 million in the first half of 2016); (ii) the fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts of the Exploration & Production segment amounting to a net expense of €15 million in the first half of 2016.

Operating expenses with related parties are reported in note 37 – Transactions with related parties.

Depreciation and amortization

(€ million)	First half 2017	First half 2016
Depreciation and amortization	3,778	3,706
less:
- capitalized direct costs associated with self-constructed assets	(1)	(1)
	3,777	3,705

Net impairment (reversal)

(€ million)	First half 2017	First half 2016
Impairments	83	185
less:
- reversal of impairments	(22)	(37)
	61	148

Eni Interim Report	103
Notes to the Financial Statements

Write-off

(€ million)	First half 2017	First half 2016
Write-off:
- tangible assets	183	62
- intangible assets	10	59
	193	121

32	Finance income (expense)

(€ million)	First half 2017	First half 2016
Finance income (expense)
Finance income	2,272	3,190
Finance expense	(3,230)	(3,420)
Net finance income (expense) from financial assets held for trading	(51)	(53)
	(1,009)	(283)
Income (expense) from derivative financial instruments	524	(5)
	(485)	(288)

The breakdown of net finance expense or income is provided below:

(€ million)	First half 2017	First half 2016
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(331)	(316)
Interest due to banks and other financial institutions	(50)	(59)
Interest from banks	4	5
Interest and other income from financial receivables and securities held for non-operating purposes	3	25
Net finance income (expense) from financial assets held for trading	(51)	(53)
	(425)	(398)
Exchange differences
Positive exchange differences	2,135	3,036
Negative exchange differences	(2,652)	(2,882)
	(517)	154
Other finance income (expense)
Capitalized finance expense	37	60
Interest and other income on financing receivables and securities held for operating purposes	66	75
Finance expense due to the passage of time (accretion discount) (a)	(144)	(157)
Other finance income (expense)	(26)	(17)
	(67)	(39)
	(1,009)	(283)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Net finance income or expense on derivative financial instruments consisted of the following:

(€ million)	First half 2017	First half 2016
Derivatives on exchange rate	503	(12)
Derivatives on interest rate	21	(17)
Options		24
	524	(5)

Net income from derivatives of €524 million (net expense of €5 million in the first half of 2016) was recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions.

104	Eni Interim Report
Notes to the Financial Statements

Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.

Net income on options of €24 million in the first half 2016 related to: (i) the reversal through profit and loss of the fair value of the embedded options due to the settlement of the bond convertible into ordinary shares of Snam SpA amounting to an income €26 million; (ii) the fair value of the option embedded in non-dilutive equity-linked convertible bond amounting to an expense for €2 million.

Finance income (expense) with related parties are reported in note 37 – Transactions with related parties.

33	Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(€ million)	First half 2017	First half 2016
Share of profit from equity-accounted investments	145	112
Share of loss from equity-accounted investments	(65)	(31)
Decreases (increases) in the provision for losses on investments	5
	85	81

Gains and losses on equity investments accounted for using the equity method is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First half 2017	First half 2016
Dividends	69	55
Net gain (loss) on disposals		(27)
Other net income (expense)	(7)	(31)
	62	(3)

In the first half 2017, dividend income for €69 million primarily related to Nigeria LNG Ltd for €53 million and Saudi European Petrochemical Co for €8 million. In the first half 2016, dividend income for €55 million primarily related to Nigeria LNG Ltd for €22 million and Saudi European Petrochemical Co for €20 million.

In the first half 2016, net loss on disposals amounting to €27 million related to: (i) a loss of €32 million for the sale of 2.22% share capital (entire stake own) of Snam SpA; (ii) a gain of €5 million related to the sale of the 100% share capital of Eni Slovenjia doo.

Eni Interim Report	105
Notes to the Financial Statements

34	Income taxes

(€ million)	First half 2017	First half 2016
Current taxes:
- Italian subsidiaries	151	107
- Non-Italian subsidiaries	1,549	1,207
	1,700	1,314
Net deferred taxes:
- Italian subsidiaries	(211)	6
- Non-Italian subsidiaries	(138)	(381)
	(349)	(375)
	1,351	939

The reconciliation between the statutory tax charge, calculated by applying the Italian statutory tax rate of 24% on the corporate profit before taxes and the effective income taxes of €1,351 million determines a higher tax charge of €790 million. This difference is the consequence of the impact of the net profit reported by the non-Italian companies of the Exploration & Production segment that are subjected to a higher tax rate.

35	Earnings per share

		First half 2017	First half 2016
Average number of shares used for the calculation of the basic and diluted earnings per share		3,601,140,133	3,601,140,133

Eni’s net profit	(€ million)	983	(1,242)
Basic and diluted earning (loss) per share	(euro per share)	0.27	(0.34)

Eni’s net profit - Continuing operations	(€ million)	983	(829)
Basic and diluted earning (loss) per share	(euro per share)	0.27	(0.23)

Eni’s net profit - Discontinued operations	(€ million)		(413)
Basic and diluted earning (loss) per share	(euro per share)		(0.11)

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

The average number of ordinary shares outstanding for the first half of 2016 and 2017, was 3,601,140,133.

As of June 30, 2016 and 2017, no pending issues of new shares that could dilute earnings were reported.

106	Eni Interim Report
Notes to the Financial Statements

36	Information by industry segment

Eni’s segmental reporting is established based on the Group’s operating segments that are evaluated regularly by the chief operating decision maker (the CEO) in deciding how to allocate resources and in assessing performance.

The main key financial information of the operating segments to be reported to the CEO are revenues, operating income, assets and liabilities directly attributable.

As of June 30, 2017, Eni’s reportable segments have been regrouped as follows:

Exploration & Production: is engaged in exploring for and recovering crude oil and natural gas, including participation to projects for the liquefaction of natural gas;

Gas & Power: is engaged in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. The Gas & Power segment is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins.

Refining & Marketing and Chemical: is engaged in manufacturing, supply, distribution and marketing activities of oil products and chemicals.

Corporate and other activities: represents the key support functions, comprising holdings and treasury, headquarters, central functions like IT, HR, real estate, self-insurance activities, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial. The Energy Solutions Department, which engages in developing the business of renewable energy, is an operating segment that is reported within Corporate and other activities because it does not meet the materiality threshold for separate segment reporting as provided for by IFRS 8.

The information by industry segment is the following:

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Intragroup profits	Total
First half 2016
Net sales from operations (a)	7,243	19,764	8,698	629
Less: intersegment sales	(4,089)	(4,231)	(727)	(527)
Net sales to customers	3,154	15,533	7,971	102		26,760
Operating profit	288	(71)	363	(260)	5	325
First half 2017
Net sales from operations (a)	9,326	25,652	10,859	687
Less: intersegment sales	(5,683)	(5,457)	(1,098)	(596)
Net sales to customers	3,643	20,195	9,761	91		33,690
Operating profit	2,479	(11)	397	(345)	154	2,674

(a) Before elimination of intersegment sales.

Eni Interim Report	107
Notes to the Financial Statements

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Intragroup profits	Total
December 31, 2016
Identifiable assets (a)	75,716	12,014	10,712	1,146	(520)	99,068
Unallocated assets						25,477
Identifiable liabilities (b)	17,433	8,923	3,968	3,939	(332)	33,931
Unallocated liabilities						37,528
First half 2017
Identifiable assets (a)	71,994	10,702	11,034	1,007	(377)	94,360
Unallocated assets						23,460
Identifiable liabilities (b)	17,333	7,845	4,276	3,962	(342)	33,074
Unallocated liabilities						35,817

(a) Includes assets directly associated with the generation of operating profit.

(b) Includes liabilities directly associated with the generation of operating profit.

37	Transactions with related parties

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchanges of goods, provision of services and financing with joint ventures, associates and unconsolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	relations with Vodafone Italia SpA related to Eni SpA through a member of the Board of Directors pursuant to Consob Regulation concerning transactions with related parties and the internal procedure of Eni “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties”. These transactions, regulated at market conditions, mainly involve costs for mobile communication services for €2 million;
(d)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development; (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, are related to the ordinary course of Eni’s business.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2017 are presented in annex "List of companies owned by Eni SpA as of 30 June 2017".

108	Eni Interim Report
Notes to the Financial Statements

Trade and other transactions with related parties

(€ million)
	December 31, 2016			First half 2016
	Receivables and other	Payables and other		Costs			Revenues			Other operating (expense)
Name	assets	liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	income
Joint ventures and associates
Agiba Petroleum Co	1	50			101
Karachaganak Petroleum Operating BV	47	187		232	191	2		1	1
Mellitah Oil & Gas BV	7	134			237			14
Petrobel Belayim Petroleum Co	225	532			860
Saipem Group	64	224	8,094		276	5		21
Unión Fenosa Gas SA			57				42			(1)
Other (*)	114	25	1	5	54		48	24	9	17
	458	1,152	8,152	237	1,719	7	90	60	10	16
Unconsolidated entities controlled by Eni
Eni BTC Ltc			192
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	69	1	3
Other (*)	9	16	51		1		10	1	1
	78	17	246		1		10	1	1
	536	1,169	8,398	237	1,720	7	100	61	11	16
Entities controlled by the Government
Enel Group	151	254			408		26	46		88
Italgas Group	54	1
Snam Group	44	541	1	69	1,005	3	50	7
Terna Group	33	46		32	74	4	37	11	2	7
GSE - Gestore Servizi Energetici	58	32		119	1	13	165	36	1
Other (*)	43	24			20		33	4	3
	383	898	1	220	1,508	20	311	104	6	95
Pension funds and foundations		2			2	13
Groupement Sonatrach – Agip «GSA» e Organe Conjoint des Opérations «OC SH/FCP»	176	331			243	5	4	27
	1,095	2,400	8,399	457	3,473	45	415	192	17	111

(*) Each individual amount included herein was lower than €50 million.

(€ million)
	June 30, 2017			First half 2017
	Receivables and other	Payables and other		Costs			Revenues			Other operating (expense)
Name	assets	liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	income
Joint ventures and associates
Coral FLNG SA			2,301
Karachaganak Petroleum Operating BV	50	164		359	130	5	3	2
Mellitah Oil & Gas BV	6	143		5	228			2
Petrobel Belayim Petroleum Co	152	1,295			1,984			8
Saipem Group	59	125	7,726		303		2	16
Unión Fenosa Gas SA	10		57	1		2	125		1	14
Other (*)	122	79		15	124		40	23	1
	399	1,806	10,084	380	2,769	7	170	51	2	14
Unconsolidated entities controlled by Eni
Eni BTC Ltc			178
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	73	1	5		1			3
Other (*)	7	10	8		3		1	1	1
	80	11	191		4		1	4	1
	479	1,817	10,275	380	2,773	7	171	55	3	14
Entities controlled by the Government
Enel Group	104	206		8	298		88	36		160
Italgas Group	56	61			454	1	1
Snam Group	37	274		23	614	1	42	90
Terna Group	38	28		38	58	4	40	20		8
GSE - Gestore Servizi Energetici	18	22		135	4	18	336	60	1	1
Other (*)	33	14		1	21	2	23	3
	286	605		205	1,449	26	530	209	1	169
Pension funds and foundations	1	2			2	11	1
Groupement Sonatrach – Agip «GSA» e Organe Conjoint des Opérations «OC SH/FCP»	169	265		9	190	8	1	23
	935	2,689	10,275	594	4,414	52	703	287	4	183

(*) Each individual amount included herein was lower than €50 million.

Eni Interim Report	109
Notes to the Financial Statements

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	guarantees issued on a pro-quota basis granted to Coral FLNG on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant (for more information see note 29 – Guarantees, commitments and risks);
-	Eni’s share of expenses incurred to develop oil fields from Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach – Agip «GSA», Organe Conjoint des Opérations «OC SH/FCP» and, only for Karachaganak Petroleum Operating BV, purchase of oil products from Eni Trading Shipping SpA. Services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	engineering, construction and drilling services by the Saipem Group mainly to the Exploration & Production segment and guarantees issued by Eni SpA relating to bid bonds and performance bonds;
-	a performance guarantee given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

-	sale of fuel oil, the sale of fuel through payment cards, sale and purchase of gas and fair value of derivative financial instruments with Enel group;
-	acquisition of natural gas transportation, distribution and storage services from Italgas group and Snam group on the basis of tariffs set by Italian Regulatory Authority for Electricity, Gas and Water and purchase and sale of natural gas for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis;
-	sale and purchase of electricity, acquisition of domestic electricity transmission services and fair value of derivative financial instruments included in the prices of electricity related to sale/purchase transactions with Terna group;
-	sale and purchase of electricity, gas, environmental certificates and sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree no. 249/2012.

Transactions with pension funds and foundation concerned:

-	provisions to pension funds for €11 million;
-	contributions to Eni Enrico Mattei Foundation for €2 million.

Financing transactions with related parties

(€ million)
	June 30, 2016			First half 2016
Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Cardón IV SA	1,054				46
Matrìca SpA	125				4
Saipem Group			82		21
Shatskmorneftegaz Sàrl	69			7	2
Société Centrale Electrique du Congo SA	78
Unión Fenosa Gas SA		85
Other (*)	52		2	5	2
	1,378	85	84	12	75
Unconsolidated entities controlled by Eni
Eni BTC Ltd		54
Other (*)	46	52
	46	106
Entities controlled by the Government
Other (*)				1
				1
	1,424	191	84	13	75

(*) Each individual amount included herein was lower than €50 million.

110	Eni Interim Report
Notes to the Financial Statements

(€ million)
	June 30, 2017			First half 2017
Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Angola LNG Ltd			245
Cardón IV SA	1,011				45
Matrìca SpA	129				4
Saipem Group			74		9
Shatskmorneftegaz Sàrl	87			7	3
Société Centrale Electrique du Congo SA	73	14			1
Unión Fenosa Gas SA		77
Other (*)	86	2	10	9	4
	1,386	93	329	16	66
Unconsolidated entities controlled by Eni
Eni BTC Ltd		52
Other (*)	49	37			1
	49	89			1
Entities controlled by the Government
Other (*)	7			3
	7			3
	1,442	182	329	19	67

(*) Each individual amount included herein was lower than €50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	guarantees granted to Angola LNG Ltd for bank loans;
-	financing loans granted to Cardón IV SA for exploration and development activities of a gas field in Venezuela;
-	financing loans granted to Matrìca SpA in relation to the “Green Chemistry” project at the Porto Torres plant;
-	guarantees outstanding for bank loans granted to the Saipem group;
-	financing loans granted to Shatskmorneftegaz Sàrl for exploration activities in the Black Sea and to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo;
-	a cash deposit at Eni’s financial companies on behalf of Saipem Group and Unión Fenosa Gas SA and Eni BTC Ltd.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(€ million)
	June 30, 2017			December 31, 2016
	Total	Related parties	Impact %	Total	Related parties	Impact %
Trade and other receivables	15,836	988	6.24	17,593	1,100	6.25
Other current assets	1,432	24	1.68	2,591	57	2.20
Other non-current financial assets	1,793	1,317	73.45	1,860	1,349	72.53
Other non-current assets	1,529	13	0.85	1,348	13	0.96
Assets held for sale	355	35	9.86	14
Current financial liabilities	2,851	182	6.38	3,396	191	5.62
Trade and other payables	14,956	2,611	17.46	16,703	2,289	13.70
Other current liabilities	1,547	55	3.56	2,599	88	3.39
Other non-current liabilities	1,597	23	1.44	1,768	23	1.30

Eni Interim Report	111
Notes to the Financial Statements

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(€ million)
	First half 2017			First half 2016
	Total	Related parties	Impact %	Total	Related parties	Impact %
Net sales from operations	33,690	990	2.94	26,760	607	2.27
Other income and revenues	626	4	0.64	502	17	3.39
Purchases, services and other	26,066	5,049	19.37	21,420	3,957	18.47
Payroll and related costs	1,562	11	0.70	1,544	18	1.17
Other operating (expense) income	17	183	..	1	111	..
Financial income	2,272	67	2.95	3,190	75	2.35
Financial expense	(3,230)	(19)	0.59	(3,420)	(13)	0.38

Main cash flows with related parties are provided below:

(€ million)	First half 2017	First half 2016
Revenues and other income	994	624
Costs and other expenses	(2,747)	(2,678)
Other operating income (loss)	183	111
Net change in trade and other receivables and liabilities	(153)	215
Net interests	63	74
Net cash provided from operating activities	(1,660)	(1,654)
Capital expenditure in tangible and intangible assets	(2,313)	(1,297)
Disposal of investments		463
Net change in accounts payable and receivable in relation to investments	774	421
Change in financial receivables	(121)	5,858
Net cash used in investing activities	(1,660)	5,445
Change in financial liabilities	(1)	160
Net cash used in financing activities	(1)	160
Total financial flows to related parties	(3,321)	3,951

The impact of cash flows with related parties consisted of the following:

(€ million)
	First half 2017			First half 2016
	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash provided from operating activities	4,638	(1,660)	..	3,100	(1,654)	..
Cash used in investing activities	(4,214)	(1,660)	39.39	(813)	5,445	..
Cash used in financing activities	(1,121)	(1)	0.09	(3,266)	160	..

112	Eni Interim Report
Notes to the Financial Statements

38	Significant non-recurring events and operations

In the first half of 2017 and 2016, no non-recurring events and operations were reported.

39	Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2017 and 2016, no transactions deriving from atypical and/or unusual operations were report.

40	Subsequent events

No significant events were reported after June 30, 2017.

113

Certification pursuant to rule 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Massimo Mondazzi, in their respective role as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to rule 154- bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, hereby certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2017 and during the period covered by the report, were:
•	adequate to the Company structure, and
•	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2017 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	In addition, we certify that:
3.1	These condensed consolidated interim financial statements as of June 30, 2017:
a)	have been prepared in accordance with applicable international accounting standards recognised by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b)	correspond to the information in the accounting books and entities;
c)	fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the scope of consolidation as of, and for, the period presented in this report.

3.2	The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2017 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transactions.

July 27, 2017

/s/ Claudio Descalzi	/s/ Massimo Mondazzi
Claudio Descalzi	Massimo Mondazzi
Chief Executive Officer	Chief Financial Officer

114

Report of Independent Auditors

EY S.p.A. Via Po, 32 00198 Roma	Tel: +39 06 324751 Fax: +39 06 32475504 ey.com

Review report on the interim condensed consolidated financial statements

(Translation from the original Italian text)

To the Shareholders of
Eni S.p.A.

Introduction

We have reviewed the interim condensed consolidated financial statements, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and the related explanatory notes of Eni S.p.A. and its subsidiaries (the "Eni Group") as of 30 June 2017. The Directors of Eni S.p.A. are responsible for the preparation of the interim condensed consolidated financial statements in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of 31 July 1997. A review of interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA Italia) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Eni Group as of 30 June, 2017 are not prepared, in all material respects, in conformity with the International Financial Reporting Standard applicable to Interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 1 August 2017

EY S.p.A.

Signed by: Riccardo Rossi, Partner

This report has been translated into the English language solely for the convenience of international readers

EY S.p.A.

Sade Legale: via Po, 32 - 00198 Roma

Capitale Sociale deliraro Euro 3.250.000.00, sottoscritto e verssto Euro 2.950.000.00 i.v,

Iscrilla alla 5.0. del Registro delle Imprese presso la C.C. I.A.A, dl Roma

Codice fiscale e numero di iscrizione 00434000584 - numbero R.E.A. 250904

P.IVAO 00891231003

Iscritta al Registro Revisori Legall al n. 70945 Pubblicato sulla G.U. Suppi 13 - IV Serie speciale del 17/2/1998

Iscritta all’Albo Speciale delle sociata di revisione

Consob al progrossivo n. 2 delibera n. 10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

Annex

116	Eni Interim Report
List of companies owned by Eni

List of companies owned by Eni SpA as of June 30, 2017

Investments owned by Eni as of June 30, 2017

In accordance with the provisions of articles 38 and 39 of the Legislative Decree no. 127/1991 and Consob communication no. DEM/6064293 of 28 July 2006, the list of subsidiaries, associates and significant investments owned by Eni SpA as of 30 June 2017, is presented below. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2017, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other significant investments(a)

	Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total

Fully consolidated subsidiaries	28	150	178
Consolidated joint operations				8	5	13

Investments owned by consolidated companies(b)
Equity-accounted investments	3	25	28	20	38	58
Investments valued at cost	4	7	11	3	31	34	4	24	28
	7	32	39	23	69	92	4	24	28
Investments owned by unconsolidated companies
Owned by controlled companies
Owned by joint arrangements					3	3
					3	3
Total	35	182	217	31	77	108	4	24	28

(a) Relates to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.

(b) Investments in subsidiaries accounted for using the equity method and valued at cost relate to non-significant companies.

Subsidiaries, joint arrangements and affiliates resident in states with a privileged tax regime

The Law of 28 December 2015, no. 208 (Stability Law 2016), effective from 1 January 2016, amended the article no. 167, paragraph 4, of the Presidential Decree of 22 December 1986 no. 917, identifying all the tax regimes, even special, of states or territories to be considered as privileged with reference, exclusively, to a nominal level of taxation lower than 50 percent of the one applicable in Italy. Furthermore, the regimes of states or territories that are part of the European Union, or of states that are part of the European Economic Area that have concluded agreements with Italy ensuring an effective exchange of information are not considered as privileged. At June 30, 2017, Eni controls 10 companies based in states with a privileged tax regime as identified by article no. 167, paragraph 4 of the Italian Income Tax Code. Of these 10 companies, 6 are subject to taxation in Italy because they are included in the tax return of Eni.

The remaining 4 companies are not subject to Italian taxation, but to the specific local tax regimes, as a consequence of the exemption obtained by the Italian Revenue Agency by taking into account of the taxation level applied. Of these 10 companies, 8 come from the acquisitions of Lasmo Plc, the activities carried out in Congo by Maurel & Prom, Burren Energy Plc and Hess Indonesia. These subsidiaries, resident or located in states identified by the Decree, did not issued any financial instrument and all the financial statements for 2017 were audited by Ernst & Young.

Eni Interim Report		117
Annex to interim financial statements	Subsidiaries

Parent company

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti	25.76
					SpA
					Ministero dell'Economia	4.34
					e delle Finanze
					Eni SpA	0.91
					Other shareholders	68.99

Subsidiaries

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	East Timor	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA (in liquidation)	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
EniProgetti SpA (former Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA)	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	18,331,000	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	24,103,200	Eni SpA	99.96	99.96	F.C.
					Third parties	0.04

Outside Italy

Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Energy and Natural Resources	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
(Nigeria) Ltd					Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.

118	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Oil Ecuador BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Agip Oleoducto de Crudos Pesados BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
Burren (Cyprus) Holdings Ltd (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En. (Berm) Ltd	100.00		Co.
Burren Energy (Bermuda) Ltd (9)	Hamilton (Bermuda)	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy Congo Ltd (9)	Tortola (British Virgin Islands)	Republic of the Congo	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ltd (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy Plc	London	United	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Burren Energy Ship Management Ltd	Nicosia	Cyprus	EUR	3,420	Burren En. (Berm) Ltd	50.00		Co.
(in liquidation)	(Cyprus)				Burren (Cyp) H. Ltd (L)	50.00
Burren Energy Shipping and	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren En. (Berm) Ltd	50.00		Co.
Transportation Ltd (in liquidation)					Burren (Cyp) H. Ltd (L)	50.00
Burren Shakti Ltd (8)	Hamilton (Bermuda)	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
Coral South FLNG DMCC (8)	Dubai	United Arab	AED	500,000	Eni Mozambique LNG	100.00	100.00	F.C.
	(United Arab Emirates)	Emirates			H. BV
Eni Abu Dhabi BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni AEP Ltd	London (United Kingdom)	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni America Ltd	Dover, Delaware (USA)	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Angola Exploration BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Angola Production BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Argentina Exploración y	Buenos Aires (Argentina)	Argentina	ARS	24,136,336	Eni International BV	95.00		Eq.
Explotación SA					Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Eni Interim Report		119
Annex to interim financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni BB Petroleum Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	34,000,000	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Bulungan BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SA	Pointe – Noire	Republic of	USD	17,000,000	Eni E&P Holding BV	99.99	100.00	F.C.
	(Republic of the Congo)	the Congo			Eni International BV	(..)
					Eni Int. NA NV Sàrl	(..)
Eni Côte d'Ivoire Ltd	London (United Kingdom)	Ivory Coast	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Croatia BV	Amsterdam (Netherlands)	Croatia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,004	Eni International BV	100.00	100.00	F.C.
Eni Dación BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	Eni Oil Holdings BV	100.00		Eq.
Eni Denmark BV	Amsterdam (Netherlands)	Greenland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em	Rio De Janeiro	Brazil	BRL	1,593,415,000	Eni International BV	99.99		Eq.
Exploração e Produção de	(Brazil)				Eni Oil Holdings BV	(..)
Petróleo Ltda
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Engineering E&P Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Eni Gabon SA	Libreville (Gabon)	Gabon	XAF	13,132,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

120	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Hydrocarbons Venezuela Ltd	London (United Kingdom)	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00	100.00	F.C.
Eni India Ltd	London (United Kingdom)	India	GBP	44,000,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni Indonesia Ots 1 Ltd (8)	Grand Cayman (Cayman Islands)	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni Investments Plc	London	United	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Iraq BV	Amsterdam (Netherlands)	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ireland BV	Amsterdam (Netherlands)	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Isatay BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London	United	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Eni Liberia BV	Amsterdam (Netherlands)	Liberia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd	London (United Kingdom)	United Kingdom	GBP	5,001,000	Eni UK Ltd	100.00	100.00	F.C.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Marketing Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Maroc BV	Amsterdam (Netherlands)	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni México S. de RL de CV	Lomas De Chapultepec	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
	Mexico City (Mexico)				Eni Oil Holdings BV	0.10
Eni Middle East BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Middle East Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd	London	United	GBP	220,711,147.50	Eni Lasmo Plc	99.99	100.00	F.C.
(in liquidation)	(United Kingdom)	Kingdom			Eni LNS Ltd	(..)
Eni Montenegro BV	Amsterdam (Netherlands)	Montenegro	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

Eni Interim Report		121
Annex to interim financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Norge AS	Forus (Norway)	Norway	NOK	278,000,000	Eni International BV	100.00	100.00	F.C.
Eni North Africa BV	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover, Delaware (USA)	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Oman BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Pakistan (M) Ltd Sàrl	Luxembourg (Luxembourg)	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Pakistan Ltd	London (United Kingdom)	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover, Delaware	USA	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
	(USA)				Eni International BV	36.14
Eni Petroleum US Llc	Dover, Delaware (USA)	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni Portugal BV	Amsterdam (Netherlands)	Portugal	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000	Eni International BV	99.99		Eq.
	(Democratic Republic of the Congo)	Republic of the Congo			Eni Oil Holdings BV	(..)
Eni South Africa BV	Amsterdam (Netherlands)	Republic of South Africa	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni South China Sea Ltd Sàrl	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Togo BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Trinidad and Tobago Ltd	Port Of Spain (Trinidad and Tobago)	Trinidad and Tobago	TTD	1,181,880	Eni International BV	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd (9)	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

122	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni UK Holding Plc	London	United	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Llc	Kiev	Ukraine	UAH	42,004,757.64	Eni Ukraine Hold. BV	99.99	100.00	F.C.
	(Ukraine)				Eni International BV	0.01
Eni Ukraine Shallow Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold. BV	100.00		Eq.
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover, Delaware (USA)	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni Venezuela E&P H.	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	963,800,000	Eni International BV	99.99	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	(..)
Eni Ventures Plc (in liquidation)	London	United	GBP	278,050,000	Eni International BV	99.99		Co.
	(United Kingdom)	Kingdom			Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Yemen Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
(former Tecnomare Egypt Ltd)	(Egypt)				Eni SpA	1.00
Eurl Eni Algérie	Algiers (Algeria)	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
First Calgary Petroleums LP	Wilmington	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)				FCP Partner Co ULC	0.01
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd (9)	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Liverpool Bay Ltd	London (United Kingdom)	United Kingdom	USD	29,075,343	Eni ULX Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Eni Interim Report		123
Annex to interim financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Nigerian Agip E. Ltd	0.99
					Agip En. Nat. Res. Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
OOO 'Eni Energhia'	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90	100.00	F.C.
	(Russia)				Eni Oil Holdings BV	0.10
Zetah Congo Ltd (8)	Nassau	Republic of	USD	300	Eni Congo SA	66.67		Co.
	(Bahamas)	the Congo			Burren En. Congo Ltd	33.33
Zetah Kouilou Ltd (8)	Nassau	Republic of	USD	2,000	Eni Congo SA	54.50		Co.
	(Bahamas)	the Congo			Burren En. Congo Ltd	37.00
					Third parties	8.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

124	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni gas e luce SpA	San Donato Milanese (MI)	Italy	EUR	6,655,992	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA	100.00	100.00	F.C.
EniPower Mantova SpA	San Donato Milanese	Italy	EUR	144,000,000	EniPower SpA	86.50	86.50	F.C.
	(MI)				Third parties	13.50
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Adriaplin Podjetje za	Ljubljana	Slovenia	EUR	12,956,935	Eni gas e luce SpA	51.00	51.00	F.C.
distribucijo zemeljskega plina doo Ljubljana	(Slovenia)				Third parties	49.00
Eni G&P France BV	Amsterdam (Netherlands)	France	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
Eni Gas & Power France SA	Levallois Perret	France	EUR	29,937,600	Eni gas e luce SpA	99.87	99.87	F.C.
	(France)				Third parties	0.13
Eni Gas & Power NV	Vilvoorde (Belgium)	Belgium	EUR	31,925,264	Eni SpA	100.00	100.00	F.C.
Eni Trading & Shipping Inc	Dover, Delaware (USA)	USA	USD	36,000,000	Ets SpA	100.00	100.00	F.C.
Eni Wind Belgium NV	Vilvoorde (Belgium)	Belgium	EUR	5,494,500	Eni Gas & Power NV	100.00	100.00	F.C.
Société de Service du Gazoduc	Tunisi	Tunisia	TND	99,000	Eni International BV	66.67	66.67	F.C.
Transtunisien SA - Sergaz SA	(Tunisia)				Third parties	33.33
Société pour la Construction du	Tunisi	Tunisia	TND	200,000	Eni International BV	99.85	100.00	F.C.
Gazoduc Transtunisien SA - Scogat SA	(Tunisia)				Trans Tunis. P. Co SpA	0.05
					LNG Shipping SpA	0.05
					Eni SpA	0.05
Tigáz Tiszántúli Gázszolgáltató	Hajdúszoboszló	Hungary	HUF	8,486,070,500	Eni SpA	98.99	98.99	F.C.
Zártkörûen Mûködõ Részvénytársaság	(Hungary)				Third parties	1.01
Tigáz-Dso Földgázelosztó kft	Hajdúszoboszló (Hungary)	Hungary	HUF	31,033,000,000	Tigáz Zrt	100.00	98.99	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

Eni Interim Report		125
Annex to interim financial statements	Subsidiaries

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Consorzio AgipGas Sabina	Cittaducale	Italy	EUR	5,160	Eni Fuel SpA	100.00		Co.
(in liquidation)	(RI)
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel SpA	Rome	Italy	EUR	58,944,310	Eni SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.

Outside Italy

Eni Austria GmbH	Wien	Austria	EUR	78,500,000	Eni International BV	75.00	100.00	F.C.
	(Austria)				Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
Eni Deutschland GmbH	Munich	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
	(Germany)				Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni International BV	100.00	100.00	F.C.
Eni Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Eni Mineralölh. GmbH	99.99	100.00	F.C.
	(Austria)				Eni International BV	(..)
Eni Mineralölhandel GmbH	Wien (Austria)	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
Eni Suisse SA	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni International BV	100.00	100.00	F.C.
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00	100.00	F.C.
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
Oléoduc du Rhône SA	Valais (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
OOO ''Eni-Nefto''	Moscow	Russia	RUB	1,010,000	Eni International BV	99.01		Eq.
	(Russia)				Eni Oil Holdings BV	0.99

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

126	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Tecnoesa SA	Quito	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Eq.
	(Ecuador)				Esain SA	(..)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

Eni Interim Report		127
Annex to interim financial statements	Subsidiaries

Chemical

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,364,790,000	Eni SpA	100.00	100.00	F.C.

In Italy

Consorzio Industriale Gas Naturale (in liquidation)	San Donato Milanese	Italy	EUR	124,000	Versalis SpA	53.55	Eq.
	(MI)				Raff. di Gela SpA	18.74
					Eni SpA	15.37
					Raff. Milazzo ScpA	11.58
					Syndial SpA	0.76

Outside Italy

Dunastyr Polisztirolgyártó	Budapest	Hungary	HUF	8,092,160,000	Versalis SpA	96.34	100.00	F.C.
Zártkoruen Mukodo Részvénytársaság	(Hungary)				Versalis Deutschland GmbH	1.83
					Versalis International SA	1.83
Eni Chemicals Trading (Shanghai) Co Ltd (in liquidation)	Shanghai (China)	China	USD	5,000,000	Versalis SpA	100.00		Eq.
Versalis Americas Inc	Dover, Delaware (USA)	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
Versalis Congo Sarlu	Pointe - Noire (Republic of the Congo)	Republic of the Congo	CDF	1,000,000	Versalis International SA	100.00		Eq.
Versalis Deutschland GmbH	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS	Mardyck (France)	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutschland GmbH	23.71
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00		Eq.
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Pacific Trading	99.99		Eq.
	(India)				Third parties	(..)
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Versalis UK Ltd	Lyndhurst, Hampshire (United Kingdom)	United Kingdom	GBP	4,004,042	Versalis SpA	100.00	100.00	F.C.

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

128	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.
Eni Adfin SpA	Rome	Italy	EUR	85,537,498.80	Eni SpA	99.65	99.65	F.C.
					Third parties	0.35
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese (MI)	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
Serfactoring SpA	San Donato Milanese	Italy	EUR	5,160,000	Eni Adfin SpA	49.00	48.83	F.C.
	(MI)				Third parties	51.00
Servizi Aerei SpA	San Donato Milanese (MI)	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.

Outside Italy

Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	0.10
Eni Finance International SA	Bruxelles	Belgium	USD	2,474,225,632	Eni International BV	66.39	100.00	F.C.
	(Belgium)				Eni SpA	33.61
Eni Finance USA Inc	Dover, Delaware (USA)	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Insurance Designated Activity Company	Dublin (Ireland)	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
Eni International BV	Amsterdam (Netherlands)	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
Eni International Resources Ltd	London	United	GBP	50,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

Eni Interim Report		129
Annex to interim financial statements	Subsidiaries

Other activities

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Anic Partecipazioni SpA	Gela (CL)	Italy	EUR	23,519,847.16	Syndial SpA	99.96		Eq.
(in liquidation)					Third parties	0.04
Eni New Energy SpA	San Donato Milanese (MI)	Italy	EUR	5,000,000	Eni SpA	100.00	100.00	F.C.
Industria Siciliana Acido	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA	52.00		Eq.
Fosforico - ISAF – SpA (in liquidation)					Third parties	48.00
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Syndial SpA	100.00	100.00	F.C.
Syndial Servizi Ambientali SpA	San Donato Milanese	Italy	EUR	424,818,703.05	Eni SpA	99.99	100.00	F.C.
	(MI)				Third parties	(..)

Outside Italy

Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Syndial SpA	100.00	Eq.

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

130	Eni Interim Report
	Joint arrangements and associates	Annex to interim financial statements

Joint arrangements and associates

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni East Africa SpA(†)	San Donato Milanese	Mozambique	EUR	20,000,000	Eni SpA	71.43	71.43	J.O.
	(MI)				Third parties	28.57
Società Oleodotti Meridionali –	San Donato Milanese	Italy	EUR	3,085,000	Eni SpA	70.00	70.00	J.O.
SOM SpA(†)	(MI)				Third parties	30.00

Outside Italy

Agiba Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00	Co.
	(Egypt)				Third parties	50.00
Angola LNG Ltd	Hamilton	Angola	USD	11,077,085,000	Eni Angola Prod. BV	13.60	Eq.
	(Bermuda)				Third parties	86.40
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00	Co.
	(Egypt)				Third parties	75.00
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33	Eq.
	(Luxembourg)				Third parties	66.67
Cabo Delgado Gas	Maputo	Mozambique	MZN	2,500,000	Eni Mozambique LNG	50.00	Co.
Development Limitada (†)	(Mozambique)				H. BV
					Third parties	50.00
Cardón IV SA (†)	Caracas	Venezuela	VEF	17,210,000	Eni Venezuela BV	50.00	Eq.
	(Venezuela)				Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VEF	100	Eni Venezuela BV	26.00	Co.
	(Venezuela)				Third parties	74.00
Coral FLNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozambique LNG	50.00	Eq.
	(Mozambique)				H. BV
					Third parties	50.00
East Delta Gas Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50	Co.
	(Egypt)				Third parties	62.50
East Kanayis Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00	Co.
	(Egypt)				Third parties	50.00
East Obaiyed Petroleum Company (†)	Cairo	Egypt	EGP	20,000	Ieoc SpA	50.00	Co.
	(Egypt)				Third parties	50.00
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00	Co.
	(Egypt)				Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00	Co.
(in liquidation)	(Egypt)				Third parties	50.00
Enstar Petroleum Ltd	Calgary (Canada)	Canada	CAD	0.10	Unimar Llc	100.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33	Eq.
	(Luxembourg)				Third parties	66.67
InAgip doo (†)	Zagreb	Croatia	HRK	54,000	Eni Croatia BV	50.00	Co.
	(Croatia)				Third parties	50.00
Karachaganak Petroleum	Amsterdam	Kazakhstan	EUR	20,000	Agip Karachaganak BV	29.25	Co.
Operating BV	(Netherlands)				Third parties	70.75

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(†)	Jointly controlled entity.

Eni Interim Report		131
Annex to interim financial statements	Joint arrangements and associates

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Karachaganak Project Development	Reading, Berkshire	United	GBP	100		Agip Karachaganak BV	38.00		Eq.
Ltd (KPD)	(United Kingdom)	Kingdom				Third parties	62.00
Khaleej Petroleum Co Wll	Safat	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)					Third parties	51.00
Liberty National Development	Wilmington	USA	USD	0	(a)	Eni Oil & Gas Inc	32.50		Eq.
Co Llc	(USA)					Third parties	67.50
Llc 'Westgasinvest' (†)	Lviv	Ukraine	UAH	2,000,000		Eni Ukraine Hold. BV	50.01		Eq.
	(Ukraine)					Third parties	49.99
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Mellitah Oil & Gas BV (†)	Amsterdam	Libya	EUR	20,000		Eni North Africa BV	50.00		Co.
	(Netherlands)					Third parties	50.00
Mozambique LNG Marine Terminal SA	Maputo (Mozambique)	Mozambique	MZN	4,000		Eni Mozambique LNG H. BV	50.00		Eq.
						Third parties	50.00
Mozambique MOF Company SA	Maputo (Mozambique)	Mozambique	MZN	4,000		Eni Mozambique LNG H. BV	50.00		Eq.
						Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
North Bardawil Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	30.00		Co.
	(Egypt)					Third parties	70.00
North El Burg Petroleum Company	Cairo	Egypt	EGP	20,000		Ieoc SpA	25.00		Co.
	(Egypt)					Third parties	75.00
Petrobel Belayim Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
PetroBicentenario SA (†)	Caracas	Venezuela	VEF	379,000,000		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroJunín SA (†)	Caracas	Venezuela	VEF	2,402,100,000		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VEF	220,300,000		Eni Venezuela BV	26.00		Eq.
	(Venezuela)					Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Port Said Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
Raml Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	22.50		Co.
	(Egypt)					Third parties	77.50
Ras Qattara Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Rovuma Basin LNG	Maputo	Mozambique	MZN	140,000		Eni East Africa SpA	33.33		Co.
Land Limitada (†)	(Mozambique)					Third parties	66.67
Shatskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000		Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)					Third parties	66.67
Shorouk Petroleum Company	Cairo	Egypt	EGP	20,000		Ieoc Production BV	45.00		Co.
	(Egypt)					Third parties	55.00
Société Centrale Electrique	Pointe - Noire	Republic of	XAF	44,732,000,000		Eni Congo SA	20.00		Eq.
du Congo SA	(Republic of the Congo)	the Congo				Third parties	80.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(†)	Jointly controlled entity.

(a)	Shares without nominal value.

132	Eni Interim Report
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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Société Italo Tunisienne	Tunisi	Tunisia	TND	5,000,000		Eni Tunisia BV	50.00		Eq.
d'Exploitation Pétrolière SA (†)	(Tunisia)					Third parties	50.00
Sodeps - Société de	Tunisi	Tunisia	TND	100,000		Eni Tunisia BV	50.00		Co.
Developpement et d'Exploitation du Permis du Sud SA (†)	(Tunisia)					Third parties	50.00
Tapco Petrol Boru Hatti Sanayi	Istanbul	Turkey	TRY	7,850,000		Eni International BV	50.00		Eq.
ve Ticaret AS (†)	(Turkey)					Third parties	50.00
Tecninco Engineering Contractors	Aksai	Kazakhstan	KZT	29,478,455		EniProgetti SpA	49.00		Eq.
Llp (†)	(Kazakhstan)					Third parties	51.00
Thekah Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	25.00		Co.
	(Egypt)					Third parties	75.00
Unimar Llc (†)	Houston	USA	USD	0	(a)	Eni America Ltd	50.00		Eq.
	(USA)					Third parties	50.00
United Gas Derivatives Co	Cairo	Egypt	USD	195,500,000		Eni International BV	33.33		Eq.
	(Egypt)					Third parties	66.67
VIC CBM Ltd (†)	London	Indonesia	USD	1,315,912		Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)					Third parties	50.00
Virginia Indonesia Co CBM	London	Indonesia	USD	631,640		Eni Lasmo Plc	50.00		Eq.
Ltd (†)	(United Kingdom)					Third parties	50.00
Virginia Indonesia Co Llc	Wilmington (USA)	Indonesia	USD	10		Unimar Llc	100.00
Virginia International Co Llc	Wilmington (USA)	Indonesia	USD	10		Unimar Llc	100.00
West Ashrafi Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	50.00		Co.
(in liquidation)	(Egypt)					Third parties	50.00
Zetah Noumbi Ltd	Nassau	Republic of	USD	100		Burren En. Congo Ltd	37.00		Co.
	(Bahamas)	the Congo				Third parties	63.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(†)   Jointly controlled entity.

(a)	Shares without nominal value.

Eni Interim Report		133
Annex to interim financial statements	Joint arrangements and associates

Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA	50.00		Eq.
					Third parties	50.00
Società EniPower Ferrara Srl (†)	San Donato Milanese	Italy	EUR	170,000,000	EniPower SpA	51.00	51.00	J.O.
	(MI)				Third parties	49.00
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA	50.00		Eq.
					Third parties	50.00

Outside Italy

Blue Stream Pipeline Co BV (†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	50.00	J.O.
	(Netherlands)				Third parties	50.00
Gas Distribution Company of	Ampelokipi – Menemeni	Greece	EUR	247,127,605	Eni gas e luce SpA	49.00		Eq.
Thessaloniki - Thessaly SA (†)	(Greece)				Third parties	51.00
Gas Supply Company of	Thessaloniki	Greece	EUR	13,761,788	Eni gas e luce SpA	49.00		Eq.
Thessaloniki-Thessalia SA (†)	(Greece)				Third parties	51.00
GreenStream BV (†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00	J.O.
	(Netherlands)				Third parties	50.00
Premium Multiservices SA	Tunisi	Tunisia	TND	200,000	Sergaz SA	49.99		Eq.
	(Tunisia)				Third parties	50.01
SAMCO Sagl	Lugano	Switzerland	CHF	20,000	Transmed. Pip. Co Ltd	90.00		Eq.
	(Switzerland)				Eni International BV	5.00
					Third parties	5.00
Transmediterranean Pipeline	St. Helier	Jersey	USD	10,310,000	Eni SpA	50.00	50.00	J.O.
Co Ltd(†)(19)	(Jersey)				Third parties	50.00
Turul Gázvezeték Építõ es	Tatabànya	Hungary	HUF	404,000,000	Tigáz Zrt	58.42		Eq.
Vagyonkezelõ Részvénytársaság (†)	(Hungary)				Third parties	41.58
Unión Fenosa Gas SA (†)	Madrid	Spain	EUR	32,772,000	Eni SpA	50.00		Eq.
	(Spain)				Third parties	50.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(†)   Jointly controlled entity.

(19)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation. The company is considered as a controlled subsidiary as provided by article 167, paragraph 3, of the Italian Tax Consolidated Text.

134	Eni Interim Report
	Joint arrangements and associates	Annex to interim financial statements

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Fuel SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	34.93		Eq.
Interscambio Merci SpA					Third parties	65.07
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Fuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Fuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Fuel SpA	25.00		Eq.
					Third parties	75.00
PETRA SpA (†)	Ravenna	Italy	EUR	723,100	Ecofuel SpA	50.00		Eq.
					Third parties	50.00
Petrolig Srl (†)	Genova	Italy	EUR	104,000	Ecofuel SpA	70.00		Eq.
(in liquidation)					Third parties	30.00
Petroven Srl (†)	Genova	Italy	EUR	156,000	Ecofuel SpA	68.00	68.00	J.O.
					Third parties	32.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
SeaPad SpA (†)	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Co.
					Third parties	75.00
Servizi Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Termica Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.

Outside Italy

AET –	Schwedt	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
Raffineriebeteiligungsgesellschaft mbH (†)	(Germany)				Third parties	66.67
Bayernoil Raffineriegesellschaft	Vohburg	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
mbH (†)	(Germany)				Third parties	80.00
City Carburoil SA (†)	Rivera	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91		Eq.
	(Switzerland)				Third parties	50.09
Egyptian International Gas	Cairo	Egypt	EGP	100,000,000	Eni International BV	40.00		Co.
Technology Co	(Egypt)				Third parties	60.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(†)   Jointly controlled entity.

Eni Interim Report		135
Annex to interim financial statements	Joint arrangements and associates

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000	Eni International BV	22.50			Eq.
	(Singapore)				Third parties	77.50
FSH Flughafen Schwechat Hydranten-	Wien	Austria	EUR	7,098,752.57	Eni Marketing A. GmbH	14.29			Co.
Gesellschaft OG	(Austria)				Eni Mineralölh. GmbH	14.29
					Eni Austria GmbH	14.28
					Third parties	57.14
Fuelling Aviation Services GIE	Tremblay En France	France	EUR	1	Eni France Sàrl	25.00			Co.
	(France)				Third parties	75.00
Mediterranée Bitumes SA	Tunisi	Tunisia	TND	1,000,000	Eni International BV	34.00			Eq.
	(Tunisia)				Third parties	66.00
Routex BV	Amsterdam	Netherlands	EUR	67,500	Eni International BV	20.00			Eq.
	(Netherlands)				Third parties	80.00
Saraco SA	Meyrin	Switzerland	CHF	420,000	Eni Suisse SA	20.00			Co.
	(Switzerland)				Third parties	80.00
Supermetanol CA (†)	Jose Puerto La Cruz	Venezuela	VEF	12,086,744.84	Ecofuel SpA	34.51	(b)	50.00	J.O.
	(Venezuela)				Supermetanol CA	30.07
					Third parties	35.42
TBG Tanklager	Salzburg	Austria	EUR	43,603.70	Eni Marketing A. GmbH	50.00			Eq.
Betriebsgesellschaft GmbH (†)	(Austria)				Third parties	50.00
Weat Electronic	Düsseldorf	Germany	EUR	409,034	Eni Deutsch. GmbH	20.00			Eq.
Datenservice GmbH	(Germany)				Third parties	80.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(†)	Jointly controlled entity.
(b)	Controlling interest:	Ecofuel SpA	50.00
		Third parties	50.00

136	Eni Interim Report
	Joint arrangements and associates	Annex to interim financial statements

Chemical

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Syndial SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA	19.74		Eq.
					Syndial SpA	11.58
					S.E.F. Srl	10.70
					Third parties	57.98
Matrìca SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
					Third parties	50.00
Newco Tech SpA (†)	Novara	Italy	EUR	500,000	Versalis SpA	80.00		Eq.
					Genomatica Inc.	20.00
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA	25.00		Eq.
					Third parties	75.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	33.16		Eq.
					Syndial SpA	4.38
					Third parties	62.46
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
					Syndial SpA	38.39
					Third parties	13.17

Outside Italy

Lotte Versalis Elastomers Co Ltd (†)	Yeosu	South Korea	KRW	301,800,000,000	Versalis SpA	50.00	Eq.
	(South Korea)				Third parties	50.00
Versalis Zeal Ltd(†)	Takoradi	Ghana	GHS	5,650,000	Versalis International SA	80.00	Eq.
	(Ghana)				Third parties	20.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(†)   Jointly controlled entity.

Eni Interim Report		137
Annex to interim financial statements	Joint arrangements and associates

Corporate and other activities

Other activities

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Filatura Tessile Nazionale Italiana -	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA	59.56	(b)		Co.
FILTENI SpA (in liquidation)					Third parties	40.44
Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Syndial SpA	30.00			Eq.
(in liquidation)					Third parties	70.00
Saipem SpA (#) (†)	San Donato Milanese	Italy	EUR	2,191,384,693	Eni SpA	30.54	(c)		Eq.
	(MI)				Saipem SpA	0.70
					Third parties	68.76

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.

(†)   Jointly controlled entity.

(b)	Controlling interest:	Syndial SpA	48.00
		Third parties	52.00
(c)	Controlling interest:	Eni SpA	30.76
		Third parties	69.24

138	Eni Interim Report
	Other significant investments	Annex to interim financial statements

Other significant investments

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Consorzio Universitario in	Pisa	Italy	EUR	135,000	Eni SpA	16.67		Co.
Ingegneria per la Qualità e l'Innovazione					Third parties	83.33

Outside Italy

Administradora del Golfo de	Caracas	Venezuela	VEF	100		Eni Venezuela BV	19.50	Co.
Paria Este SA	(Venezuela)					Third parties	80.50
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	Co.
	(Nigeria)					Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	744,863,945.81		Eni G&P LNG Aus. BV	10.99	Co.
	(Australia)					Third parties	89.01
New Liberty Residential Co Llc	West Trenton	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50	Co.
	(USA)					Third parties	82.50
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	Co.
	(Nigeria)					Third parties	89.60
Norsea Pipeline Ltd	Woking Surrey	United	GBP	7,614,062		Eni SpA	10.32	Co.
	(United Kingdom)	Kingdom				Third parties	89.68
North Caspian Operating Co NV	Amsterdam	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	Co.
	(Netherlands)					Third parties	83.19
OPCO - Sociedade Operacional	Luanda	Angola	AOA	7,400,000		Eni Angola Prod. BV	13.60	Co.
Angola LNG SA	(Angola)					Third parties	86.40
Petrolera Güiria SA	Caracas	Venezuela	VEF	1,000,000		Eni Venezuela BV	19.50	Co.
	(Venezuela)					Third parties	80.50
Point Fortin LNG Exports Ltd	Port Of Spain	Trinidad and	USD	10,000		Eni T&T Ltd	17.31	Co.
	(Trinidad and Tobago)	Tobago				Third parties	82.69
SOMG - Sociedade de Operações e	Luanda	Angola	AOA	7,400,000		Eni Angola Prod. BV	13.60	Co.
Manutenção de Gasodutos SA	(Angola)					Third parties	86.40
Torsina Oil Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	12.50	Co.
	(Egypt)					Third parties	87.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(a)	Shares without nominal value.

Eni Interim Report		139
Annex to interim financial statements	Other significant investments

Gas & Power

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Angola LNG Supply Services Llc	Wilmington	USA	USD	19,278,782	Eni USA Gas M. Llc	13.60		Co.
	(USA)				Third parties	86.40
Norsea Gas GmbH	Emden	Germany	EUR	1,533,875.64	Eni International BV	13.04		Co.
	(Germany)				Third parties	86.96

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

140	Eni Interim Report
	Other significant investments	Annex to interim financial statements

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Consorzio Nazionale per la	Rome	Italy	EUR	36,149	Eni SpA	12.43		Co.
Gestione Raccolta e Trattamento degli Oli Minerali Usati (former Consorzio Obbligatorio degli Oli Usati)					Third parties	87.57
Società Italiana Oleodotti di Gaeta	Rome	Italy	ITL	360,000,000	Eni SpA	72.48		Co.
SpA (14)					Third parties	27.52

Outside Italy

BFS Berlin Fuelling Services GbR	Hamburg	Germany	EUR	145,758		Eni Deutsch. GmbH	12.50	Co.
	(Germany)					Third parties	87.50
Compania de Economia	Cuenca	Ecuador	USD	3,028,749		Eni Ecuador SA	13.31	Co.
Mixta 'Austrogas'	(Ecuador)					Third parties	86.69
Dépot Pétrolier de Fos SA	Fos Sur Mer	France	EUR	3,954,196.40		Eni France Sàrl	16.81	Co.
	(France)					Third parties	83.19
Dépôt Pétrolier de la Côte	Nanterre	France	EUR	207,500		Eni France Sàrl	18.00	Co.
d’Azur SAS	(France)					Third parties	82.00
Joint Inspection Group Ltd	London	United	GBP	0	(a)	Eni SpA	12.50	Co.
	(United Kingdom)	Kingdom				Third parties	87.50
S.I.P.G. Socété Immobilier	Tremblay En France	France	EUR	40,000		Eni France Sàrl	12.50	Co.
Pétrolier de Gestion Snc	(France)					Third parties	87.50
Sistema Integrado de Gestion	Madrid	Spain	EUR	175,713		Eni Iberia SLU	15.44	Co.
de Aceites Usados	(Spain)					Third parties	84.56
Tanklager - Gesellschaft Tegel	Hamburg	Germany	EUR	23		Eni Deutsch. GmbH	12.50	Co.
(TGT) GbR	(Germany)					Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500		Eni Suisse SA	16.27	Co.
	(Switzerland)					Third parties	83.73
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309		Eni International BV	12.00	Co.
	(Ghana)					Third parties	88.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(14)	Company under extraordinary administration procedure pursuant to Law no. 95 of April 3, 1979. The liquidation was concluded on April 28, 2015. The cancellation has been filed and is pending the authorization by the Ministry of Economic Development.
(a)	Shares without nominal value.

Eni Interim Report		141
Annex to interim financial statements	Other significant investments

Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Emittenti Titoli SpA	Milan	Italy	EUR	4,264,000	Eni SpA	10.00	(b)		Co.
					Emittenti Titoli SpA	0.78
					Third parties	89.22

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(b)	Controlling interest:	Eni SpA	10.08
		Third parties	89.92

142	Eni Interim Report
	Changes in the scope of consolidation for the first half 2017	Annex to interim financial statements

Changes in the scope of consolidation for the first half 2017

Fully consolidated subsidiaries

Companies included (n. 5)

Eni gas e luce SpA	San Donato Milanese	Gas & Power	Relevancy
Eni New Energy SpA	San Donato Milanese	Other activities	Relevancy
Coral South FLNG DMCC	Dubai	Exploration & Production	Constitution
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai	Refining & Marketing	Relevancy
Eni Montenegro BV	Amsterdam	Exploration & Production	Relevancy

Companies excluded (n. 4)

Burren Energy (Services) Limited	London	Exploration & Production	Cancellation
(in liquidation)
Distrigas LNG Shipping SA	Bruxelles	Gas & Power	Cancellation
Eni Dación BV	Amsterdam	Exploration & Production	Irrelevancy
Eni RD Congo SA	Kinshasa	Exploration & Production	Irrelevancy

Consolidated joint operations

Companies excluded (n. 1)

Petrolig Srl (in liquidation)	Genova	Refining & Marketing	Irrelevancy

(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
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e-mail: investor.relations@eni.com

Eni SpA
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2016:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

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